Filed pursuant to Rule 424(b)(3)

Registration No. 333-117046
PROSPECTUS
Alloy, Inc.

1,250,001 Shares of Common Stock and Preferred Stock Purchase Rights

$47,100,000 Aggregate Principal Amount of Alloy, Inc.

5.375% Convertible Senior Debentures due 2023 and Shares of
Common Stock and Preferred Stock Purchase Rights
Issuable Upon Conversion of the Debentures

     We have prepared this prospectus to allow the selling stockholders we describe to sell up to 1,250,001 shares of our common stock. The selling stockholders acquired and may acquire the shares being registered hereby in connection with our acquisition of InSite Advertising, Inc. (“InSite”). We also sold $69,300,000 aggregate principal amount of our 5.375% Convertible Senior Debentures due 2023 in private transactions, which closed July 23, 2003 and August 20, 2003, $22,200,000 of which were sold pursuant to the Registration Statement on Form S-3 previously filed with the Commission on October 17, 2003 (Registration No. 333-109786). Selling debentureholders may use this Prospectus to resell from time to time their debentures and the shares of common stock issuable upon conversion of the debentures. We will not receive any of the proceeds from the sale of any of these securities.

DEBENTURES; CONVERSION

     We will pay 5.375% interest per annum on the outstanding principal amount of each debenture, payable semi-annually in arrears on February 1 and August 1 of each year beginning on February 1, 2004. The debentures will mature on August 1, 2023.

     The debentures are convertible at the holder’s option into shares of our common stock at an initial conversion price of $8.375 per share, which is equal to a conversion rate of approximately 119.403 shares per $1,000 principal amount of debentures, subject to adjustment, under the following circumstances only:

•	during any “Conversion Period” (which is any period from and including the thirtieth trading day in any fiscal quarter of ours to, but not including, the thirtieth trading day in the immediately following fiscal quarter) if the closing sale price of our common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 110% of the conversion price on that 30th trading day,

•	on or before August 15, 2018, during any 5 business day period immediately following any 10 consecutive trading-day period (the “Debenture Measurement Period”) in which the average trading price for the debentures during that Debenture Measurement Period was less than 98% of the average conversion value for the debentures during such Debenture Measurement Period,

•	upon the occurrence of certain specified corporate transactions, or

•	if we have called the debentures for redemption.

DEBENTURE REDEMPTION AND REPURCHASE

     We may not redeem the debentures prior to August 1, 2008. Thereafter, we may redeem the debentures, in whole or in part, at the redemption prices specified elsewhere in this prospectus. See “Description of the Debentures — Optional Redemption.”

     Debenture holders may require us to repurchase for cash all or a portion of their debentures on August 1, 2008, 2013 and 2018 at a repurchase price equal to 100% of the principal amount of their debentures plus any accrued and unpaid interest to, but excluding, the date of repurchase.

     Debenture holders may require us to repurchase for cash all or a portion of their debentures upon a change of control, in certain circumstances and subject to certain conditions. In such case, we will pay a repurchase price equal to 100% of the principal amount of the debentures being repurchased plus accrued and unpaid interest to, but excluding, the repurchase date.

     The debentures originally sold in private placement transactions are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTALSM Market. We do not intend to list the debentures on any other national securities exchange or in any automated quotation system.

     Our common stock is traded on the Nasdaq National Market under the trading symbol “ALOY.” On July 15, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $5.59 per share.

     Investing in our common stock and debentures involves risks

See “Risk Factors That May Affect Future Results” beginning on page 7

Neither the Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

This prospectus is dated July 16, 2004.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor any distribution of the debentures or shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

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PROSPECTUS SUMMARY

      This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the debentures. You should carefully read the entire prospectus, including “Risk factors” and our financial statements and related notes, before you decide whether to invest in the debentures or common stock. References to “we,” “our,” “our company,” “us,” “the Company” or “Alloy” refer to Alloy, Inc.

OUR COMPANY

      We are a media, marketing services, direct marketing and retail company targeting Generation Y, the approximately 60 million boys and girls in the United States between the ages of 10 and 24. Our business integrates direct mail catalogs, retail stores, print media, display media boards, websites, on-campus marketing programs and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers. We reach a significant portion of Generation Y consumers through our various media assets, marketing service programs, direct marketing activities, and retail stores. As a result, we are able to offer advertisers targeted access to the youth market. We sell third-party branded and private label products in key Generation Y spending categories, including apparel, action sports equipment and accessories, directly to the youth market. Additionally, our assets have enabled us to build a comprehensive database that includes information about approximately 27 million Generation Y consumers.

      We generate revenue from three principal sources — direct marketing, retail stores, and sponsorship and other activities. From our catalogs and websites, we sell branded products in key Generation Y spending categories, including apparel, action sports equipment, and accessories directly to the youth market. Our dELiA*s retail stores segment derives revenue primarily from the sale of apparel, accessories and home furnishings to consumers. We generate sponsorship and other activities revenues largely from traditional, blue chip advertisers that seek highly targeted, measurable and effective marketing programs to reach Generation Y. Advertisers can reach Generation Y through integrated marketing programs that include our catalogs, books, websites, and display media boards, as well as through promotional events, product sampling, college and high school newspaper advertising, customer acquisition programs and other marketing services that we provide.

OUR MEDIA AND MARKETING PROPERTIES

      Our business integrates the following assets to deliver comprehensive access to Generation Y:

DIRECT MARKETING CATALOGS & WEBSITES

Alloy	Markets apparel, accessories and housewares targeting girls; website (www.alloy.com) provides commerce and interactive content.

dELiA*s	Markets apparel, accessories, home furnishings and housewares targeting teenage girls and young women; website (www.delias.com) provides commerce and interactive content.

CCS	Markets skateboarding and snowboarding related equipment, apparel and accessories targeting boys; website (www.ccs.com) provides commerce and interactive content.

Dan’s Comp	Markets BMX bikes and related equipment, apparel and accessories targeting boys; website (www.danscomp.com) provides commerce and content.

MARKETING SERVICES AND PROMOTIONAL MARKETING

360 Youth	Our media and marketing arm, which includes the assets and experience of several college and teen marketing companies, including CASS Communications, Market Place Media, Youthstream and

others; enables advertising clients to reach more than 25 million Generation Y consumers each month through a mix of programs incorporating proprietary media assets such as school-based media boards, websites and catalogs, as well as college, high school, military base and multi-cultural newspapers.

Alloy Marketing and Promotions	Our promotional marketing unit specializing in event and field marketing, sampling and acquisitions programs; includes the assets and experience of established promotion agencies and marketing services companies, including the 360 Youth business of MarketSource Corporation, Triple Dot Communications, Y-Access and Target Marketing & Promotions.

On Campus Marketing	Direct marketer of college- or university-endorsed products.

InSite Advertising	Out-of-home display advertising in bars, restaurants and nightclubs, and event and promotional marketing;

eStudentLoan	Website featuring college scholarship and financial aid database search engines.

PRINT MEDIA

Private Colleges & Universities	Publishes college and university guide books distributed to college-bound high school students and operates related websites.

Career Recruitment Media	Publishes targeted career recruitment publications.

Alloy Entertainment/ 17th Street Productions	Develops books and other entertainment properties.

RETAIL STORES

dELiA*s	As of June 8, 2004 we operated 57 dELiA*s stores, including six outlet stores, in 22 states. These stores range in size from 2,500 to 5,100 square feet with an average size of approximately 4,375 square feet.

      Our principal executive offices are located at 151 W. 26th Street, 11th Floor, New York, NY 10001. Our telephone number is (212) 244-4307.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated.

Years ended January 31,									Three months
									ended
2000		2001		2002		2003	2004		April 30, 2004

—(a	)	—(b	)	—	(c)	6.9	—(d	)	—(e )

      These ratios have been calculated by dividing (i) income before income taxes plus fixed charges (adjusted for capitalized interest) by (ii) fixed charges. Fixed charges consist of interest incurred (expensed or capitalized), preferred stock dividends and accretion of discount and the portion of rent expense (one-third) on our operating leases which we believe is deemed representative of interest.

(a) Due to our loss for the fiscal year ended January 31, 2000 (“fiscal 1999”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $14.634 million to achieve a coverage of 1:1.

(b) Due to our loss for the fiscal year ended January 31, 2001 (“fiscal 2000”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $29.689 million to achieve a coverage of 1:1.

(c) Due to our loss for the fiscal year ended January 31, 2002 (“fiscal 2001”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $18.378 million to achieve a coverage of 1:1.

(d) Due to our loss for the fiscal year ended January 31, 2004 (“fiscal 2003”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $71.744 million to achieve a coverage of 1:1.

(e) Due to our loss for the three months ended April 30, 2004, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $9.627 million to achieve a coverage of 1:1.

THE COMMON STOCK OFFERING

Issuer	Alloy, Inc.

Securities Offered	1,250,001 shares of our common stock, par value $0.01 per share.

Nasdaq National Market Symbol for our Common Stock	“ALOY”

THE DEBENTURE OFFERING

Issuer	Alloy, Inc.

Securities Offered	$47,100,000 aggregate principal amount of our 5.375% Convertible Senior Debentures due 2023.

Maturity Date	August 1, 2023 unless earlier redeemed, repurchased or converted.

Ranking	The debentures are our senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

Interest Payment Dates	February 1 and August 1, beginning February 1, 2004.

Interest Rate	5.375% per annum.

Conversion Right	Each Holder may convert all or any part of that holder’s debentures prior to the close of business on such debenture’s stated maturity date under any of the following circumstances:

• during any fiscal quarter if the closing sale price per share of our common stock for a period of at least 20 consecutive trading days during the 30 consecutive trading day period ending on the last day of the preceding fiscal quarter is more than 110% of the conversion price in effect on that thirtieth day;

• on or before August 1, 2018, during the five business-day period following any 10 consecutive trading-day period in which the daily average trading price for the debentures for such ten-day period was less than 98% of the average conversion value (as described in this offering memorandum) for the debentures during that period;

• upon the occurrence of specified corporate transactions described below under “Description of the Debentures — Conversion Rights;” or

• if we have called the debentures for redemption.

The conversion rate will initially equal 119.4030 shares of our common stock per $1,000 principal amount of debentures. This represents an initial conversion price of $8.375 per share of common stock. The conversion rate (and the conversion price) may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any, upon any conversion. Upon conversion, holders will not receive any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the common stock received by the holders on conversion. See “Description of the Debentures — Conversion Rights.”

Sinking Fund	None.

Optional Redemption	We may not redeem the debentures prior to August 1, 2008. Thereafter, we may redeem the debentures, in whole or in part, at the redemption prices specified elsewhere in this prospectus. See “Description of the Debentures — Optional Redemption.”

Optional Repurchase Right of Holders	A Holder may require us to repurchase for cash all or a portion of that holder’s debentures on each of August 1, 2008, 2013 and 2018 at a repurchase price equal to 100% of the principal amount of such holder’s debentures plus any accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of the Debentures — Repurchase at Option of Holders — Optional Put.”

Change of Control Repurchase Right of Holders	A Holder may require us to repurchase for cash all or a portion of that holder’s debentures upon a change of control, in certain circumstances and subject to certain conditions. In such case, we will pay a repurchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Debentures — Repurchase at Option of Holders — Change of Control Put.”

Form, Denomination and Registration	The debentures were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of the Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. “Description of the Debentures — Book-Entry Delivery and Settlement.”

Registration Rights	We have filed the registration statement of which this prospectus is a part in satisfaction of an obligation to do so under a registration rights agreement between us and the initial purchasers of the debentures. We have agreed under the registration rights agreement to keep the shelf registration statement, of which this prospectus is a part, effective until the earlier of:

• two years after the last date of original issuance of any of the debentures;

• the date when the holders of the debentures and the common stock issuable upon conversion of the debentures are able to sell all these securities immediately pursuant to Rule 144(k) under the Securities Act; and

• the date when all of the debentures and the common stock into which the debentures are convertible which are owned by purchasers who have completed and delivered a selling securityholder notice and questionnaire in a prescribed form are registered under the shelf registration statement of which this prospectus is a part and sold in accordance with it.

We will be required to pay the holders additional amounts if we fail to register the debentures and the common stock issuable upon conversion of the debentures within a specified time period. See “Description of the Debentures — Registration Rights.”

Listing and trading	The debentures originally sold in private placement transactions are eligible for trading in the PORTALSM Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in the PORTALSM Market. We do not intend to list the debentures on any other national securities exchange or automated quotation system.

Nasdaq National Market Symbol for our Common Stock	“ALOY”

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

      You should carefully consider and evaluate all the information included in this prospectus, including the risks described below, before making an investment decision. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. The trading price of the debentures and our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the Commission. The material risks and uncertainties described below are related to this offering. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment.

Risks Related to Our Business

We may not be able to achieve or maintain profitability.

      Since our inception in January 1996, we have incurred significant net losses. We have reported positive net income for only one full fiscal year — our fiscal year ended January 31, 2003 (“fiscal 2002”). As of April 30, 2004, we had an accumulated deficit of approximately $136.4 million.

Our business may not grow in the future.

      Since our inception, we have rapidly expanded our business, growing from revenues of $2.0 million for our fiscal year ended January 31, 1998 to $371.9 million for our fiscal year ended January 31, 2004 (“fiscal 2003”). Our continued growth will depend to a significant degree on our ability to increase revenues from our direct marketing and retail businesses, to maintain existing sponsorship and advertising relationships and develop new relationships, to identify and integrate successfully acquisitions, and to maintain and enhance the reach and brand recognition of our existing media franchises and new media franchises that we create or acquire. Our ability to implement our growth strategy will also depend on a number of other factors, many of which are or may be beyond our control including (i) the continuing appeal of our media and marketing properties to Generation Y consumers, (ii) the continued perception by participating advertisers and sponsors that we offer an effective marketing channel for their products and services, (iii) our ability to select products that appeal to our customer base and to market such products effectively to our target audience, (iv) our ability to attract, train and retain qualified employees and management and (v) our ability to make additional strategic acquisitions. There can be no assurance that we will be able to implement our growth strategy successfully.

We may fail to use our Generation Y database and our expertise in marketing to Generation Y consumers successfully, and we may not be able to maintain the quality and size of our database

      The effective use of our Generation Y consumer database and our expertise in marketing to Generation Y are important components of our business. If we fail to capitalize on these assets, our business will be less successful. As individuals in our database age beyond Generation Y, they may no longer be of significant value to our business. We must therefore continuously obtain data on new individuals in the Generation Y demographic in order to maintain and increase the size and value of our database. If we fail to obtain sufficient new names and information, our business could be adversely affected. Moreover, there are other Generation Y- focused media businesses that possess similar information about some segments of Generation Y. We compete for sponsorship and advertising revenues based on the comprehensive nature of our database and our ability to analyze and interpret the data in our database. Accordingly, if one or more of our competitors were to create a database similar to ours, or if a competitor were able to analyze its data more effectively than we are able to analyze ours, our competitive position, and therefore our business, could suffer.

Our success depends largely on the value of our brands and if the value of our brands were to diminish, our business would be adversely affected.

      The prominence of our Alloy, dELiA*s, CCS and Dan’s Comp catalogs and websites among our Generation Y target market, and the prominence of our Market Place Media, 360 Youth and Private Colleges & Universities brands and media franchises with advertisers are key components of our business. If our consumer brands or their associated merchandise and content lose their appeal to Generation Y consumers, our business would be adversely affected. The value of our consumer brands could also be eroded by misjudgments in merchandise selection or by our failure to keep our content current with the evolving preferences of our audience. These events would likely also reduce sponsorship and advertising sales for our merchandise and publishing businesses and may also adversely affect our marketing and services businesses. Moreover, we anticipate that we will continue to increase the number of Generation Y consumers we reach, through means that could include broadening the intended audience of our existing consumer brands or creating or acquiring new media franchises or related businesses. Misjudgments by us in this regard could damage our existing or future brands. If any of these developments occur, our business would suffer and we may be required to write-down the carrying value of our goodwill.

Our revenues and income could decline due to general economic trends, declines in consumer spending and seasonality.

      Our revenues are largely generated by discretionary consumer spending or advertising seeking to stimulate that spending. Advertising expenditures and consumer spending all tend to decline during recessionary periods, and may also decline at other times. Accordingly, our revenues could decline during any general economic downturn. In addition, our revenues have historically been higher during our third and fourth fiscal quarters, coinciding with the start of the school calendar and holiday season spending, than in the first half of our fiscal year. Therefore, our results of operations in any given quarter may not be indicative of our full fiscal year performance.

We compete with other retailers for sales and locations in our retail store operations.

      The Generation Y girl retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for retail store sales with specialty apparel retailers, department stores and certain other apparel retailers, such as Wet Seal, Hot Topic, bebe, Express, Forever 21, Gap, H&M, Pacific Sunwear, and Urban Outfitters. We also compete for favorable site locations and lease terms in shopping malls. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. While we believe we compete effectively for sales and for favorable site locations and lease terms, competition for prime locations within malls, in particular, and within other locations is intense and we cannot assure you that we will be able to obtain new locations or maintain our existing locations on terms favorable to us, if at all.

Closing stores or curtailing certain operations could result in significant impairments and costs to us.

      In the fourth quarter of fiscal 2003, we made a strategic decision to close up to 17 dELiA*s retail stores (6 of which have been closed as of June 8, 2004) and to discontinue production of our Girlfriends LA and Old Glory catalogs due to their poor financial results and their limited ability to become profitable in the future in a highly competitive market, and so we could focus on our core direct marketing brands. In the future, we could decide to close dELiA*s retail stores (in addition to the 17 stores already identified for shutdown) or curtail operations that are producing continuing financial losses. If we do so, we would be required to write down the carrying value of these impaired assets to realizable value, a non-cash event that would negatively impact our earnings and earnings per share. In addition, if we decide to close any dELiA*s stores before the expiration of their lease terms, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to the employees at such stores. These costs would negatively impact our financial results and cash position.

dELiA*s exclusive branding activities could lead to increased inventory obsolescence and could harm our relations with other vendors.

      dELiA*s promotion and sale of dELiA*s branded products will increase our exposure to risks of inventory obsolescence and other exposures normally associated with manufacturers. Accordingly, if a particular style of product does not achieve widespread consumer acceptance, we may be required to take significant markdowns, which could have a material adverse effect on our gross profit margin and other operating results. Additionally, there can be no assurance that dELiA*s promotion of its dELiA*s branded products will not negatively impact its and our relationships with existing vendors of branded merchandise. Moreover, dELiA*s exclusive brand development plans may include entry into joint venture and/or licensing/distribution arrangements, which may limit our control of these operations.

We depend largely upon a single distribution facility.

      Following our decision to terminate our relationship with New Roads and assume fulfillment activities for our Alloy and CCS units, the distribution functions for our Alloy, CCS and dELiA*s catalogs and all of our dELiA*s retail stores are handled from a single, owned facility in Hanover, Pennsylvania. Any significant interruption in the operation of this distribution facility due to natural disasters, accidents, system failures or other unforeseen causes could delay or impair our ability to distribute merchandise to our customers and retail stores, which could cause our sales to decline. This would have a material adverse effect on our operations and results.

We may be required to recognize impairment charges.

      Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value of our business segments. Our determination of whether an impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment in a future period that could substantially affect our reported earnings in a period of such change. For instance, during the fourth quarter of fiscal 2003 we completed our annual impairment review and recorded a $56.7 million charge to reduce the carrying value of goodwill and an approximate $3.9 million charge to reduce the carrying value of indefinite-lived intangible assets. The combined $60.6 million charge is reflected as a component of operating income in the accompanying consolidated statement of operations.

      Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. Pursuant to SFAS No. 144, we performed an analysis of the recoverability of certain long-lived assets during the fourth quarter of fiscal 2003 and recorded an asset impairment charge of $1.3 million.

Our strategy contemplates strategic acquisitions, and our inability to acquire suitable businesses or to manage their integration could harm our business.

      A key component of our business strategy is to expand our reach by acquiring complementary businesses, products and services. We compete with other media and related businesses for these opportunities. Therefore, even if we identify targets we consider desirable, we may not be able to complete those acquisitions on terms we consider attractive or at all. We could have difficulty in assimilating personnel and operations of the businesses we have acquired and may have similar problems with future acquisitions. These difficulties could disrupt our business, distract our management and employees and increase our expenses. Furthermore, we may issue additional equity securities in connection with acquisitions, potentially on terms that could be dilutive to our existing stockholders.

Our catalog response rates may decline.

      Catalog response rates usually decline when we mail additional catalog editions within the same fiscal period. In addition, as we continue to increase the number of catalogs distributed or mail our catalogs to a broader group of new potential customers, we have observed that these new potential customers respond at lower rates than existing customers have historically responded. We cross-mail our Alloy catalogs to dELiA*s’ catalog customers, and dELiA*s catalogs to Alloy catalog customers, which may result in lower response rates for each. Additionally, response rates for dELiA*s catalogs historically have declined in geographic regions where it opens new stores. If and when we open additional new dELiA*s stores, we expect aggregate catalog response rates to decline further. These trends in response rates have had and are likely to continue to have a material adverse effect on our rate of sales growth and on our profitability and could have a material adverse effect on our business.

We rely on third-party vendors for merchandise.

      Our business depends on the ability of third-party vendors and their subcontractors or suppliers to provide us with current-season, brand-name apparel and merchandise at competitive prices, in sufficient quantities, manufactured in compliance with all applicable laws and of acceptable quality. We do not have long-term contracts with any supplier and are not likely to enter into these contracts in the foreseeable future. In addition, many of the smaller vendors that we use have limited resources, production capacities and operating histories. As a result, we are subject to the following risks, which could have a material adverse effect on our business:

•	our key vendors may fail or be unable to expand with us;

•	we may lose or cease doing business with one or more key vendors;

•	our current vendor terms may be changed to require increased payments in advance of delivery, and we may not be able to fund such payments through our current credit facility; or

•	our ability to procure products may be limited.

      A portion of dELiA*s merchandise is sourced from factories in the Far East and Latin America. These goods are, and will be, subject to existing or potential duties, tariffs or quotas that may limit the quantity of some types of goods which may be imported into the United States from countries in those regions. We will increasingly compete with other companies for production facilities and import quota capacity. Sourcing more merchandise abroad will also subject our business to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. Our future performance will be subject to these factors, which are beyond our control. Although a diverse domestic and international market exists for the kinds of merchandise sourced by us, there can be no assurance that these factors would not have a material adverse effect on our results of operations. We believe that alternative sources of supply would be available in the event of a supply disruption in one or more regions of the world. However, we do not believe that, under current circumstances, entering into committed alternative supply arrangements is warranted, and there can be no assurance that alternative sources would in fact be available at any particular time.

We must effectively manage our vendors to minimize inventory risk and maintain our margins.

      We seek to avoid maintaining high inventory levels in an effort to limit the risk of outdated merchandise and inventory write-downs. If we underestimate quantities demanded by our customers and our vendors cannot restock, then we may disappoint customers who may then turn to our competitors. We require many of our vendors to meet minimum restocking requirements, but if our vendors cannot meet these requirements and we cannot find alternative vendors, we could be forced to carry more inventory than we have in the past. Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

Competition may adversely affect our business and cause our stock price to decline.

      Because of the growing perception that Generation Y is an attractive demographic for marketers, the markets in which we operate are competitive. Many of our existing competitors, as well as potential new competitors in this market, have longer operating histories, greater brand recognition, larger customer user bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business will be materially and adversely affected and our stock price will decline.

We rely on third parties for some essential business operations, and disruptions or failures in service may adversely affect our ability to delivery goods and services to our customers.

      We currently depend on third parties for important aspects of our business. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality of products and services that they provide will remain at the levels needed to enable us to conduct our business effectively.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth.

      Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

We may be required to collect sales tax in our direct marketing operations.

      At present, we do not collect sales or other similar taxes in respect of direct shipments of goods to consumers into most states. However, various states or foreign countries may seek to impose state sales tax collection obligations on out-of-state direct mail companies. Additionally, dELiA*s has been named as a defendant in an action by the Attorney General of the State of Illinois for failure to collect sales tax on purchases made online. We can give no assurance that other states in which dELiA*s maintains a retail store will not take similar action, and can give no assurance regarding the results of any such action. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or be collecting sales taxes on the direct sale of our merchandise could have a material adverse effect on our business.

We could face liability from, or our ability to conduct business could be adversely affected by, government and private actions concerning personally identifiable data, including privacy.

      Our direct marketing and database dependent businesses are subject to federal and state regulations regarding maintenance of the confidentiality of the names and personal information of our customers and the individuals included in our database. If we do not comply, we could become subject to liability. While these provisions do not currently unduly restrict our ability to operate our business, if those regulations become more restrictive, they could adversely affect our business. In addition, laws or regulations that could impair our ability to collect and use user names and other information on our websites may adversely affect our business. For example, COPPA currently limits our ability to collect personal information from website visitors who may be under age 13. Further, claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. If we violate any of these laws, we could face civil penalties. In addition, the attorneys general of various states review company websites and their privacy policies from time to time. In particular, an attorney general may examine such privacy policies to assure that the policies overtly and explicitly inform users of the manner in which the information they provide will be used and disclosed by the company. If one or more attorneys general were to determine that our privacy policies fail to conform with state law, we also could face fines or civil penalties, any of which could adversely affect our business.

We could face liability for information displayed in our print publication media or displayed on or accessible via our website.

      We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish in any of our print publication media and on our websites. These types of claims have been brought, sometimes successfully, against marketing and media companies in the past. We may be subject to liability based on statements made and actions taken as a result of participation in our chat rooms or as a result of materials posted by members on bulletin boards on our websites. Based on links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our websites.

We could face liability for breaches of security on the Internet.

      To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. These claims could result in substantial costs and a diversion of our management’s attention and resources.

Risks Related to the Debentures and our Common Stock

Stock and Debenture Price Volatility

      Our stock price has been volatile historically and may continue to be volatile. The price of our common stock, and therefore the price of the debentures, may fluctuate significantly, which may make it difficult for holders to resell the debentures or the shares of our common stock when desired or at attractive prices.

      The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended July 9, 2004, the last reported prices of our common stock on the Nasdaq ranged from a high of $7.95 to a low of $4.14. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;

•	announcements relating to strategic relationships, acquisitions or investments;

•	changes in financial estimates or other statements by securities analysts;

•	changes in general economic conditions;

•	terrorist attacks, and the effects of war; and

•	changes in the economic performance and/or market valuations of other companies in our industry.

      Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and the trading prices of our securities could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have affected the trading prices of equity securities. These fluctuations have often been unrelated or disproportionate to the operating performance of issuing companies. Because the debentures are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the debentures. Holders who receive common stock upon conversion of the debentures also will be subject to the risk of volatility and depressed prices of our common stock.

The debentures do not contain certain restrictive covenants, and there is limited protection in the event of a change of control.

      The indenture under which the debentures have been issued do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the indenture does not contain covenants that limit our ability to pay dividends or make distributions on or redeem our capital stock or limit our ability to incur additional indebtedness and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the debentures upon a change of control is limited to the transactions specified in the definition of a “change of control” under “Description of Debentures — Repurchase at Option of Holders — Change of Control Put.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a change of control.

Our ability to repurchase the debentures with cash upon a change of control may be limited.

      In certain circumstances involving a change of control, you may require us to repurchase all or a portion of your debentures to the extent set forth in the indenture. If a change in control were to occur, we cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the repurchase price of the debentures in cash. Our ability to repurchase the debentures in that event may be limited by law, the indenture, by the terms of our then existing debt, if any, and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. If a change in control occurs at a time when we are prohibited from repurchasing or redeeming the debentures, we could seek the consent of lenders to repurchase the debentures or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain their consent or refinance these borrowings, we could remain prohibited from repurchasing the debentures. Our failure to repurchase the debentures would constitute an event of default under the indenture under which we issued the debentures, which might constitute a default under the terms of our other indebtedness at that time, if any.

There may not be a liquid market for the debentures, and you may not be able to sell your debentures at attractive prices or at all.

      The debentures are a new issue of our securities for which there is currently no public market. Although the initial purchasers have advised us that they currently intend to make a market in the debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice, and their market making activities will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, although the debentures are eligible for trading in the PORTAL market, such eligibility will cease upon the effectiveness of the registration statement of which this prospectus is a part. We cannot predict whether an active trading market for the debentures will develop or will be sustained. If an active market for the debentures fails to develop or be sustained, the trading price of the debentures could fall. Even if an active trading market were to develop, the debentures could trade at prices that may be lower than the initial offering price. The trading price of the debentures will depend on many factors, including:

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	the market price of our common stock;

•	changes in our industry and competition; and

•	general market and economic conditions.

      As a result, we cannot assure you that you will be able to sell the debentures at attractive prices or at all.

Although we currently have no credit ratings, nor do we have any current plans to seek such ratings, changes in our credit ratings or the financial and credit markets could adversely affect the market price of the debentures.

      The market price of the debentures will be based on a number of factors, including:

•	our ratings, if any, with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

      The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the debentures. Currently, we are not rated by any of the major credit rating agencies and we have no current plans to seek such ratings. Even if we do obtain such ratings, however, credit rating agencies continually revise their ratings for companies that they follow, which would include us. The credit rating agencies also may evaluate the companies in our industries as a whole and may change their credit rating for us based on their overall view of our industries. A negative change in our credit rating, if it were to occur, could have an adverse effect on the market price of the debentures.

The debentures are unsecured, and therefore are effectively subordinated to any secured debt.

      The debentures are not secured by any of our assets or any of our subsidiaries’ assets. As a result, the debentures are effectively subordinated to any secured debt we may incur to the extent of the value of the value of the pledged assets. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the debentures.

The debentures are effectively subordinated to the debt of our subsidiaries.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the debentures to participate in the distribution of those assets, are effectively subordinated to the claim of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our subsidiaries have no obligation to pay any amounts due on the debentures or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Furthermore, we are not limited in or prohibited from transferring cash or other assets to our subsidiaries from time to time.

Sales of our stock by existing stockholders may cause the market price of our common stock to drop significantly.

      As of June 25, 2004, up to 11,898,762 shares are eligible for resale under Rule 144(k) of the Securities Act by existing stockholders subject, in some cases, to contractual sale limits, existing escrow arrangements and lockup agreements. Any significant sales of those shares, or the perception that such sales may occur, could cause the price of our common stock to drop significantly.

We are a defendant in several putative class action lawsuits and defending these actions could hurt our business.

      We have been named as a defendant in a securities class action lawsuit relating to the allocation of shares by the underwriters of our initial public offering. We also have been named as a defendant in several purported securities class action lawsuits which have been consolidated by the court. The allegations in these latter lawsuits include, without limitation, misrepresentation of our business and financial condition and results of operations during the period March 16, 2001 through January 23, 2003. Although we recently reached a tentative settlement of this consolidated action, we can give no assurance that the court will approve the terms of the settlement.

      Additionally, dELiA*s has been named as a defendant in a False Claims Act action brought by the Illinois Attorney General for its alleged failure to collect sales taxes on direct sales to Illinois residents.

      While we believe there is no merit to these lawsuits and intend to defend them vigorously, defending against them could result in substantial costs and a diversion of our management’s attention and resources, which could hurt our business. In addition, if we lose any of these lawsuits, or settle any of them on adverse terms, or on terms outside of our insurance policy limits, our stock price may be adversely affected. For more information see “Legal Proceedings” on page 47 of this prospectus.

Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business.

      Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact the Internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

Delaware law and our organizational documents and stockholder rights plan may inhibit a takeover.

      Provisions of Delaware law, our Restated Certificate of Incorporation or our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, our Board of Directors has adopted a stockholder rights plan, the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders. The rights plan may have the effect of dissuading a potential acquirer from making an offer for our common stock at a price that represents a premium to the then current trading price.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS

BECAUSE THEY ARE INHERENTLY UNCERTAIN

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the Exchange Act, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

      When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to: increase revenues, generate multiple revenue streams, increase visitors to our Web sites and build customer loyalty; develop our sales and marketing teams; capitalize on our sales and marketing efforts; capitalize on our promotions, sponsorship, advertising and other revenue opportunities; build the Alloy, dELiA*s, CCS and Dan’s Comp brand names, as well as the brand names of our other subsidiaries, and develop our on-line community; develop commercial relationships with advertisers and other Web sites; our Web sites’ appeal to marketers and users; meet anticipated cash needs for working capital and capital expenditures for the next 24 months; enhance our infrastructure technology, transaction-processing and automation capabilities of our Web sites; increase the efficiency of our supply chain and fulfillment system; expand into international markets; expand and utilize our name database; identify desirable products and to continue to limit our risks of our excess inventory; continue to provide high levels of customer service and support; manage our vendors to maintain our profit margins; identify and integrate potential acquisitions and investments; and contact and successfully market to the increasing Generation Y audience.

      As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. We do not intend to update any of the forward-looking statements in this report to conform these statements to actual results, unless required by law.

      In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors” beginning on page 7 of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated.

Years ended January 31,									Three months
									ended
2000		2001		2002		2003	2004		April 30, 2004

—(a	)	—(b	)	—(c	)	6.9	—(d	)	—(e )

      These ratios have been calculated by dividing (i) income before income taxes plus fixed charges (adjusted for capitalized interest) by (ii) fixed charges. Fixed charges consist of interest incurred (expensed or capitalized), preferred stock dividends and accretion of discount and the portion of rent expense (one-third) on our operating leases which we believe is deemed representative of interest.

(a) Due to our loss for the fiscal year ended January 31, 2000 (“fiscal 1999”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $14.634 million to achieve a coverage of 1:1.

(b) Due to our loss for the fiscal year ended January 31, 2001 (“fiscal 2000”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $29.689 million to achieve a coverage of 1:1.

(c) Due to our loss for the fiscal year ended January 31, 2002 (“fiscal 2001”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $18.378 million to achieve a coverage of 1:1.

(d) Due to our loss for the fiscal year ended January 31, 2004 (“fiscal 2003”), the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $71.744 million to achieve a coverage of 1:1.

(e) Due to our loss for the three months ended April 30, 2004, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $9.627 million to achieve a coverage of 1:1.

USE OF PROCEEDS

      This prospectus relates to our debentures and/or shares of our common stock being offered and sold for the account of the selling securityholders described in this prospectus. We will not receive any proceeds from the sale of securities by the selling securityholders in this offering.

COMMON STOCK PRICE RANGE

      Our common stock is traded on the Nasdaq National Market under the symbol “ALOY.” The following table sets forth for the periods indicated the range of intraday high and low sales prices per share for our common stock on the Nasdaq National Market.

	High	Low

Fiscal 2002 (Ended January 31, 2003)
First Quarter	$21.38	$10.55
Second Quarter	14.76	8.90
Third Quarter	11.50	6.81
Fourth Quarter	14.75	4.15
Fiscal 2003 (Ended January 31, 2004)
First Quarter	$6.35	$4.28
Second Quarter	8.00	5.85
Third Quarter	7.40	4.04
Fourth Quarter	5.69	4.11
Fiscal 2004 (Ending January 31, 2005)
First Quarter	$5.83	$4.56
Second Quarter (through July 15, 2004)	$6.80	$4.57

      We had 138 shareholders of record as of July 15, 2004. The pricing information has been derived from the Nasdaq National Market. As of July 15, 2004, the last reported sales price for our common stock was $5.59 per share.

DIVIDEND POLICY

      Our present policy is to retain earnings for the operation and expansion of our business. We have never paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The declaration and payment of dividends in the future will be determined by our board of directors and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

SELECTED FINANCIAL DATA

      The following selected financial data are derived from our consolidated financial statements and notes thereto. Selected financial data should be read in conjunction with our Financial Statements and the corresponding Notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

						Three Months Ended
	Year Ended January 31,					April 30,

	2000	2001	2002	2003	2004	2003	2004

						(Unaudited)

	(In thousands, except share and per share data)
STATEMENTS OF OPERATIONS DATA(1):
Net direct marketing revenues(2)	$30,952	$76,736	$124,052	$167,572	$156,821	$29,971	$30,640
Retail stores revenues(2)	—	—	—	—	30,103		13,641
Sponsorship and other activities revenues(2)	2,912	14,452	41,570	131,758	185,024	39,473	43,566

Total revenues	33,864	91,188	165,622	299,330	371,948	69,444	87,847
Cost of revenues	13,765	37,757	68,858	145,148	189,379	37,975	46,627

Gross profit	20,099	53,431	96,764	154,182	182,569	31,469	41,220
Operating expenses:
Selling and marketing	30,520	60,814	81,829	108,791	145,715	25,379	36,003
General and administrative	5,423	10,659	13,516	17,240	33,970	4,958	12,116
Amortization of goodwill and other intangible assets	332	8,573	18,316	5,554	7,887	1,785	1,522
Impairment of goodwill and other indefinite-lived intangible assets	—	—	—	—	60,638	—	—
Impairment of other long-lived assets	—	—	—	—	1,315	—	—
Restructuring charges	—	—	—	2,571	730	380	126

Total operating expenses	36,275	80,046	113,661	134,156	250,255	32,502	49,767

(Loss) income from operations	(16,176)	(26,615)	(16,897)	20,026	(67,686)	(1,033)	(8,547)
Interest and other income (expense), net	1,307	1,119	935	1,700	(2,003)	287	(686)
Realized (loss) gain on sale of marketable securities and write-off of investments	—	(4,193)	658	97	(247)	—	—
Provision (benefit) for income taxes	—	—	296	(1,472)	5,279	(358)	10

Net (loss) income	$(14,869)	$(29,689)	$(15,600)	$23,295	$(75,215)	$(388)	$(9,243)
Non-cash charge attributable to beneficial conversion feature of preferred stock issued(3)	—	—	6,745	—	—	—	—
Preferred stock dividends and accretion of discount	13	—	3,013	2,100	1,944	453	394

Net (loss) income attributable to common stockholders	$(14,882)	$(29,689)	$(25,358)	$21,195	$(77,159)	$(841)	$(9,637)

Basic net (loss) earnings attributable to common stockholders per common share(4)	$(1.17)	$(1.61)	$(1.02)	$0.55	$(1.87)	$(0.02)	$(0.23)

Weighted average basic common shares outstanding	12,718,318	18,460,042	24,967,678	38,436,256	41,175,046	40,149,100	42,457,030

Diluted net (loss) earnings attributable to common stockholders per common share(4)	$(1.17)	$(1.61)	$(1.02)	$0.55	$(1.87)	$(0.02)	$(0.23)

Weighted average diluted common shares outstanding	12,718,318	18,460,042	24,967,678	40,071,412	41,175,046	40,149,100	42,457,030

(1)	See Note 3 to the consolidated financial statements for a description of the effect of our acquisitions on the comparability of our selected financial information.

(2)	See Note 19 to the consolidated financial statements for financial data by reportable segment. In 2002, we changed the composition of our reportable segments. As a result, the amounts in the 2000 and 2001 segment disclosures have been restated to conform to the 2002 composition of reportable segments.

(3)	See Note 11 to the consolidated financial statements for a description of the beneficial conversion features of our Series A and Series B Convertible Preferred Stock. The net loss attributable to common stockholders reflects the intrinsic value of the realization of a contingent beneficial conversion feature of preferred stock issued.

(4)	See Note 16 to the consolidated financial statements for an explanation of the determination of the number of common shares used in computing the amount of basic and diluted net loss per common share and net loss attributable to common stockholders per common share.

	January 31,

	2000	2001	2002	2003	2004	April 30, 2004

						(Unaudited)

	(In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$12,702	$9,338	$61,618	$35,187	$27,273	$19,597
Working capital	30,179	25,400	65,430	45,737	32,292	24,601
Total assets	57,668	106,908	310,207	434,600	449,391	445,058
Long-term debt and capital lease obligation, less current portion	—	103	358	93	743	3,119
Convertible redeemable preferred stock, net	—	—	15,046	15,550	14,434	14,828
Senior Convertible Debentures Due 2023	—	—	—	—	69,300	69,300
Total stockholders’ equity	45,208	88,282	249,734	345,442	281,295	275,396

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operation should be read in conjunction with the consolidated financial statements and the related Notes included elsewhere in this prospectus. Descriptions of all documents incorporated included as exhibits hereto are qualified in their entirety by reference to the full text of such documents so referenced. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those in “Risk Factors That May Affect Future Results” and elsewhere in this prospectus.

Executive Summary and Outlook

      We are a media, marketing services, direct marketing and retail company targeting Generation Y, the approximately 60 million boys and girls in the United States between the ages of 10 and 24. Our business integrates direct mail catalogs, retail stores, print media, display media boards, websites, on-campus marketing programs and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers. We reach a significant portion of Generation Y consumers through our various media assets, marketing service programs, direct marketing activities, and retail stores. As a result, we are able to offer advertisers targeted access to the youth market. We sell third-party branded and private label products in key Generation Y spending categories, including apparel, action sports equipment and accessories, directly to the youth market. Additionally, our assets have enabled us to build a comprehensive database that includes information about approximately 27 million Generation Y consumers.

      We generate revenue from three principal sources — direct marketing, retail stores, and sponsorship and other activities. From our catalogs and websites, we sell branded products in key Generation Y spending categories, including apparel, action sports equipment, and accessories directly to the youth market. Our dELiA*s retail stores segment derives revenue primarily from the sale of apparel, accessories and home furnishings to consumers. We generate sponsorship and other activities revenues largely from traditional, blue chip advertisers that seek highly targeted, measurable and effective marketing programs to reach Generation Y. Advertisers can reach Generation Y through integrated marketing programs that include our catalogs, books, websites, and display media boards, as well as through promotional events, product sampling, college and high school newspaper advertising, customer acquisition programs and other marketing services that we provide.

      During the first quarter of fiscal 2004, we made substantial progress in building a teen-focused merchandising business with a strong consumer connection through targeted direct marketing activities, complemented by a retail store presence. We continued to wind down our Girlfriends LA and Old Glory catalog businesses, leaving us with dELiA*s and Alloy focused on the teen girl market and CCS and Dan’s Comp focused on the teen boy market. We have re-located the fulfillment and call center activities for the Alloy and CCS catalogs from a third party to efficient Company-owned facilities. A number of key management changes and additions have been made in strategic areas to establish the creative, buying and planning teams necessary to execute the successful selection and presentation of youth-focused merchandise to gain target consumer acceptance. Since our acquisition of dELiA*s in September 2003, we have closed six dELiA*s retail stores as of June 8, 2004 and continue to evaluate the remaining underperforming locations to rationalize the store portfolio and drive improved financial performance in our retail stores segment. We continue to believe that the synergies we expect to result from combining our direct marketing operations with those of dELiA*s, leveraging our combined scale, selling across our combined databases while controlling overall catalog circulation, and consolidating fulfillment operations in dELiA*s’ Hanover, Pennsylvania warehouse should begin to be demonstrated in the second half of fiscal 2004.

      We continue to review expansion of our sponsorship and other businesses. In March of 2004 we acquired InSite Advertising, Inc. a national out-of-home media company, to further extend our marketing reach to the 18-34 year old demographic. In addition, we plan to remain focused in our previously announced efforts to separate our sponsorship and merchandising businesses at an opportune time in the foreseeable future.

Critical Accounting Policies and Estimates

      Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) discusses, among other things, our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      In December 2001, the SEC requested that all registrants list their three to five most “critical accounting policies” in MD&A. The SEC indicated that a “critical accounting policy” is one that is both important to the portrayal of a company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. We believe, however, the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

      Direct marketing revenues are recognized at the time products are shipped to customers, net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon our return policy, historical experience and evaluation of current sales and returns trends. Merchandise revenues also include shipping and handling billed to customers. Shipping and handling costs are reflected in Selling and Marketing expenses in the accompanying consolidated statements of operations, and approximated $11.8 million, $14.7 million and $12.9 million for fiscal 2001, fiscal 2002 and fiscal 2003, respectively.

      Retail store revenues are recognized at the point of sale, net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon our return policy, historical experience and evaluation of current sales and returns trends.

      Sponsorship revenues consist primarily of advertising provided for third parties in our media properties or via marketing events or programs we execute on the advertiser’s behalf. Revenue under these arrangements is recognized, net of the commissions and agency fees, when the underlying advertisement is published, broadcasted or otherwise delivered pursuant to the terms of each arrangement. Delivery of advertising in other media forms is completed either in the form of the display of an “impression” or based upon the provision of contracted services in connection with the marketing event or program. In-catalog print advertising revenues are recognized as earned pro rata on a monthly basis over the estimated economic life of the catalog. Billings in advance of advertising delivery are deferred until earned.

      Other revenues consist of book development/publishing revenue and other service contracts. Publishing revenues are recognized upon publication of each property. Service revenues are recognized as the contracted services are rendered. In our advertising placement activities, an analysis of our pricing and collection risk, among other tests, is made to determine whether revenue is reported on a gross or net basis.

Catalog Costs

      Catalog costs consist of catalog production and mailing costs. Catalog costs are capitalized and charged to expense over the expected future revenue stream, which is principally three to four months from the date the catalogs are mailed.

      An estimate of the future sales dollars to be generated from each individual catalog drop is used in our catalog costs policy. The estimate of future sales is calculated for each catalog drop using historical trends for similar catalog drops mailed in prior periods as well as the overall current sales trend for the catalog brand. This estimate is compared with the actual sales generated-to-date for the catalog drop to determine the percentage of total catalog costs to be classified as prepaid on our consolidated balance sheets. Prepaid Catalog Costs on the consolidated balance sheets and Selling and Marketing Expenses on the consolidated statements of operations and comprehensive (loss) income are affected by these estimates.

Inventories

      Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the value of inventory based upon our forecasted plans to sell our inventories. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from the amounts that we may ultimately realize upon the disposition of inventories if future economic conditions, trends, or competitive conditions differ from our estimates and expectations. These estimates affect the balance of Inventory on our consolidated balance sheets and Cost of Goods Sold on our consolidated statements of operations and comprehensive (loss) income.

Allowance for Doubtful Accounts

      A portion of our accounts receivable will not be collected due to customer credit issues and bankruptcies. We provide reserves for these situations based on the evaluation of the aging of our accounts receivable portfolio and a customer-by-customer analysis of our high risk customers. Our reserves contemplate our historical write-offs on receivables, specific customer situations, and the economic environments in which we operate. Estimating an allowance for doubtful accounts requires significant management judgment and is dependent upon the overall economic environment and our customer viability. These estimates affect the balance of Accounts Receivable on our consolidated balance sheets and Selling and Marketing Expenses on our consolidated statements of operations and comprehensive (loss) income.

Goodwill and Intangible Assets

      Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, was being amortized on a straight-line basis over the expected future periods to be benefited, ranging from three to five years. Effective February 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) SFAS No. 142, which eliminates amortization of goodwill and intangible assets deemed to have indefinite lives, and requires these assets to be subject to annual impairments tests. Intangible assets consist of trademarks, mailing lists, customer relationships, noncompetition agreements, websites and marketing rights acquired in connection with our business acquisitions. Trademarks currently have indefinite lives; however, the other identified intangible assets are amortized over their expected benefit periods, ranging from two to eight years.

Impairment of Goodwill and Other Indefinite-Lived Intangible Assets

      Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is designed to identify potential impairment by comparing the fair value of a reporting unit (generally, our reportable segments) with its net book value (or carrying amount), including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

      Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. To assist in the process of determining goodwill impairment, we obtain appraisals from an independent valuation firm. In addition to the use of an independent valuation firm, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

      Using these methods, during the fourth quarter of fiscal 2003 we completed our annual impairment review and recorded a $56.7 million charge to reduce the carrying value of goodwill in our direct marketing segment and an approximate $1.9 million and $2.0 million charge to reduce the carrying value of other indefinite-lived intangible assets in our direct marketing segment and sponsorship and other segment, respectively. The combined $60.6 million charge is reflected as a component of operating income in the accompanying consolidated statement of operations.

      Considerable management judgment is necessary to estimate the fair value of our reporting units which may be impacted by future actions taken by us and our competitors and the economic environment in which we operate. These estimates affect the balance of Goodwill and Intangible and Other Assets on our consolidated balance sheets and Operating Expenses on our consolidated statements of operations and comprehensive (loss) income.

Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which the Company adopted in 2002, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Pursuant to SFAS No. 144, the Company performed an analysis of the recoverability of certain long-lived assets during the fourth quarter of fiscal 2003 and recorded an asset impairment charge of $1.3 million in the direct marketing segment. We determined that the carrying amounts of the non-competition agreement of $144,000 related to Old Glory, the website of $31,000 related to Old Glory and the non-competition agreement of $23,000 related to Girlfriends LA were impaired as we plan to discontinue marketing our Old Glory and Girlfriends LA brands. Other assets of these businesses, namely mailing lists, were not deemed impaired as they are and can be used by other parts of our direct marketing segment. In addition, the future cash flows related to Dan’s Comp could not fully support the carrying amount of Dan’s Comp’s long-lived assets. As a result, an impairment charge related to the non-competition agreement of $209,000, property and equipment of $159,000, and mailing list of $749,000 was recorded.

Results of Operations and Financial Condition for Fiscal Years 2001, 2002 and 2003.

Consolidated Results of Operations

      The following table sets forth our statement of operations data for the periods indicated, reflected as a percentage of revenues:

	Year Ended January 31,

	2002	2003	2004

STATEMENTS OF OPERATIONS DATA
Net direct marketing revenues	74.9%	56.0%	42.2%
Retail stores revenues	—	—	8.1
Sponsorship and other revenues	25.1	44.0	49.7
Total revenues	100.0	100.0	100.0
Cost of revenues	41.6	48.5	50.9
Gross profit	58.4	51.5	49.1
Operating expenses:
Selling and marketing	49.4	36.3	39.2
General and administrative	8.2	5.8	9.1
Amortization of goodwill and other intangible assets	11.0	1.9	2.1
Impairment of goodwill and other indefinite-lived intangible assets	—	—	16.3
Impairment of long-lived assets	—	—	0.4
Restructuring charges	—	0.8	0.2
Total operating expenses	68.6	44.8	67.3
(Loss) income from operations	(10.2)	6.7	(18.2)
Interest income (expense), net	0.6	0.6	(0.5)
Realized gain (loss) on available-for-sale marketable securities and write-off of investments	0.4	—	(0.1)
Provision (benefit) for income taxes	(0.2)	0.5	1.4
Net (loss) income	(9.4)	7.8	(20.2)
Non-cash charge attributable to beneficial conversion feature of preferred stock issued	4.1	—	—
Preferred stock dividends and accretion of discount	1.8	0.7	0.5
Net (loss) income attributable to common stockholders	(15.3)%	7.1%	(20.7)%

Segment Results of Operations

      The tables below present our revenues and operating income (loss) by segment for each of fiscal 2001, fiscal 2002, and fiscal 2003.

	For Years Ended January 31,			Percent Change

	2002	2003	2004	2002 vs 2003	2003 vs 2004

	Revenue			Revenue

	(In thousands)
Net direct marketing	$124,052	$167,572	$156,821	35.1%	(6.4)%
Retail stores	—	—	30,103	—	NM
Sponsorship and other	41,570	131,758	185,024	217%	40.4%

Total Revenues	$165,622	$299,330	$371,948	80.7%	24.3%

	For Years Ended January 31,			Percent Change

	2002	2003	2004	2002 vs 2003	2003 vs 2004

	Operating (Loss) Income			Operating (Loss) Income

	(In thousands)
Direct marketing	$(9,967)	$3,108	$(63,296)	NM	NM
Retail stores	—	—	(2,574)	—	NM
Sponsorship and other	4,922	29,210	25,258	493.5%	(13.5)%
Corporate	(11,852)	(12,292)	(27,074)	(3.7)	120.3

Total operating (loss) income	$(16,897)	$20,026	$(67,686)	NM	(438.0)%

NM-Not meaningful

Fiscal 2003 Compared with Fiscal 2002

Revenues

      Total Revenues. Total revenues increased 24.3% to $371.9 million for fiscal 2003 from $299.3 million for fiscal 2002.

      Direct Marketing Revenues. Direct marketing revenues decreased 6.4% to $156.8 million from $167.6 million in fiscal 2002. Revenue from our Alloy, Girlfriends LA, CCS, and Dan’s Comp brands decreased as a result of both a planned decline in catalog circulation following our acquisition of dELiA*s and lower customer response rates to the catalogs we did mail during the second half of the fiscal year due to less desirable merchandise assortments. We acquired dELiA*s in September 2003 primarily to improve catalog circulation productivity by overlaying similar name databases; add a strong, teen-focused brand; and capitalize on cost-saving opportunities in combining the businesses. dELiA*s direct marketing revenue from September 2003 through the end of fiscal 2003 totaled $29.4 million, which partially offset the decreased sales in our other brands.

      Retail Stores Revenues. Retail stores revenues totaled $30.1 million for fiscal 2003 compared with none for fiscal 2002. The retail stores revenue was generated solely from dELiA*s 61 retail stores. We owned no retail stores prior to our acquisition of dELiA*s in September 2003.

      Sponsorship and Other Activities Revenues. Sponsorship and other activities revenues increased 40.4% to $185.0 million in fiscal 2003 from $131.8 million in fiscal 2002. The increase was the result of three main factors:

•	the addition of On Campus Marketing’s (“OCM”) revenue from the date of its acquisition in May 2003;

•	the twelve months of revenue from Market Place Media (“MPM”) during fiscal 2003 compared with the five and one half months of revenue from MPM during fiscal 2002; and

•	our expanding client base and our strengthened client relationships within our promotional marketing business units.

Cost of Revenues

      Cost of revenues consists of the cost of the merchandise sold plus the freight cost to deliver the merchandise to the warehouse and retail stores, together with the direct costs attributable to the sponsorship and advertising programs we provide and the marketing publications we produce. Our cost of revenues increased 30.5% in fiscal 2003 to $189.4 million from $145.1 million in fiscal 2002. The increase in cost of revenues was due primarily to the additional costs of goods sold by OCM (acquired in May 2003), a full year’s cost of revenues for our MPM ad placement business, and the cost of merchandise sold by dELiA*s (acquired in September 2003), offset partially by decreases in cost of goods sold related to the revenue declines of the Alloy, Girlfriends LA, CCS and Dan’s Comp direct marketing brands.

      Our gross profit as a percentage of total revenues decreased to 49.1% in fiscal 2003 from 51.5% in fiscal 2002. This decrease was due primarily to the lower gross margin profile of our sponsorship and other revenues as an increased proportion of these revenues were generated from our lower gross margin advertising placement and event and field marketing activities. In addition, gross margins within our sponsorship business units declined due to more competitive market conditions in fiscal 2003, which required us to reduce our margins to win sponsorship business contracts. Gross profit percentages may fluctuate significantly in future periods due primarily to the changing revenue contributions of our different sponsorship activities.

Total Operating Expenses

      Selling and Marketing. Selling and marketing expenses consist primarily of our catalog production and mailing costs, our call centers and fulfillment operations expenses, dELiA*s retail store costs, freight costs to deliver goods to our merchandise customers, compensation of our sales and marketing personnel, marketing costs, and information technology expenses related to the maintenance and marketing of our websites and support for our advertising sales activities. These selling and marketing expenses increased 33.9% to $145.7 million for fiscal 2003 from $108.8 million for fiscal 2002 primarily due to:

•	the inclusion of dELiA*s selling and marketing expenses since September 2003;

•	the inclusion of OCM’s selling and marketing expenses since its acquisition in May 2003;

•	increased information technology spending to support our expanded advertising sales force;

•	increased occupancy expenses of our expanded advertising sales and execution staff; and

•	the hiring of additional sales and marketing personnel.

      As a percentage of total revenues, our selling and marketing expenses increased to 39.2% for fiscal 2003 from 36.3% for fiscal 2002 due to reduced catalog productivity (revenues per book circulated) and the high selling and marketing expenses as a percentage of revenues of dELiA*s unprofitable retail store operations. Fulfillment expenses, including credit card processing charges, decreased 10.1% to $26.3 million for fiscal 2003 from $29.5 million for fiscal 2002 due to decreased revenues in the direct marketing segment and dELiA*s more efficient in-house fulfillment operations. We expect fulfillment expenses to decrease further in fiscal 2004 as we transition all of our fulfillment operations for our Alloy and CCS units from New Roads to our dELiA*s in-house fulfillment operations.

      As a percentage of net direct marketing revenues, fulfillment expenses decreased to 15.4% in fiscal 2003 from 17.6% in fiscal 2002.

      General and Administrative. General and administrative expenses consist primarily of salaries and related costs for our executive, administrative, finance and management personnel, as well as support services and professional service fees. These expenses increased 97.0% to $34.0 million in fiscal 2003 from $17.2 million for fiscal 2002. The increase in general and administrative expenses primarily was driven by:

•	the addition of OCM’s expenses since the acquisition date;

•	the inclusion of dELiA*s expenses since September 4, 2003, the acquisition date;

•	an increase in compensation expense for additional personnel to handle our growing business;

•	the costs of our Audit Committee’s investigation into the alleged accounting irregularities; and

•	increased expenses associated with growing a public company such as professional fees, insurance premiums, occupancy costs due to office expansions, and telecommunications costs.

      Our general and administrative expenses increased to 9.1% as a percentage of total revenues for fiscal 2003 from 5.8% for fiscal 2002, due primarily to the addition of high general and administrative expenses as a percentage of revenues in the acquired dELiA*s business. We expect general and administrative expenses to grow as we hire additional personnel and incur additional expenses related to the growth of our business and our operations.

      Amortization of Intangible Assets. Amortization of intangible assets was approximately $7.9 million for fiscal 2003 as compared with $5.6 million for fiscal 2002. In fiscal 2002, we adopted SFAS No. 142, which eliminates the amortization of goodwill and indefinite-lived intangible assets and requires an annual impairment review of such assets. The increase in intangible asset amortization is due to our acquisition activities during the last twelve months and the associated allocation of purchase price to amortizable identified intangible assets. All of our acquisitions have been accounted for under the purchase method of accounting.

      Goodwill and Other Indefinite-Lived Intangible Asset Impairment. Due to the decline in catalog response rates, operating profit and cash flows were lower than expected during fiscal 2003. Based on that trend, as well as the addition and integration of dELiA*s, the projected cash flows could not support the goodwill within the direct marketing reporting unit. During the fourth quarter of fiscal 2003, a goodwill impairment charge of $56.7 million was recognized since the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the goodwill. Also, during the fourth quarter of fiscal 2003, an impairment charge for trademarks of $1.9 million and $2.0 million was recognized in the direct marketing segment and the sponsorship and other segment, respectively. In the direct marketing segment, the trademark impairment charge of $1.9 million was recognized since the carrying value of the reporting unit’s trademarks was greater than the fair value of the reporting unit’s trademarks. In the sponsorship and other segment, an impairment charge of $1.0 million was recorded since the carrying value of the reporting unit’s trademarks was greater than the fair value of the reporting units trademarks and an additional $1.0 impairment charge was recognized due to the discontinued use of certain trademarks.

      Impairment of Other Long-Lived Assets. As a result of triggering events such as the planned discontinuance of the Old Glory and Girlfriends LA catalog brands, we performed an analysis pursuant to SFAS No. 144 of the recoverability of long-lived assets in the direct marketing segment during the fourth quarter of fiscal 2003. As a result of this analysis, we recorded an asset impairment charge of $1.3 million in the direct marketing segment. Alloy determined that the carrying amounts of the non-competition agreement of $144,000 related to Old Glory, the website of $31,000 related to Old Glory and the non-competition agreement of $23,000 related to Girlfriends LA were impaired as we plan to discontinue marketing our Old Glory and Girlfriends LA brands. In addition, the future cash flows related to Dan’s Comp could not fully support the carrying amount of Dan’s Comp’s long-lived assets. As a result, an impairment charge related to the non-competition agreement of $209,000, property and equipment of $159,000, and mailing list of $749,000 was recorded.

      Restructuring Charges. During the first quarter of fiscal 2003, we made the strategic decision to outsource substantially all of our fulfillment activities for our Girlfriends LA unit to New Roads. We determined that we would not be able to sublease our existing fulfillment facilities due to real estate market conditions. As a result, and in accordance with SFAS No. 146 and SFAS No. 144, we recognized a first quarter charge of approximately $380,000 in our direct marketing segment, representing the future contractual lease payments, severance and personnel costs, and the write-off of related leasehold improvements. During the third quarter of fiscal 2003, we made the strategic decision to transfer substantially all of our call center and fulfillment activities for our Alloy and CCS units from New Roads, a third party service provider, to our recently acquired distribution center in Hanover, Pennsylvania and call center in Westerville, Ohio. As a result, we were required to pay New Roads an exit fee. We recognized a charge of approximately $351,000 in the third quarter of 2003 in our direct marketing segment, representing the contractual exit payment. During the fourth quarter of fiscal 2002, we wrote off an abandoned facility lease and equipment no longer required in our business operations when we determined that we could not exit the lease or sublease the space. As a result, we took a fourth quarter charge of $2.6 million. We will continue to review our operations to determine the necessity of our facilities, equipment and personnel.

Income (Loss) from Operations

      Total Income (Loss) from Operations. Our loss from operations was $67.7 million for fiscal 2003 while our income from operations was $20.0 million for fiscal 2002. The transition from operating income to operating loss is primarily due to the goodwill impairment, the incurrence of operating losses in our direct marketing business, the loss from the dELiA*s retail operations, increased corporate expenses, and increased depreciation and amortization expenses.

      Income (Loss) from Direct Marketing Operations. Our loss from direct marketing operations was $63.3 million for fiscal 2003 while our income from direct marketing operations was $3.1 million for fiscal 2002. The transition from direct marketing operating income to direct marketing operating loss is primarily a result of goodwill impairment and lower revenues resulting from reduced catalog circulation and reduced productivity in the catalogs we did circulate.

      Loss from Retail Stores Operations. Our loss from retail stores operations was $2.6 million in fiscal 2003. The loss was generated from the dELiA*s retail stores acquired in September 2003.

      Income from Sponsorship and Other Activities Operations. Our income from sponsorship and other operations decreased 13.5% to $25.3 million for fiscal 2003 from $29.2 million for fiscal 2002 due primarily to the increased amortization of acquired intangible assets and the impairment of trademarks.

Interest Income (Expense), Net

      In fiscal 2003, we generated interest income of $687,000 and $2.7 million of interest expense, primarily related to the issuance in July and August 2003 of our 5.375% Convertible Senior Debentures due August 1, 2023 (the “Debentures”). In fiscal 2002, we generated interest income of $1.7 million and had interest expense of $1,000. The decrease in interest income resulted primarily from lower cash and cash equivalents and available-for-sale marketable securities balances during fiscal 2003.

Realized Gain (Loss) on Marketable Securities and Write-off of Investments, Net

      Net realized gains on the sales of marketable securities were approximately $66,000 in fiscal 2003. In addition, we wrote off $313,000 of minority investments in private companies that either declared bankruptcy or ceased operations. Realized gains from sales of marketable securities in fiscal 2002 were approximately $97,000.

Income Tax Benefit (Expense)

      In fiscal 2003, we recorded an income tax expense of $5.3 million due to our decision to establish a valuation allowance for our net deferred tax asset of $5.2 million. The valuation allowance was established as a result of increased uncertainty over the realization of the deferred tax asset, in part as a result of the acquisition of dELiA*s. In fiscal 2002, we received an income tax benefit of $1.5 million due to the release of our valuation reserve in the fourth quarter due to the anticipated likelihood of future profits.

Fiscal 2002 Compared with Fiscal 2001

Revenues

      Total Revenues. Total revenues increased 80.7% to $299.3 million for fiscal 2002 from $165.6 million for fiscal 2001.

      Merchandise Revenues.Net merchandise revenues increased 35.1% to $167.6 million for fiscal 2002 from $124.1 million for fiscal 2001. This increase was due primarily to increased catalog circulation to our enlarged Generation Y database, which grew as a result of expanded exposure of our various catalog brands, as well as the acquisitions of Dan’s Comp in September 2001 and Girlfriends LA in March 2002.

      Sponsorship and Other Activities Revenues. Sponsorship and other activities revenues increased 217% to $131.8 million in fiscal 2002 from $41.6 million in fiscal 2001 primarily due to the selling efforts of our expanded advertising sales force and the broadened range of advertising and marketing services we were able to offer. Our sales force, client base and services were significantly augmented by the acquisitions of Market Place Media in July 2002 and 360 Youth and Target Marketing and Promotions in November 2001.

Cost of Revenues

      Our cost of revenues increased 110.6% to $145.1 million in fiscal 2002 from $68.9 million in fiscal 2001. This increase was due primarily to the increase in volume of merchandise sales to our growing customer base, along with the costs associated with our substantially enlarged newspaper advertising and field marketing activities.

      Our gross profit as a percentage of total revenues decreased to 51.5% in fiscal 2002 from 58.4% in fiscal 2001. This was due primarily to the lower gross margin profile of our sponsorship and other revenues as we experienced significant growth in lower margin activities such as newspaper advertising, event and field marketing, and sampling programs.

Total Operating Expenses

      Selling and Marketing. Selling and marketing expenses increased 33.0% to $108.8 million for fiscal 2002 from $81.8 million for fiscal 2001, due to the increased costs incurred in marketing, selling and shipping merchandise to our expanded database in greater volume; the hiring of additional sales and marketing personnel; the addition of sales staff associated with acquired media and marketing services businesses; and increased spending on website technical maintenance. As a percentage of total revenues, our selling and marketing expenses decreased to 36.3% for fiscal 2002 from 49.4% for fiscal 2001. This decrease was due primarily to more targeted merchandise marketing to our enlarged database, improved advertising sales force productivity and reduced general advertising and marketing activity. Fulfillment expenses including credit card processing charges rose 31.4% to $29.5 million for fiscal 2002 from $22.4 million for fiscal 2001 due to the increase in merchandise revenues. As a percentage of net merchandise revenues, fulfillment expenses decreased to 17.6% in fiscal 2002 from 18.1% in fiscal 2001 due mainly to improved labor requirement forecasting and productivity.

      General and Administrative. General and administrative expenses increased 27.4% to $17.2 million for fiscal 2002 from $13.5 million for fiscal 2001. The increase was attributable primarily to an increase in compensation expense for additional personnel to handle our growing business, together with administrative costs related to acquired companies and expenses associated with a growing public company such as increased professional fees, insurance premiums and public relations costs. As a percentage of total revenues, our general and administrative expenses decreased to 5.8% for fiscal 2002 from 8.2% for fiscal 2001 as we spread our overhead expenses across an enlarged revenue base.

      Amortization of Goodwill and Other Intangible Assets. Amortization of intangible assets was approximately $5.6 million for fiscal 2002 as compared with the amortization of goodwill and other intangible assets of $18.3 million for fiscal 2001. These costs have resulted from our acquisition activities, which commenced in fiscal 1999. All of our acquisitions have been accounted for under the purchase method of accounting. In fiscal 2002, we adopted Statement No. 142 which eliminates the amortization of goodwill and indefinite-lived intangible assets and requires an annual impairment review of such assets. Accordingly, amortization expense decreased to $5.6 million in fiscal 2002, as compared with $18.3 million in fiscal 2001, as a result of adoption of this standard.

      Restructuring Charges. During the fourth quarter of fiscal 2002, we wrote off an abandoned facility lease and equipment no longer required in our business operations when we determined that we could not exit the lease or sublease the space. As a result, we took a fourth quarter charge of $2.6 million.

Income (Loss) from Operations

      Total Income (Loss) from Operations. Our income from operations was $20.0 million for fiscal 2002 while our loss from operations was $16.9 million for fiscal 2001. The transition from operating loss to operating income reflects greater efficiency in selling merchandise to our name database and achieving economies of scale in selling larger advertising and marketing services packages across a wider range of clients, together with the elimination of goodwill amortization. The fiscal 2001 loss from operations was due primarily to goodwill amortization.

      Merchandise Income (Loss) from Operations. Our income from merchandise operations was $3.4 million for fiscal 2002 while our loss from merchandise operations was $10.0 million for fiscal 2001. The transition from operating loss to operating income reflects greater productivity of catalog circulation targeting the more responsive segments of our enlarged name database and the elimination of goodwill amortization.

      Sponsorship and Other Income (Loss) from Operations. Our income from sponsorship and other operations increased 492.0% to $29.2 million for fiscal 2002 from $4.9 million for fiscal 2001. This increase resulted from greater economies of scale in selling a broader range of advertising and marketing services packages across a wider range of clients, together with the elimination of goodwill amortization.

Interest Income, Net

      Interest income net of expense includes income from our cash and cash equivalents and from investments and expenses related to our financing obligations. For fiscal 2002 and fiscal 2001, we generated net interest income of $1.8 million and $935,000, respectively. This 92.2% increase resulted primarily from interest earned on the cash received in connection with private placements of our common stock in the second half of fiscal 2001 and the follow-on public offering of our common stock in February 2002.

Realized Gain on Marketable Securities, Net

      In fiscal 2002, realized gains from sales of marketable securities were approximately $97,000. In fiscal 2001, we unwound collars we had placed on 600,000 shares of Liberty Digital (LDIG) common stock and sold 628,000 shares of LDIG, thereby realizing a gain of $658,000, net of tax. The series of transactions resulted in a realized gain from sales of marketable securities.

Income Tax Benefit (Expense)

      In fiscal 2002, we received an income tax benefit of $1.5 million due to the release of our valuation reserve in the fourth quarter due to the anticipated likelihood of future profits. In fiscal 2001, we were subject to income tax expense of $296,000 due to taxable operating income generated at the state level.

Results of Operations for Fiscal Quarters ended April 30, 2004 and April 30, 2003.

Three Months Ended April 30, 2004 Compared with Three Months Ended April 30, 2003

Consolidated Results of Operations

      The following table sets forth the statement of operations data for the periods indicated as a percentage of revenues:

	Three Months
	Ended April 30,

	2003	2004

Direct marketing revenues	43.2%	34.9%
Retail stores revenues	—	15.5
Sponsorship and other revenues	56.8	49.6

Total revenues	100.0	100.0
Cost of revenues	54.7	53.1

Gross profit	45.3	46.9
Operating expenses:
Selling and marketing	36.6	41.0
General and administrative	7.1	13.8
Amortization of intangible assets	2.6	1.7
Restructuring charge	0.5	0.1

Total operating expenses	46.8	56.6
Loss from operations	(1.5)	(9.7)
Interest and other income (expense), net	0.4	(0.8)
Provision for income tax benefit (expense)	0.5	(0.0)

Net loss	(0.6)%	(10.5)%

Segment Results of Operations

      The tables below present our revenues and operating income (loss) by segment for each of the three months ended April 30, 2003 and 2004 (amounts in thousands):

	Three Months Ended
	April 30,		Percent
			Change 2003
	2003	2004	vs 2004

Net Revenues:
Direct marketing	$29,971	$30,640	2.2%
Retail stores	—	13,641	NM
Sponsorship and other	39,473	43,566	10.4

Total Net Revenues	$69,444	$87,847	26.5%

Operating Income (Loss):
Direct marketing	$(1,473)	$(1,400)	5.0%
Retail stores	—	(2,276)	NM
Sponsorship and other	5,446	4,131	(24.1)
Corporate	(5,006)	(9,002)	(79.8)

Total Operating Loss	$(1,033)	$(8,547)	(727.4)%

NM — Not meaningful

Net Revenues

      Total Net Revenues. Total net revenues increased 26.5% to $87.8 million in the three months ended April 30, 2004 from $69.4 million in the three months ended April 30, 2003.

      Direct Marketing Revenues. Direct marketing revenues increased 2.2% from $30.0 million in the three months ended April 30, 2003 to $30.6 million in the three months ended April 30, 2004. The increase in direct marketing revenues for the first quarter of the fiscal year ending January 31, 2005 (“fiscal 2004”) versus the first quarter of the fiscal year ended January 31, 2004 (“fiscal 2003”) resulted primarily from revenues related to our dELiA*s brand which we acquired in September 2003. dELiA*s direct marketing revenue for the first quarter of fiscal 2004 totaled $10.2 million, which offset the decreased sales from our Alloy, Girlfriends LA, Old Glory, CCS, and Dan’s Comp brands. We ceased the catalog operations of our Girlfriends LA and Old Glory brands during the first quarter of fiscal 2004. The decrease in revenues in our Alloy, CCS and Dan’s Comp brands resulted primarily from a planned decline in catalog circulation, together with lower sales productivity in the Alloy title.

      Retail Stores Revenues. Retail stores revenues totaled $13.6 million for the three months ended April 30, 2004. The retail revenue was generated from dELiA*s 62 retail stores during the quarter.

      Sponsorship and Other Revenues. Sponsorship and other revenues increased 10.4% from $39.5 million in the first quarter of fiscal 2003 to $43.6 million in the first quarter of fiscal 2004. The increase in sponsorship and other revenues in the first quarter of fiscal 2004 as compared with the first quarter of fiscal 2003 was due primarily to the addition of revenues from the operations of OCM that we acquired in May 2003.

Cost of Revenues

      Cost of revenues consists of the cost of the merchandise sold plus the freight cost to deliver the merchandise to the warehouse and retail stores, together with the direct costs attributable to the sponsorship and advertising programs we provide, and the marketing publications we produce. Our total cost of revenues increased 22.8% from $38.0 million in the three months ended April 30, 2003 to $46.6 million in the three months ended April 30, 2004. The increase in cost of revenues in the first quarter of fiscal 2004 as compared with the first quarter of fiscal

2003 was due primarily to the additional costs of goods sold from OCM (acquired in May 2003) and cost of merchandise sold from dELiA*s (acquired in September 2003), offset partially by decreases in cost of goods sold related to the revenue declines of the Alloy, CCS and Dan’s Comp direct marketing brands and the wind-down of our Girlfriends LA and Old Glory brands.

      Our gross profit as a percentage of total revenues increased from 45.3% in the three months ended April 30, 2003 to 46.9% in the three months ended April 30, 2004. This increase was due primarily to the increased percentage of direct marketing and retail store segment revenues of total revenues in the first quarter of fiscal 2004. Gross profit percentages may fluctuate significantly in future periods due primarily to the changing revenue contributions of our different operating segments and the changing revenue contributions of our different sponsorship segment activities.

Total Operating Expenses

      Selling and Marketing. Selling and marketing expenses consist primarily of our catalog production and mailing costs; our call centers and fulfillment operations expenses; dELiA*s retail store costs; freight costs to deliver goods to our merchandise customers; compensation of our sales and marketing personnel; marketing costs; and information technology expenses related to the maintenance and marketing of our websites and support for our advertising sales activities. These selling and marketing expenses increased from $25.4 million in the three months ended April 30, 2003 to $36.0 million in the three months ended April 30, 2004 due primarily to:

•	the inclusion of dELiA*s selling and marketing expenses (acquired in September 2003); and

•	the inclusion of OCM’s selling and marketing expenses (acquired in May 2003).

      As a percentage of total revenues, our selling and marketing expenses increased from 36.6% in the first quarter of fiscal 2003 to 41.0% in the first quarter of fiscal 2004, due primarily to reduced catalog overall productivity (revenues per book circulated) and the high selling and marketing expenses as a percentage of revenues for dELiA*s unprofitable retail store operations.

      General and Administrative. General and administrative expenses consist primarily of salaries and related costs for our executive, administrative, finance and management personnel, as well as support services and professional service fees. These expenses increased from $5.0 million in the three months ended April 30, 2003 to $12.1 million in the three months ended April 30, 2004. The increase in general and administrative expenses primarily was driven by:

•	the addition of OCM’s expenses;

•	the inclusion of dELiA*s expenses; and

•	increased expenses associated with growing a public company such as professional fees, insurance premiums, occupancy costs due to office expansions, and telecommunications costs.

      Our general and administrative expenses as a percentage of total revenues increased from 7.1% in the first quarter of fiscal 2003 to 13.8% in the first quarter of fiscal 2004, due primarily to the addition of high general and administrative expenses as a percentage of revenues in the acquired dELiA*s business and senior management hiring in our direct marketing and retail store segment, along with increased professional services costs due to outstanding litigation and increased audit fees.

      Amortization of Intangible Assets. Amortization of intangible assets was approximately $1.5 million in the three months ended April 30, 2004 as compared with $1.8 million in the three months ended April 30, 2003. The decrease in amortization expense resulted from certain identified intangible assets becoming fully amortized during the fourth quarter of fiscal 2003 and the impairment of certain identified intangible assets during the fourth quarter of fiscal 2003, offset partially by our acquisition activities during the last twelve months and the associated allocation of purchase price to identified intangible assets. All of our acquisitions have been accounted for under the purchase method of accounting.

      Restructuring Charge. During the first quarter of fiscal 2003, we made the strategic decision to outsource substantially all of our fulfillment activities for our Girlfriends LA unit to New Roads. We determined that we would not be able to sublease our existing fulfillment facilities due to the real estate market conditions. As a result, and in accordance with SFAS No. 146 and SFAS No. 144, we recognized a first quarter charge of approximately $380,000 in our direct marketing segment, representing the future contractual lease payments, severance and personnel costs, and the write-off of related leasehold improvements. During the first quarter of fiscal 2004, we made the decision to relocate the MPM business from Santa Barbara, California to our principal office in New York, New York and terminated several MPM employees. As a result, and in accordance with SFAS 146, we recognized a restructuring charge in the sponsorship and other segment of approximately $126,000 in the first quarter of fiscal 2004. The $126,000 restructuring charge is comprised of severance costs. The MPM business is expected to relocate to the New York office by the end of the second quarter of fiscal 2004. Additional charges representing additional severance costs, future contractual lease payments and the write-off of related leasehold improvements will be recognized during the second quarter of fiscal 2004 when the MPM business is physically relocated from Santa Barbara to New York. We will continue to review our operations to determine the necessity of our facilities, equipment, and personnel.

Loss from Operations

      Total Loss from Operations. Our loss from operations was $8.5 million in the first quarter of fiscal 2004 while our loss from operations was $1.0 million in the first quarter of fiscal 2003. The increase in operating loss is primarily due to the increased operating loss from the dELiA*s retail operations that we acquired in September 2003, decreased operating income from our sponsorship and other operations, and increased corporate expenses.

      Direct Marketing Loss from Operations. Our loss from direct marketing operations was $1.4 million in the first quarter of fiscal 2004 while our loss from direct marketing operations was $1.5 million in the first quarter of fiscal 2003. Excluding the restructuring charge related to Girlfriends LA in the first quarter of fiscal 2003, the direct marketing operating loss increased in the first quarter of fiscal 2004 primarily as a result of the costs of transitioning and integrating our previously outsourced fulfillment and call center activities to our Hanover, Pennsylvania facilities.

      Retail Stores Loss from Operations. Our loss from retail stores operations was $2.3 million in the first quarter of fiscal 2004. The loss was generated from the dELiA*s retail stores.

      Sponsorship and Other Income from Operations. Our income from sponsorship and other operations decreased 24.1% to $4.1 million in the first quarter of fiscal 2004 from $5.4 million in the first quarter of fiscal 2003. This decrease resulted primarily due to lower revenues and margins in our event marketing activities, together with OCM’s seasonal operating loss, offset by stronger advertising placement income resultant from higher gross margins.

Interest and Other Income (Expense), Net

      Interest and other income, net of expense, includes income from our cash equivalents and from available-for-sale marketable securities and expenses related to our financing obligations. In the three months ended April 30, 2004, we generated interest income of $120,000 and interest expense of $1.2 million primarily related to the issuance in July and August 2003 of our Debentures, as compared with interest income of $291,000 and interest expense of $4,000 in the three months ended April 30, 2003. During the first quarter of fiscal 2004, we recognized other income of $388,000 related to a working capital adjustment resulting from the MPM acquisition. The decrease in interest income resulted primarily from lower interest rates and the lower cash and cash equivalents and available-for-sale marketable securities balances during the quarter ended April 30, 2004 as compared with the quarter ended April 30, 2003.

Income Tax Benefit (Expense)

      In the three months ended April 30, 2004 we recorded an income tax expense of $10,000 due to taxable operating income generated at the state level. In the three months ended April 30, 2003 we recorded an income tax benefit of $358,000 due to the taxable loss generated in the quarter. Included in the tax benefit was a refund of $36,000 for an amended prior year tax return. At April 30, 2003 and prior to our acquisition of dELiA*s, we had expected the loss generated in the first quarter to be offset by taxable income during the second half of fiscal 2003.

Liquidity and Capital Resources

      We have financed our operations to date primarily through the sale of equity and debt securities as we generated negative cash flow from operations prior to fiscal 2002 and for the three months ended April 30, 2004. At January 31, 2004, we had approximately $46.3 million of unrestricted cash, cash equivalents and short-term investments, along with $5.6 million of marketable securities classified as non-current assets due to their stated maturities and our intention to hold them for more than one year. At April 30, 2004, we had approximately $35.3 million of unrestricted cash, cash equivalents and short-term investments along with $4.2 million of marketable securities classified as non-current assets due to their stated maturities and our intention to hold them for more than one year. Our principal commitments at April 30, 2004 consisted of the Debentures, accounts payable, bank loans, accrued expenses and obligations under operating and capital leases.

      Net cash provided by operating activities was $12.0 million in fiscal 2003 compared with $24.1 million in fiscal 2002. The decline was primarily due to the transition to a net loss in fiscal 2003 as opposed to net income in fiscal 2002, which resulted from the decline in direct marketing segment financial performance, the addition of dELiA*s unprofitable retail stores, and increased corporate expenses, partially offset by the non-cash impact of the goodwill impairment, a higher level of depreciation and amortization and a smaller increase in operating assets net of operating liabilities. Net cash used in operating activities was $8.7 million in the first three months of fiscal 2004 compared with net cash used in operating activities of $10.5 million in the first three months of fiscal 2003. The reduced cash usage was primarily due to tighter working capital management reflected by a smaller increase in operating assets net of operating liabilities, partially offset by the increased net loss in fiscal 2004 as compared with the net loss in fiscal 2003.

      Cash used in investing activities was $72.0 million in fiscal 2003 consisting of the net application of $1.6 million of cash to acquire available-for-sale marketable securities, $66.7 million to acquire businesses, and $3.8 million for capital expenditures. Cash used in investing activities was $106.9 million in fiscal 2002 consisting of the net application of $7.9 million of cash to acquire available-for-sale marketable securities, $89.6 million to acquire businesses, $4.3 million for capital expenditures and $4.9 million to acquire databases and marketing rights. Cash used in investing activities was approximately $2.0 million in the three months of fiscal 2004, due primarily to the usage of $5.1 million to acquire businesses and $1.6 million for capital expenditures, offset by the net cash proceeds of $4.7 million from our sales, purchases and maturities of available-for-sale marketable securities. In the first three months of fiscal 2003, $16.5 million of cash was provided by investing activities, due primarily to net cash proceeds of $17.6 million from our sales, purchases and maturities of available-for-sale marketable securities offset by $1.0 million for capital expenditures.

      Net cash provided by financing activities was $52.1 million in fiscal 2003 due primarily to net proceeds of $66.8 million received from the issuance of the Debentures in the private placement market, offset primarily by the repurchase of 600,000 shares of our common stock for $3.0 million and the net repayment of $11.9 million on credit facilities assumed in the OCM and dELiA*s acquisitions. Net cash provided by financing activities was $56.4 million in fiscal 2002 due primarily to the gross proceeds from our public equity offering in February 2002. In fiscal 2003 and 2002, we recorded non-cash charges related to Series B Convertible Preferred Stock accretion and dividends of $1.9 million and $2.1 million, respectively. Net cash provided by financing activities was $3.0 million in the three months ended April 30, 2004 compared with $2.8 million of cash used in financing activities in the three months ended April 30, 2003. The cash provided by financing activities in the three months ended April 30, 2004 was due primarily to $3.1 million of net borrowings under our line of credit agreement. In the three months ended April 30, 2003, net cash used in financing activities of $2.8 million resulted primarily from the repurchase of 600,000 shares of our common stock for approximately $3.0 million.

      Our liquidity position as of April 30, 2004 consisted of $35.3 million of unrestricted cash, cash equivalents and short-term investments. We expect our liquidity position to meet our anticipated cash needs for working capital and capital expenditures, for at least the next 24 months, excluding the impact of any potential, as yet unannounced acquisitions. If cash generated from our operations is insufficient to satisfy our cash needs, we may be required to raise additional capital. If we raise additional funds through the issuance of equity securities, our stockholders may experience significant dilution. Furthermore, additional financing may not be available when we need it or, if available, financing may not be on terms favorable to us or to our stockholders. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

      On January 29, 2003, we adopted a stock repurchase program, authorizing the repurchase of up to $10 million of our common stock from time to time in the open market at prevailing market prices or in privately negotiated transactions. As of January 31, 2004, we had utilized $3.0 million of the authorized amount of this program. It is anticipated that additional share repurchases under this program, if any, will be funded by available working capital.

Contractual Obligations

      The following table presents our significant contractual obligations as of January 31, 2004 (in thousands):

	Payments Due By Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Senior Convertible Debentures due 2023(a)	$69,300	—	—	—	$69,300
Mortgage Loan Agreement	2,914	2,914	—	—	—
Operating Lease Obligations	80,653	13,879	24,726	19,564	22,484
Capital Lease Obligations (including interest)	347	257	67	23	—
Purchase Obligations(b)	20,111	19,015	1,077	19	—
Future Non-Compete Payments	2,402	240	620	1,542	—

Total	$175,727	$36,305	$26,490	$21,148	$91,784

(a)	The Senior Convertible Debentures due 2023 may be redeemed after August 1, 2008 at the option of the holder.

(b)	Our purchase obligations are primarily related to inventory commitments and service agreements.

      We have long-term noncancelable operating lease commitments for retail stores, office space, warehouse facilities, and equipment. We also have long-term noncancelable capital lease commitments for equipment.

Off-Balance Sheet Arrangements

      We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Guarantees

      We have no significant financial guarantees.

Effect of New Accounting Standards

      We have described the impact anticipated from the adoption of certain new accounting pronouncements effective in fiscal 2003 in Note 2 to the consolidated financial statements.

Inflation

      In general, our costs are affected by inflation and we may experience the effects of inflation in future periods. We believe, however, that such effects have not been material to us during the past.

Forward-Looking Statements

      Statements in this prospectus expressing our expectations and beliefs regarding our future results or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve a number of substantial risks and uncertainties. When used in this prospectus, the words “anticipate,” “may,” “could,” “plan,” “believe,” “estimate,” “expect” and “intend” and similar expressions are intended to identify such forward-looking statements.

      Such statements are based upon management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. Actual results may differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the risks discussed in “Risk Factors That May Affect Future Results” on page      of this prospectus.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this report to conform these statements to actual results or to changes in our expectations, except as may be required by law

OUR BUSINESS

Overview

      We are a media, marketing services, direct marketing and retail company targeting Generation Y, the approximately 60 million boys and girls in the United States between the ages of 10 and 24. Our business integrates direct mail catalogs, retail stores, print media, display media boards, websites, on-campus marketing programs and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers. We reach a significant portion of Generation Y consumers through our various media assets, marketing service programs, direct marketing activities, and retail stores. As a result, we are able to offer advertisers targeted access to the youth market. We sell third-party branded and private label products in key Generation Y spending categories, including apparel, action sports equipment and accessories, directly to the youth market. Additionally, our assets have enabled us to build a comprehensive database that includes information about approximately 26 million Generation Y consumers.

      We believe we are the only Generation Y-focused media company that combines significant marketing reach with a comprehensive consumer database, providing us with a deep understanding of the youth market. This market is large. According to the United States Census Bureau, more than 35% of the United States population is under the age of 24. According to studies by Harris Interactive, the projected annual income for Generation Y is about $211 billion and annual spending is about $172 billion per year — about $3,000 in spending per person. Harris Interactive studies have also shown that the college market is large and influential, with approximately 15.8 million college students in the United States who control about $46.5 billion annually in discretionary spending.

      We were incorporated in January 1996, launched our Alloy website in August 1996 and began generating meaningful revenues in August 1997 following the distribution of our first Alloy catalog. Since then, we have grown rapidly, both organically and through the completion of strategic acquisitions. Our consolidated revenues have increased from $2.0 million for the fiscal year ended January 31, 1997 to $371.9 million for the fiscal year ended January 31, 2004.

      We believe our business should continue to grow as we capitalize on the following key assets:

•	Broad Access to Generation Y. Our collection of media, marketing and retail assets enables us to reach a significant portion of the over 60 million Generation Y consumers by:

•	circulating over 65 million direct mail catalogs annually;

•	producing college guides, books and recruitment publications;

•	owning and operating 57 dELiA*s retail stores, including six outlet stores, in 22 states;

•	owning and operating over 30,000 display media boards on college and high school campuses throughout the United States;

•	placing advertising in over 2,500 college and high school newspapers; and

•	interacting with our registered online user base that, as of January 31, 2004, comprised of almost 5 million individuals who subscribed to our targeted e-mail magazines.

•	Comprehensive Generation Y Database. As of May 31, 2004, our database contained information about approximately 27 million individuals, including approximately 8.4 million individuals who have purchased products directly from us. In addition to names and addresses, our database contains a variety of valuable information that may include age, purchasing history, stated interests, online behavior, educational level and socioeconomic factors. We continually refresh and grow our database with information we gather through our media properties, marketing services, retail stores and direct marketing programs, as well as through acquisitions of companies that have database information. We analyze this data in detail, which we believe enables us to not only improve response rates from our own direct sales efforts but also to offer advertisers cost-effective ways of reaching highly targeted audiences.

•	Established Media and Marketing Franchises. Our principal media and marketing franchises are well known by Generation Y consumers and by advertisers that target this market. Alloy, dELiA*s, CCS and Dan’s Comp are recognized brands among Generation Y consumers. Each of these multi-media brands targets a specific segment of the youth market through retail stores, catalogs and/or websites. For advertisers, our portfolio of marketing businesses includes established marketers that target the youth market such as Market Place Media, 360 Youth, Alloy Marketing and Promotions, On Campus Marketing and Private Colleges & Universities, which collectively have over 60 years of experience in creating and implementing advertising and marketing programs targeting the youth market.

•	Strong Relationship with Advertisers and Marketing Partners. We provide advertisers and marketing partners with highly targeted, measurable and effective means to reach the Generation Y audience. Our seasoned advertising sales force of over 100 professionals has established strong relationships with youth marketers. During fiscal 2003, we had over 1,800 advertising clients, including AT&T Wireless, Citibank, Hershey, L’Oreal, New Balance, Paramount Pictures, Procter & Gamble and Verizon Wireless.

      We generate revenue from three reportable segments:

•	DIRECT MARKETING (formerly “MERCHANDISING”)

•	RETAIL STORES

•	SPONSORSHIP AND OTHER ACTIVITIES

Direct Marketing Segment

      Effective September 2003, and following our acquisition of dELiA*s Corp., we changed the name of our catalog and online commerce business from the “merchandising segment” to the “direct marketing segment.” Our direct marketing segment derives revenues from sales of merchandise to consumers through our catalogs and websites. Net merchandise revenues in our direct marketing segment for fiscal 2001, fiscal 2002 and fiscal 2003 were $124.1 million, $167.6 million and $156.8 million, respectively.

      Each of our catalogs and associated websites targets a particular segment of Generation Y and offers products of interest to its audience.

      Alloy — Our Alloy catalog ranges in length from 48 to 84 pages and offers for sale an assortment of apparel, accessories, footwear and room furnishings targeting Generation Y girls. During fiscal 2003, we mailed 15 versions of the Alloy catalog and allocated up to nine pages per catalog to our advertising clients and marketing partners. Our flagship website (WWW.ALLOY.COM) provides a broad range of merchandise, community, and content for Generation Y girls. Through this website, we offer the apparel items, outerwear, accessories, footwear, cosmetics and room furnishings that are available in our Alloy catalogs, as well as additional products and special offers.

      dELiA*s — Our dELiA*s catalog, which targets Generation Y girls and offers a variety of apparel, accessories and home furnishings, ranges from 48 to 112 pages in length. We acquired dELiA*s in September 2003. From September 6, 2003 through January 31, 2004, six versions of the dELiA*s catalog were mailed. Our dELiA*s website (WWW.dELiAs.COM) is designed to complement the catalog and offers the same accessories, apparel items and footwear as are offered in the catalog, as well as additional products and special offers.

      CCS — Our CCS catalog, which targets Generation Y boys, ranges from 40 to 104 pages in length and offers an assortment of action sports equipment, such as skateboards and snowboards, and related apparel, accessories and footwear. We mailed 10 versions of the CCS catalog during fiscal 2003 and allocated up to eight pages per catalog to our advertising clients and marketing partners. Our CCS website (WWW.CCS.COM) features products, content and community for action sports enthusiasts. We offer the same action sports equipment and related accessories, apparel items and footwear that are found in our CCS catalogs, as well as additional products and special offers.

      Dan’s Comp — Our Dan’s Comp catalog, which also targets Generation Y boys, ranges from 36 to 108 pages, focuses on the BMX bike market and offers BMX bikes, parts and safety equipment, as well as related apparel, accessories and footwear. We mailed eight versions of the Dan’s Comp catalog during fiscal 2003. Our Dan’s Comp website (WWW.DANSCOMP.COM) is a popular online destination for BMX bike enthusiasts through which we offer consumers the same BMX bike sports equipment and related accessories, apparel items and footwear that we offer in our Dan’s Comp catalogs, as well as additional products and special offers.

Direct Marketing Strategy

      Our direct marketing strategy is designed to minimize our exposure to trend risk and facilitate speed to market and product assortment flexibility. Our primary objective is to reflect, not lead, Generation Y styles and tastes. We select merchandise from what we believe are quality designers and producers, allowing us to stay current with the tastes of the market rather than to predict future trends. Our buyers and merchandisers work closely with our many vendors to tailor products to our specifications. Through this strategy, we believe we are able to minimize design risk and make final product selections only two to three months before the products are brought to market, not the typical six to nine months required by many apparel retailers.

      We have designed our operational processes to support our direct marketing strategy. Our buyers have years of experience working with Generation Y retail and direct marketing companies. We believe our staff has a proven ability to identify desirable products and ensure that our vendors meet specific guidelines regarding product quality and production time. At present, we primarily use domestic vendors who have the ability to produce and ship products within two to eight weeks. This speed to market gives us flexibility to incorporate the latest trends into our product mix and to better serve the evolving tastes of Generation Y.

      Our direct marketing strategy also enables us to manage our inventory levels efficiently. We attempt to limit the size of our initial merchandise orders and rely on quick re-order ability. Because we do not make aggressive initial orders, we believe we are able to limit our risk of excess inventory. Additionally, we use our websites to offer special product prices and periodically mail various sales catalogs to our customers to sell slower moving inventory, complementing the selling capacity of our dELiA*s outlet stores.

      Because Alloy, dELiA*s, CCS and Dan’s Comp are recognized and popular brands among Generation Y consumers, our websites and catalogs are a valuable marketing tool for our vendors. As a result, our vendors often grant us online and catalog exclusivity for products we select. We believe this exclusivity makes the merchandise in the Alloy, dELiA*s, CCS and Dan’s Comp catalogs more attractive to our target audience and protects us from direct price comparisons. Our merchandise selection includes products from more than 500 vendors. dELiA*s primarily carries its own branded merchandise as well as merchandise from well known names including Paul Frank, Billabong, and Puma. Brands currently offered through Alloy include nationally recognized names such as Vans, Roxy/ Quiksilver and Skechers, as well as smaller, niche labels, including Paris Blues and Free People. CCS carries merchandise and equipment from major action sports brands such as World Industries, Osiris and Birdhouse. Dan’s Comp merchandise includes a complete line of BMX-style bicycles, parts, safety equipment, apparel and accessories from brands including Huffy, Hoffman and Free Agent bikes, and Etnies, Split and DC apparel and footwear.

Ordering, Fulfillment and Customer Service

      In order to take, fulfill and ship orders for our Alloy, CCS, Old Glory and Girlfriends LA merchandise businesses, we have used a full-service, integrated call center and fulfillment center staffed with trained personnel and owned and operated by NewRoads, Inc. (“NewRoads”), a specialized third-party fulfillment services company. In Martinsville, Virginia, NewRoads has over 400,000 square feet of warehouse space to support Alloy’s activity, and a 250-seat call center to handle both Alloy and Girlfriends LA inquiries. In addition, NewRoads has over 300,000 square feet of warehouse space in Portland, Tennessee to support CCS and Girlfriends LA warehouse and fulfillment activities, and a 150-seat call center in San Luis Obispo, California to handle CCS inquiries. We monitored our NewRoads relationship closely, in part by having several of our employees working on site at each NewRoads facility.

      We process Dan’s Comp orders through our own 47-seat call center and warehouse facility located in Mt. Vernon, Indiana. We staff our Dan’s Comp call center and warehouse with our own employees. The Dan’s Comp fulfillment center has approximately 29,000 square feet of warehouse space. We initially processed Old Glory orders through a 30-seat call center and warehouse facility located in Westbrook, Connecticut which was owned and operated by the former owners of Old Glory. In April 2003, we transferred the Old Glory call center and warehouse operations to NewRoads, which handles the Old Glory call center functions at its San Luis Obispo, California location and the Old Glory warehousing activities from its Portland, Tennessee location.

      We process dELiA*s customer orders and retail stock shipments through a warehouse and fulfillment center in Hanover, Pennsylvania. Our 200-seat call center is staffed with personnel in Westerville, Ohio. Following our acquisition of dELiA*s, we shipped an average of 23,000 units to retail stores and 5,000 customer packages per day from this center. Our busiest shipping days for dELiA*s involved shipping 82,000 units to retail stores and 16,000 customer packages for the direct marketing segment. We use an integrated picking, packing and shipping system with a live connection to our direct order entry system. The system monitors the in-stock status of each item ordered, processes orders and generates warehouse selection tickets and packing slips for order and fulfillment operations that we acquired in connection with our acquisition of dELiA*s.

      During the third quarter of fiscal 2003, we made the strategic decision to transfer substantially all of our fulfillment activities for our Alloy and CCS units to our recently acquired distribution center in Hanover, Pennsylvania during fiscal 2004. We notified New Roads that we would be exiting the New Roads’ facilities during the first half of fiscal 2004. As of April 2004, we transferred the Alloy call center operations to our Westerville, Ohio location and began to fulfill and ship Alloy orders from our Hanover, Pennsylvania warehouse. In May 2004, we transferred order-taking, fulfillment, and shipments related to our CCS direct marketing brand to our call center in Westerville, Ohio and our warehouse in Hanover, Pennsylvania.

      We believe that high levels of customer service and support are critical to the value of our services and to retaining and expanding our customer base. We routinely monitor customer service calls at each of our call centers for quality assurance purposes. Additionally, we review our call and fulfillment centers’ policies and distribution procedures on a regular basis. A majority of our catalog and Internet orders are shipped within 48 hours of credit approval. In cases in which the order is placed using another person’s credit card and exceeds a specified threshold, the order is shipped only after we have received confirmation from the cardholder. Customers generally receive orders within three to ten business days after shipping. Our shipments are generally carried to customers by United Parcel Service and the United States Postal Service.

      Trained customer service representatives and sales personnel historically have been available for the Alloy and Girlfriends LA brands 24 hours a day, 7 days a week through multiple toll-free telephone numbers. CCS and Old Glory trained customer service representatives historically have been available from 5:00 A.M. to 10:00 P.M. Eastern Standard Time, Monday through Friday; 5:00 A.M. to 9:30 P.M. on Saturday; and 9:30 A.M. to 10:00 P.M. on Sunday, while sales personnel are available 24 hours a day, 7 days per week. Dan’s Comp customer service representatives and sales personnel are available from 9:00 A.M. to 10:00 P.M. Eastern Standard Time, Monday through Friday; from 10:00 A.M. to 8:00 P.M. on Saturday, and from 12 P.M. to 8 P.M. on Sunday. dELiA*s trained customer service representatives are available from 8:00 A.M. to 2:00 A.M. Eastern Standard Time, 7 days per week, while sales personnel are available 24 hours a day, 7 days per week. The same management team, with dedicated personnel for each brand, now handle Alloy and CCS customer service and sales calls, all during the same service hours. The representatives guide customers through the order process, monitor order progress and provide general information about our products such as sizing advice and product features.

Retail Stores Segment

      Our retail stores segment derives revenue primarily from the sale, through dELiA*s retail and outlet stores, of apparel, accessories and home furnishings to consumers. Our dELiA*s retail stores display merchandise exclusively in mall stores and sell directly to customers who visit those locations. As of June 8, 2004, we operated 57 dELiA*s stores, including six outlet stores, in 22 states. The six outlet stores are located in Riverhead, New York; Central Valley, New York; Tannersville, Pennsylvania; Jackson, New Jersey; San Marcos, Texas; and Clinton, Connecticut. Our retail stores range in size from 2,500 to 5,100 square feet, with an average size of approximately 3,700 square feet. We began operation of the dELiA*s stores upon the acquisition of dELiA*s in September 2003. Retail store revenues from the date of acquisition through the end of fiscal year

2003 were $30.1 million. In the fourth quarter of fiscal 2003, we made a strategic decision to close up to 17 dELiA*s retail stores, six of which have been closed as of June 8, 2004.

      Store Operations. Each store has a manager, one or more assistant managers, and approximately six to twelve part-time sales associates. District managers supervise approximately five to eight stores covering a wide geographic area, and approximately four or five district managers report to a regional manager. We have two regional managers. District managers, store managers, assistant store managers and part-time sales associates participate in a bonus program based on achieving predetermined levels of sales in their respective stores. dELiA*s stores are open during mall shopping hours. dELiA*s has well-established store operating policies and procedures and an extensive in-store training program for new store managers and assistant store managers. We place great emphasis on our loss prevention program in order to control inventory shrinkage.

      Store Expansion. During fiscal 2003 we did not open any new dELiA*s stores. dELiA*s’ site selection strategy historically has been to locate its stores primarily in regional malls serving markets that meet its demographic criteria, including average household income and population density. It also has considered mall sales per square foot, the performance of other retail tenants serving teens and young adult customers, anchor tenants and occupancy costs. As part of our ongoing evaluation of the dELiA*s operations, we have completed our assessment of dELiA*s’ store portfolio and estimated store exit, lease costs, and severance related to 17 dELiA*s retail stores. The growth of our retail store operations depends upon our ability to operate stores on a profitable basis. If we decide to open additional retail stores, our ability to expand our retail store operations successfully will be dependent upon a number of factors, including sufficient demand for our merchandise in existing and new markets, our ability to locate and obtain favorable store sites, negotiate acceptable lease terms, obtain adequate merchandise supply, and hire and train qualified management and other employees.

Sponsorship and Other Activities Segment

      Our sponsorship and other activities segment derives revenue largely from traditional, blue chip advertisers that seek highly targeted, measurable and effective marketing programs to reach Generation Y. Advertisers can reach Generation Y through integrated marketing programs that include our catalogs, books, websites, and display media boards, as well as through promotional events, product sampling, college and high school newspaper advertising, customer acquisition programs and other marketing services that we provide. Sponsorship and other revenues for fiscal years 2001, 2002 and 2003 were $41.6 million, $131.8 million, and $185.0 million respectively.

Sponsorship and Advertising

      360 Youth is our media and marketing arm, which includes the assets and experience of several college and teen marketing companies, including CASS Communications, Market Place Media (All Campus Media and Armed Forces Communications), YouthStream, Private Colleges & Universities and others, to provide sales and marketing solutions targeting young adults. 360 Youth enables Fortune 500 companies and other advertising clients to reach approximately 25 million Generation Y consumers each month through a comprehensive mix of programs incorporating proprietary media assets such as school-based media boards, websites and catalogs, as well as college, high school, military base and multi-cultural newspapers. We own and operate over 30,000 display media boards that are located in high traffic areas on college and high school campuses. These one, two or three panel display media boards often feature full color, backlit advertising as well as scrolling electronic messaging. Through our newspaper advertising units, we are able to connect advertisers with more than 55 million readers throughout the United States. The acquisition of InSite in March 2004 added approximately 13,000 panels to our out-of-home media network, with a focus on bar and restaurant venues, giving us improved advertising access to the young adult market.

      On Campus Marketing is our college-focused specialty marketing business, which provides to college students and their parents a variety of college- or university-endorsed products. Products range from residence hall linens to care packages to diploma frames. During fiscal 2003, we acquired substantially all of the assets and liabilities of OCM Direct, Inc., Collegiate Carpets, Inc. and Carepackages, Inc., all of which were wholly owned subsidiaries of Student Advantage, Inc., which businesses are held by our wholly owned subsidiaries, On Campus Marketing, LLC, Collegiate Carpets, LLC and Care Packages, LLC.

Promotional Marketing

      Alloy Marketing and Promotions (AMP) is our promotional marketing unit specializing in event and field marketing, sampling and acquisitions programs, Internet design services and consumer research. During fiscal 2002, we consolidated under AMP the assets and experience of established promotion agencies and marketing services companies, including the 360 Youth business of MarketSource Corporation (though we have transferred the 360 Youth name to our media and marketing arm), Triple Dot Communications, Y-Access and Target Marketing & Promotions, to deliver effective, customized promotions. AMP clients include AT&T, Verizon Wireless, Maybelline, Garnier, Hasbro, Panasonic, New Balance and Paramount Pictures.

Print Media/ Websites

      We reach Generation Y consumers through catalogs, custom publications and the Internet.

      Alloy/ CCS Catalogs — Our catalogs enable our advertising clients and marketing partners to reach the Generation Y audience through print advertisements. We have included advertising pages in certain of our catalogs. During fiscal 2003, we allocated up to nine pages of advertising per Alloy catalog and up to eight pages per CCS catalog.

      Private Colleges & Universities — Under the Private Colleges & Universities brand, we publish over 30 editions of targeted college guides providing information about private colleges and universities and the admissions process to college-bound high school students, their parents, and high-school guidance counselors. Our editions target students based on academic achievement, geography and special interests such as science and medicine, among others. We distribute our guidebooks to college-bound students across the United States. Complementing our published college and university guides, our Private Colleges & Universities websites (WWW.PRIVATECOLLEGES.COM and WWW.COLLEGEXPRESS.COM) provide information on colleges and universities to college-bound high school students. Hundreds of colleges and universities advertise their programs and recruit students via these websites.

      Alloy/dELiA*s/ CCS/ Dan’s Comp Websites — Our direct marketing websites complement our catalogs of the same name and enable our advertisers and clients to reach our Generation Y audience online.

      eStudentLoan — Our eStudentLoan websites (WWW.ESTUDENTLOAN.COM and WWW.ABSOLUTELYSCHOLARSHIPS.COM) feature college scholarship and financial aid database search engines. These websites complement our college recruitment publications and websites to serve the college-bound segment of Generation Y.

      College Club — Our college club website (WWW.COLLEGECLUB.COM) features e-mail, clubs, chat, personal sites, student discounts and advice, and enables advertisers to reach the college market online.

      Careers and Colleges — Our Careers and Colleges website (WWW.CAREERSANDCOLLEGES.COM) features a virtual guidance counselor that helps students explore career and college options. The website provides essential advice for choosing a career, selecting a school, and paying for college.

Content

      Alloy Entertainment/ 17th Street Productions — Through Alloy Entertainment and 17th Street Productions, we develop youth entertainment properties including books and concepts for television series and motion pictures. We believe we are the largest packager of books for the teen market. Some of our properties include Roswell, Sweet Valley High, Fearless and The Sisterhood of the Traveling Pants.

Sales & Marketing Salesforce

      Our advertising sales organization includes over 100 sales professionals who are either account managers generally responsible for specific geographic regions or product specialists. Our account managers and product specialists work closely together to cross-sell our media assets and marketing capabilities to existing advertising customers and to build relationships with new advertisers. Our account managers are trained and motivated to sell the entire portfolio of our media and advertising services including:

•	advertising in our custom publications, catalogs and websites;

•	advertising on our display media boards;

•	marketing programs such as product sampling, customer acquisition programs and promotional events; and

•	advertising in college, high school, military base and multi-cultural newspapers.

      Our advertising sales organization has grown through a combination of external hiring and our acquisitions of Private Colleges & Universities, CASS Communications, 360 Youth, Market Place Media and On Campus Marketing, each of which had an experienced sales force.

      Our advertisers come from a wide range of industries that target the Generation Y audience including apparel, consumer goods and electronics, cosmetics, entertainment, financial services, food and beverage and others. Our advertising revenue base is well diversified, and no single advertiser represented more than 4% of our total sponsorship and other activities revenue in fiscal 2003.

Infrastructure, Operations and Technology

      Our operations are dependent on our ability to maintain our computer and telecommunications systems in effective working order and to protect our systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events.

      Where appropriate, we have implemented disaster recovery programs for our various businesses. Critical files are copied to backup tapes each night and regularly stored at off-site storage facilities. Arrangements have also been made for the availability of third-party “hot sites” as well as telecommunications recovery capability. Our servers are powered by an uninterruptible power supply to provide back-up power at the operations facilities within milliseconds of a power outage. Redundant Internet connections and providers deliver similar protection for our online services. We implemented these various redundancies and backup measures in order to minimize the risk associated with damage from fire, power loss, telecommunications failure, break-ins, computer viruses, denial of service (DOS) attacks, hacking and other events beyond our control.

      We strive for no downtime in our online services. All critical components of the system are redundant, which allows continuous service in case of unexpected component failure, maintenance or upgrades.

      Currently, we license commercially available technology whenever possible in lieu of dedicating our financial and human resources to developing proprietary online infrastructure solutions. We provide most services related to maintenance and operation of our websites internally, under the direction of our Chief Technology Officer. Since April 2002, Exodus, a Cable & Wireless Service (recently acquired by SAVVIS Communications Corp), and Equinix Inc., third-party providers located in Sterling, Virginia and Ashburn, Virginia, respectively, have provided us with co-location and bandwidth (i.e., our Internet connection). Our infrastructure is scaleable which allows us to adjust quickly to our expanding user base. Steps were taken upon the acquisition of dELiA*s to migrate its commercial systems from the Cable & Wireless data center in Jersey City, New Jersey into Alloy’s standard, redundant facility in Virginia. We expect to complete this process by the end of the second quarter of fiscal 2004. Other data and voice systems in the call center and fulfillment center are being hardened and made redundant with the addition of backup circuits, Sonet rings, backup generators and other system upgrades. We also expect to complete these processes by the end of the second quarter of fiscal 2004.

Competition

      Competition for the attention of Generation Y consumers is considerable. Our catalogs compete with other catalog retailers and direct marketers, some of which specifically target our customers. We also compete with a variety of other companies serving segments of the Generation Y market including various mail-order and web-

based retailers, promotions and marketing services firms, youth-targeted traditional retailers either in their physical or online stores, and online service providers that offer products of interest to Generation Y consumers. Our dELiA*s retail stores compete with traditional department stores, as well as specialty retailers, for teen and young adult customers.

      We compete for users and advertisers with many media companies, including companies that attempt, as we do, to target Generation Y consumers. These include Generation Y-focused magazines such as Seventeen, YM, Teen and Teen People; teen-focused television and cable channels such as the WB Network and MTV; websites primarily focused on the Generation Y demographic group; and online service providers with teen-specific channels, such as America Online.

      Many of our current and potential competitors have longer operating histories, larger customer or user bases and significantly greater financial, marketing and other resources than we do. In addition, competitors could enter into exclusive distribution arrangements with our vendors or advertisers and deny us access to their products or their advertising dollars. If we face increased competition, our business, operating results and financial condition may be materially and adversely affected.

      We believe that our principal competitive advantages are:

•	advertising in college, high school, military base and multi-cultural newspapers;

•	the size and level of detail in our database;

•	our relationships with advertisers and marketing partners;

•	the consumer and media brands we have developed in the Generation Y market;

•	our knowledge of the Generation Y audience and our ability through our marketing franchises to continually analyze the market; and

•	our ability to deliver targeted Generation Y audiences to advertisers through cost-effective, cross-media advertising programs.

Seasonality

      Our historical revenues and operating results have varied significantly from quarter to quarter due to seasonal fluctuations in consumer purchasing patterns and the impact of acquisitions. Sales of apparel, accessories, footwear and action sports equipment through our websites, catalogs and retail stores have been higher in our third and fourth fiscal quarters, which contain the key back-to-school and holiday selling seasons, than in our first and second fiscal quarters. We believe that advertising and sponsorship sales follow a similar pattern, with higher revenues in the third and fourth quarters (particularly the third quarter) as marketers more aggressively attempt to reach our Generation Y audience during these major spending seasons and capture student interest at the outset of the school year.

Intellectual Property

      We have registered the Alloy name, among other trademarks, with the United States Patent and Trademark Office. Applications for the registration of certain of our other trademarks and service marks are currently pending. We also use trademarks, trade names, logos and endorsements of our suppliers and partners with their permission. We are not aware of any pending material conflicts concerning our marks or our use of others’ intellectual property.

Government Regulation

      We are subject, directly and indirectly, to various laws and governmental regulations relating to our business. The Internet is rapidly evolving and few laws or regulations directly apply to online commerce and community websites. Due to the increasing popularity and use of the Internet, governmental authorities in the United States and abroad may adopt laws and regulations to govern Internet activities. Laws with respect to online commerce may cover issues such as pricing, taxing, distribution, unsolicited email (“spamming”) and characteristics and quality of products and services. Laws with respect to community websites may cover content, copyrights, libel, obscenity and personal privacy. Any new legislation or regulation or the application of existing laws and regulations to the Internet could have a material and adverse effect on our business, results of operations and financial condition.

      Governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities even though we do not have a physical presence and/ or operate in those jurisdictions. As our products and advertisements are available over the Internet anywhere in the world, and we conduct marketing programs in numerous states, multiple jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of those jurisdictions.

      Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might also attempt to regulate our transmissions of content on our website or prosecute us for violations of their laws. For example, a French court has ruled that a website operated by a United States company must comply with French laws regarding content, and an Australian court has applied the defamation laws of Australia to the content of a U.S. publisher posted on the company’s website. We cannot assure you that state or foreign governments will not charge us with violations of local laws or that we might not unintentionally violate these laws in the future, or that foreign citizens will not obtain jurisdiction over us in a foreign country, subjecting us to litigation in that country under the laws of that country.

      The United States Congress enacted the Children’s Online Privacy Protection Act of 1998 (“COPPA”) and the Federal Trade Commission (“FTC”) promulgated implementing regulations, which became effective in 2000. The principal COPPA requirements apply to websites, or those portions of websites, directed to children under age 13. COPPA mandates that individually identifiable information about minors under the age of the 13 not be collected, used or displayed without first obtaining informed parental consent that is verifiable in light of present technology, subject to certain limited exceptions. As a part of our efforts to comply with these requirements, we do not knowingly collect personally identifiable information from any person under 13 years of age and have implemented age screening mechanisms on certain of our websites in an effort to prohibit persons under the age of 13 from registering. This will likely dissuade some percentage of our customers from using our website, which may adversely affect our business. While we use our best efforts to ensure that our websites are compliant with COPPA, our efforts may not have been successful. If it turns out that one or more of our websites is not COPPA compliant, we may face litigation with the FTC or individuals or face a civil penalty, which could adversely affect our business.

      A number of government authorities both in the United States and abroad, as well as private parties, are increasing their focus on privacy issues and the use of personal information. The FTC and attorneys general in several states have investigated the use of personal information by some Internet companies. In particular, an attorney general may examine privacy policies to ensure that a company fully complies with representations in the policies regarding the manner in which the information provided by consumers and other visitors to a website is used and disclosed by the company. As a result, we review our privacy policies on a regular basis and we believe we are in compliance with relevant federal and state laws. However, our business could be adversely affected if new regulations or decisions regarding the use and/ or disclosure of personal information are made, or if government authorities or private parties challenge our privacy practices.

      In December, 2003, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) was enacted by the United States Congress. This legislation is effective as of January 1, 2004, and regulates “commercial electronic mail messages,” (i.e., email) the primary purpose of which is to promote a product or service. Among its provisions are ones requiring specific types of disclosures in covered emails, requiring specific opt-out mechanisms and prohibiting certain types of deceptive headers. Violations of its provisions may result in civil money penalties and criminal liability. CAN-SPAM further authorizes the FTC to establish a national “Do-Not-E-Mail” registry akin to the recently adopted Do Not Call Registry. Any entity that sends commercial email messages, such as Alloy and our various subsidiaries, and those who re-transmit such messages, must adhere to the CAN-SPAM requirements. Compliance with these provisions may limit our ability to send certain types of emails on our own behalf and on behalf of various of our advertising clients, which may adversely affect our business. While we intend to operate our businesses in a manner that complies with the CAN-SPAM provisions, we may not be successful in so operating. If it turns out we have violated the provisions of CAN-SPAM we may face litigation with the FTC or face civil penalties, which could adversely affect our business.

      The European Union Directive on the Protection of Personal Data may affect our ability to make our websites available in Europe if we do not afford adequate privacy to European users. Similar legislation was recently passed in other jurisdictions and may have a similar effect. Legislation governing privacy of personal data provided to Internet companies is in various stages of development and implementation in other countries around the world and could affect our ability to make our websites available in those countries as future legislation is made effective.

Employees

      As of January 31, 2004, we had 1,274 full-time and 2,733 part-time employees. Of the 1,274 full-time employees, 40 were senior management; 345 worked in sales, marketing and sales support; 75 worked in finance; 241 worked in warehouse/fulfillment/customer service; 395 worked in other management and personnel; and 178 were employed by our dELiA*s retail stores. Of the 2,733 part-time employees, 1,541 worked for The Staffing Authority, LLC, one of our subsidiaries, 275 were Alloy, Inc. temporary staff and 917 were part-time associates at dELiA*s retail stores. None of our employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

Financial Information About Segments

      Financial information about our segments is summarized in Note 19 to consolidated financial statements found at page F-48 of this prospectus and in Note 8 to the unaudited financial statements found at page F-63 of this prospectus.

Website Access to Reports

      Our corporate website is WWW.ALLOYINC.COM. Our periodic and current reports are available free of charge on the “Investor Relations” page of this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the “SEC”). The items and information on our website are not a part of this prospectus.

PROPERTIES

      The following table sets forth information regarding the principal facilities, excluding retail stores, that we used during fiscal 2003. Except for the property in Hanover, PA, which we own, all such facilities are leased. We believe our facilities are well maintained and in good operating condition.

		Appr. Sq.
Location	Use	Footage

New York, NY	Corporate office	40,000
Chicago, IL	Advertising and sales office	16,000
Los Angeles, CA	Advertising and sales office	7,400
Santa Barbara, CA	Market Place Media	20,000
Boston, MA	Advertising and sales office	18,000
Mt. Vernon, IN	Dan’s Comp general office, call center, warehouse	40,000
Cranbury, NJ	360 Youth general office, AMP warehouse	80,000
New York, NY	dELiA*s general office space	36,000
Westerville, OH	Call center	15,000
Hanover, PA	Warehouse and fulfillment center	360,000

LEGAL PROCEEDINGS

      On or about November 5, 2001, a putative class action complaint was filed in the United States District Court for the Southern District of New York naming as defendants us, James K. Johnson, Jr., Matthew C. Diamond, BancBoston Robertson Stephens, Volpe Brown Whelan and Company, Dain Rauscher Wessel and Ladenburg Thalmann & Co., Inc. The complaint purportedly was filed on behalf of persons purchasing our common stock between May 14, 1999 and December 6, 2000 and alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the “Securities Act”) and Section 10(b) of the Securities Exchange Act of 1934 (the “’34 Act”) and Rule 10b-5 promulgated thereunder. On or about April 19, 2002, plaintiff filed an amended complaint against us, the individual defendants and the underwriters of our initial public offering. The amended complaint asserts violations of Section 10(b) of the ’34 Act and mirrors allegations asserted against scores of other issuers sued by plaintiffs’ counsel. Pursuant to an omnibus agreement negotiated with representatives of the plaintiffs’ counsel, Messrs. Diamond and Johnson have been dismissed from the litigation without prejudice. In accordance with the Court’s case management instructions, we joined in a global motion to dismiss the amended complaints, which was filed by the issuers’ liaison counsel. By opinion and order dated February 19, 2003, the District Court denied in part and granted in part the global motion to dismiss. With respect to us, the Court dismissed the Section 10(b) claim and let the plaintiffs proceed on the Section 11 claim. Accordingly, the remaining claim against us will focus solely on whether the registration statement filed in connection with our initial public offering contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statement therein not misleading. Although we have not retained a damages expert at this time, the dismissal of the Section 10(b) claim likely will reduce the potential damages that plaintiffs can claim. Management believes that the remaining allegations against us are without merit. We and the individual defendants have retained Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC in connection with this matter. We participated in the Court-ordered mediation with the other issuer defendants, the issuers’ insurers and plaintiffs to explore whether a global resolution of the claims against the issuers could be reached. To this end, a memorandum of understanding setting forth the proposed terms of a settlement was signed by counsel to several issuers, including our counsel, which is not binding upon us. In a press release dated June 26, 2003, plaintiffs’ counsel announced that the memorandum of understanding had been signed, and that the process of obtaining the approval of all parties to the settlement was underway. We are participating in that process. Any definitive settlement, however, will require final approval by the Court after notice to all class members and a fairness hearing.

      On or about March 8, 2003, several putative class action complaints were filed in the United States District Court for the Southern District of New York naming as defendants us, James K. Johnson, Jr., Matthew C. Diamond and Samuel A. Gradess. The complaints purportedly were filed on behalf of persons who purchased our common stock between August 1, 2002 and January 23, 2003, and, among other things, allege violations of Section 10(b) and Section 20(a) of the ’34 Act and Rule 10b-5 promulgated thereunder stemming from a series of allegedly false and misleading statements made by us to the market between August 1, 2002 and January 23, 2003. At a conference held on May 30, 2003, the Court consolidated the actions described above. On August 5, 2003, Plaintiffs filed a consolidated class action complaint (the “Consolidated Complaint”) naming the same defendants, which supersedes the initial complaint. Relying in part on information allegedly obtained from former employees, the Consolidated Complaint alleges, among other things, misrepresentations of our business and financial condition and the results of operations during the period from March 16, 2001 through January 23, 2003 (the “class period”), which artificially inflated the price of our stock, including without limitation, improper acceleration of revenue, misrepresentation of expense treatment, failure to properly account for and disclose consignment transactions, and improper deferral of expense recognition. The Consolidated Complaint further alleges that during the class period the individual defendants and the Company sold stock and completed acquisitions using our stock. On June 28, 2004 we reached a tentative settlement with the plaintiffs in this action, which settlement, if approved by the court after notice to the class members and a hearing, is in an amount which should be covered entirely under our applicable directors’ and officers’ insurance policies. The individual defendants have retained the law firm of Cahill, Gordon & Reindel in connection with this matter. We have retained the law firm of Katten Muchin Zavis Rosenman in connection with this matter.

      dELiA*s currently is party to a purported class action litigation, which originally was filed in two separate complaints in Federal District Court for the Southern District of New York in 1999 against dELiA*s Inc. and certain of its officers and directors. These complaints were consolidated. The consolidated complaint alleges, among other things, that the defendants violated Rule 10b-5 under the ’34 Act by making material misstatements and by failing to disclose certain allegedly material information regarding trends in the business during part of 1998. The parties have reached an agreement on a full settlement of the action, which was approved by the court on April 21, 2004. The entire settlement amount will be covered by dELiA*s insurance carrier.

      On or about February 1, 2002, a complaint was filed in the Circuit Court of Cook County, Illinois naming dELiA*s as a defendant. The complaint purportedly was filed on behalf of the State of Illinois under the False Claims Act and the Illinois Whistleblower Reward and Protection Act and seeks unspecified damages and penalties for dELiA*s alleged failure to collect and remit use tax on items sold by dELiA*s through its catalogs and website to Illinois residents. On April 8, 2004, the complaint was served on dELiA*s by the Illinois Attorney General’s Office, which assumed prosecution of the complaint from the original filer. dELiA*s has retained the law firm of Katten Muchin Zavis Rosenman in connection with this matter. On June 15, 2004, dELiA*s filed a motion to dismiss the action and joined in a Consolidated Joint Brief In Support Of Motion To Dismiss previously filed on behalf of defendants in similar actions being pursued by the Illinois Attorney General. Management believes the proceedings are without merit and intends to defend the action vigorously.

      We are involved in additional legal proceedings that have arisen in the ordinary course of business. We believe that, apart from the actions set forth above, there is no claim or litigation pending, the outcome of which could have a material adverse effect on our financial condition or operating results.

Qualitative and Quantitative Disclosure About Market Risk

      As of April 30, 2004, we held a portfolio of $19.8 million in fixed income marketable securities for which, due to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not own any derivative financial instruments in our portfolio. Accordingly, we do not believe there is any material market risk exposure with respect to derivatives or other financial instruments that would require disclosure under this item. Additionally, the $69.3 million of Debentures were issued at a fixed interest rate of 5.375%. Accordingly, we do not believe there is any material market risk exposure with respect to derivatives or other financial instruments that require disclosure under this item.

Changes in and Disagreements with Accountants

      On May 31, 2002, we dismissed Arthur Andersen LLP (“Arthur Andersen”) as our independent auditors and named KPMG LLP (“KPMG”) as our new independent auditors in accordance with a recommendation of the Audit Committee of our Board of Directors. Arthur Andersen previously audited our consolidated financial statements for the year ended January 31, 2002. The report of Arthur Andersen on our consolidated financial statements for the year ended January 31, 2002 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the same period, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

      On May 28, 2004, the Audit Committee of our Board of Directors (the “Board”) dismissed KPMG LLP (“KPMG”) as our independent auditors effective immediately. The Audit Committee made the decision to engage BDO Seidman, LLP (“BDO”) as our independent auditors for the fiscal year ending January 31, 2005, effective as of May 28, 2004. The report of KPMG on our consolidated financial statements for the years ended January 31, 2003 and January 31, 2004 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, other than the reference to our change in method of accounting for goodwill and other intangible assets in 2002. During the same period, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

      During our two most recent fiscal years ended January 31, 2003 and January 31, 2004, and through May 28, 2004, there were no “reportable events” as listed in Item 304(a)(1)(v)(A)-(D) of Regulation S-K adopted by the Securities and Exchange Commission (the “Commission”), except that, in performing its audit of our Consolidated Financial Statements for our fiscal year ended January 31, 2004, KPMG noted two matters involving our internal controls that it considered to be reportable conditions and/or material weaknesses under the standards established by the American Institute of Certified Public Accountants. A reportable condition, which may or may not be determined to be a material weakness, involves matters relating to significant deficiencies in the design or operation of internal controls that, in KPMG’s judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management on the financial statements. The first reportable condition identified by KPMG related to the absence of appropriate reviews and approvals of transactions, accounting entries and systems output at our dELiA*s subsidiary. According to KPMG, numerous adjusting entries came about as a result of its audit procedures at dELiA*s that indicated a lack of timely and appropriate management review during the closing process. This reportable condition was not considered to be a material weakness.

      The second identified reportable condition was considered a material weakness and concerned the ability of accounting personnel to properly apply all relevant accounting pronouncements related to goodwill, intangible assets and other long-lived assets. Specifically, KPMG indicated that when we applied the provisions of FASB No. 142 relating to the annual assessment of goodwill and other indefinite-lived intangible assets carrying value, we incorrectly applied the provisions of SFAS No. 142 needed to calculate the impairment amounts, and failed to test separately the carrying values of our other indefinite-lived intangible assets. KPMG also indicated that we incorrectly applied the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in calculating impairment amounts of other long-lived assets. In addition, they noted that we had not formally documented triggering events for impairment testing under either standard. Consequently, we did not properly identify the adjustments that arose due to the weakness in our internal control process, and KPMG indicated that we need to implement modifications and upgrades to our financial reporting process to ensure that this situation does not occur in the future.

      The reportable condition and material weakness have been discussed in detail by management, our Audit Committee and KPMG, and we have authorized KPMG to respond fully to the inquiries of BDO, our new independent auditors, concerning the subject matter of the foregoing reportable conditions.

MANAGEMENT

The Board Of Directors

      Our Restated Certificate of Incorporation, as amended, and Restated By-Laws provide that our business is to be managed by or under the direction of our Board of Directors. Our Board of Directors is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term. Our Board of Directors currently consists of six members, classified into three classes as follows: (1) Samuel A. Gradess and Edward A. Monnier constitute a class with a term ending at the 2004 Annual Meeting of Shareholders; (2) Matthew C. Diamond and James K. Johnson, Jr. constitute a class with a term ending at the 2005 Annual Meeting and (3) Peter M. Graham and Anthony N. Fiore constitute a class with a term ending at the 2006 Annual Meeting.

      David Yarnell resigned from our Board of Directors on February 1, 2004. Prior to his resignation, Mr. Yarnell was included in the class of directors with a term expiring at the 2006 Annual Meeting, and was a member of the Audit Committee and Compensation Committee. Mr. Yarnell’s replacement, Anthony N. Fiore, was appointed by the Board of Directors effective June 2, 2004.

      Based upon a review by the Board of Directors of all relevant information, the Board of Directors has determined that Messrs. Graham, Monnier and Fiore are not officers or employees of Alloy, Inc., and none of them have a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director, and that each of Messrs. Graham, Monnier and Fiore is an “independent director” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules and is “independent” as that term is defined in the applicable rules and regulations promulgated by the SEC.

      The names of our directors, and certain information about them, including their positions on standing committees of the Board of Directors, are set forth below:

Name	Age	Position

Matthew C. Diamond(1)	35	Chairman, Chief Executive Officer, Treasurer and Director
James K. Johnson, Jr.(1)	37	Chief Operating Officer, President and Director
Samuel A. Gradess(1)	38	Chief Financial Officer, Secretary and Director
Peter M. Graham(2)	49	Lead Non-Executive Director
Edward A. Monnier(3)	40	Director
Anthony N. Fiore(4)	62	Director

(1)	Member of the Administration Committee.

(2)	Chairman of the Audit Committee, and Member of the Compensation Committee and the Nominating and Corporate Governance Committee.

(3)	Chairman of the Nominating and Corporate Governance Committee and Member of the Audit Committee.

(4)	Member of the Audit Committee and Compensation Committee

      The following is a brief summary of the background of each of our directors:

      Matthew C. Diamond founded Alloy together with Mr. Johnson in January 1996, and served as the Director of Marketing and Planning until January 1999. He has served as one of our directors since July 1996, was appointed Chief Executive Officer in January 1999 and was elected Chairman of the Board in April 1999. Mr. Diamond received his MBA from the Harvard Graduate School of Business in 1996 and his BA in International Studies and Economics from the University of North Carolina at Chapel Hill in 1991. Mr. Diamond is also a director of Genesco, Inc., a publicly traded company.

      James K. Johnson, Jr. founded Alloy together with Mr. Diamond in January 1996 and has been a director since that time. He was appointed President of Alloy in January 1997 and Chief Operating Officer in January 1999. Mr. Johnson received his BA in History from Hamilton College in 1989.

      Samuel A. Gradess joined us in July 1996 and has been a director since that time. He was appointed Secretary and Director of Finance and Administration of Alloy in January 1997 and Chief Financial Officer in January 1999. Mr. Gradess received his BA in Economics from the University of Virginia in 1987.

      Peter M. Graham, who recently was appointed as our lead non-executive director, has served as one of our directors since November 1998. He is a managing director of Ladenburg Thalmann & Co., Inc. From 1994 until 2001, he held various positions with Ladenburg Thalmann Group Inc., including Principal, President and Vice Chairman of its principal subsidiary, Ladenburg Thalmann & Co. Inc. Mr. Graham joined Ladenburg Thalmann & Co. Inc. in 1976 after having attended the Wharton School of Business at the University of Pennsylvania.

      Edward Monnier has served as one of our directors since March 2001. He is an independent consultant specializing in mergers and acquisitions and corporate strategy. Previously, Mr. Monnier was a Vice President of Corporate Development & Strategy with Liberty Broadband Interactive Television, a wholly owned subsidiary of Liberty Media Corporation, and held various positions with Liberty Media Corporation subsidiaries from October 1999 until November 2003. From June 1997 until October 1999, Mr. Monnier served as a strategy and mergers and acquisitions consultant for LEK Consulting. Mr. Monnier received a B.A. in Anthropology and in Philosophy, both from Emory University in 1989 and an MBA from the Wharton School of Business at the University of Pennsylvania in 1996.

      Anthony N. Fiore has served as one of our directors since June 2004. He is Executive Vice President and part owner of MarketSource LLC, a private New Jersey-based company that is an integrated marketing services company, specializing in sales, marketing and technology solutions. Mr. Fiore received a B.S. in Business Administration from Wagner College in 1963 and an MBA from Pace University in 1967.

Committees Of The Board Of Directors And Meetings

      Meeting Attendance. During the fiscal year ended January 31, 2004, there were eight meetings of our Board of Directors. The Board of Directors also acted by unanimous written consent, pursuant to Delaware law, on eight occasions during this period. Each director was in attendance, either in person or via telephone, at 75% or more of the total number of meetings of the Board and of committees of the Board on which he served during the fiscal year ended January 31, 2004.

      Audit Committee. Our Audit Committee met nine times during the fiscal year ended January 31, 2004, and acted by unanimous written consent pursuant to Delaware law three times. This committee currently has three members, Peter M. Graham, Edward Monnier and Anthony Fiore. Our Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The Audit Committee operates pursuant to a written charter, which was adopted April 5, 2000 and amended and restated by action of the Board of Directors on May 21, 2004.

      All of the current members of the Audit Committee are non-employee directors who: (1) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 4200 of the NASDAQ Marketplace Rules; (2) have not participated in the preparation of the financial statements of Alloy, Inc. or any of its current subsidiaries at any time during the past three years; and (3) are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

      Compensation Committee. Our Compensation Committee met twice during the fiscal year ended January 31, 2004, either in person or via telephone, and acted by unanimous written consent pursuant to Delaware law on four occasions. This committee currently is comprised of Anthony N. Fiore and Peter M. Graham. Our Compensation Committee is authorized to make recommendations concerning salaries and incentive compensation for our employees and consultants, establish and approve salaries and incentive compensation for certain of our executive officers and administer our employee benefit and stock option plans. The sole member of our Compensation Committee, Mr. Graham, is an “independent director” as that term is defined under Rule 4200 of the NASDAQ Marketplace Rules and is “independent” as that term is defined in the applicable rules and regulations promulgated by the SEC, and is neither an officer nor employee of Alloy, Inc. or any of its subsidiaries.

      Administration Committee. Our Administration Committee met once, and acted by unanimous written consent pursuant to Delaware law on two occasions, during the fiscal year ended January 31, 2004. This Committee has three members, Matthew C. Diamond, James K. Johnson, Jr. and Samuel A. Gradess, each of whom is an executive officer of the Company. The Board of Directors has delegated authority to the Administration Committee to make option grants, except for grants to Matthew C. Diamond, James K. Johnson, Jr. and Samuel A. Gradess. Any grant made by the Administration Committee pursuant to the power granted to it by the Board of Directors also requires the approval of the Compensation Committee if the grant (i) is for more than 25,000 shares to any single grantee, (ii) would, when combined with all other grants made during the fiscal quarter in which it was made, result in aggregate grants for more than 400,000 shares during such fiscal quarter, net of option cancellations and expirations during such fiscal quarter, or (iii) is to an officer or director of the Company. The Board of Directors has also delegated authority to the Administration Committee to approve acquisitions of up to an aggregate of $10,000,000 of acquisition consideration within a fiscal quarter.

      Nominating And Corporate Governance Committee. Our Nominating and Corporate Governance Committee was formed on May 21, 2004 and is comprised of Peter Graham and Edward Monnier, both of whom have been found by the Board of Directors to be an “independent director” as that term is defined under Rule 4200 of the NASDAQ Marketplace Rules and “independent” pursuant to the applicable rules and regulations promulgated by the SEC. Mr. Monnier has been designated Chairman of the Nominating and Corporate Governance Committee, which operates pursuant to a written charter adopted on May 21, 2004 that is publicly available on our website at www.alloyinc.com in the Corporate Governance subsection of the Investor Relations section.

      The Nominating and Corporate Governance Committee is responsible for (i) reviewing the appropriate size, function and needs of the Board of Directors, (ii) developing the Board’s policy regarding tenure and retirement of directors, (iii) establishing criteria for evaluating and selecting new members of the Board, subject to Board approval thereof, (iv) identifying and recommending to the Board for approval individuals qualified to become members of the Board of Directors, consistent with criteria established by the Committee and the Board, (v) overseeing the evaluation of management and the Board, and (vi) monitoring and making recommendations to the Board on matters relating to corporate governance.

      The Committee has not yet adopted a policy regarding the consideration of director candidates recommended by security holders because the time for receiving such recommendations from security holders with respect to nominations for election at the 2004 Annual Meeting, as set forth in the Company’s bylaws, had already passed by the time the Committee was formed. The Committee expects to adopt such a policy prior to the 2005 Annual Meeting of Stockholders.

      Except as may be required by rules promulgated by NASDAQ or the SEC, currently there are no specific, minimum qualifications that must be met by each candidate for the Board of Directors, nor are there any specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess.

      Compensation Committee Interlocks And Insider Participation. Mr. Graham and Mr. Fiore constitute our Compensation Committee. Neither Mr. Fiore nor Mr. Graham has ever been an employee of Alloy. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has any executive officer serving as a member of our Board of Directors or Compensation Committee.

Compensation Of Directors

      For the fiscal year ended January 31, 2004, our non-employee directors received director’s fees of $6,000 per fiscal quarter plus $1,000 per fiscal quarter for each committee on which a director serves. In addition, in the fiscal year ended January 31, 2004, our Board authorized the grant of 4,000 shares of restricted stock to each of Messrs. Graham and Monnier under the 1997 Plan, which shares were issued in March 2004, and are subject to the Company’s right of repurchase in certain circumstances outlined in a restricted stock agreement between each non-employee director and the Company. The Company’s right of repurchase with respect to the 4,000 shares of restricted stock granted to the non-employee directors under the 1997 Plan lapses with respect to 1,000 shares on July 24, 2004, with respect to an additional 1,000 shares on July 24, 2005, with respect to an additional 1,000 shares on July 24, 2006, and with respect to all 4,000 shares on July 24, 2007. In addition, our directors may from time to time receive other periodic grants of options to purchase shares of our Common Stock. Directors are also reimbursed for reasonable out-of-pocket costs incurred in attending meetings.

Executive Officers

      The following table sets forth certain information regarding our executive officers who are not also directors. We have employment agreements with our Chief Executive Officer and Chairman, our Chief Financial Officer and our Chief Operating Officer. All other executive officers are at-will employees. We have entered into offer letters with our Chief Executive Officer of Retail and Direct Consumer Division, and our Chief Technology Officer.

Name	Age	Position

Robert E. Bernard	53	Chief Executive Officer of Retail and Direct Consumer Division
Robert L. Bell	54	Chief Technology Officer

      Robert E. Bernard joined us in October 2003 and serves as our Chief Executive Officer of Retail and Direct Consumer Division. From 1996 through 2002, Mr. Bernard served as the President and Chief Executive Officer of The Limited Stores, and from 1994 through 1996 he served as the President and Chief Operating Officer of J. Crew. Mr. Bernard received a Bachelor of Arts in Broadcast Journalism in 1974, and a Master of Arts in Communications and Advertising in 1975, both from Brigham Young University in Provo, Utah.

      Robert L. Bell joined us in July 2000 as Chief Technology Officer. From 1998 to 2000, Mr. Bell served as Vice President of Customer Development at Edifice Information Management Systems. Mr. Bell received his B.S. from Denison University in Granville, Ohio in 1971 and his MS-AP from the Stevens Institute of Technology in 1978.

EXECUTIVE COMPENSATION

Summary Compensation

      The following table sets forth the total compensation paid or accrued during fiscal 2003, 2002 and 2001 to our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 during fiscal 2003 (the “named executive officers”). No other executive officer earned greater than $100,000 in fiscal 2003, 2002 and 2001.

Summary Compensation Table(1)

	Annual Compensation				Long-Term Compensation

	Fiscal Year				Shares	Restricted
Name and	Ended				Underlying	Stock		All Other
Principal Position	January 31	Salary($)		Bonus($)	Options(#)	Awards		Compensation

Matthew C. Diamond	2004	$400,000		—	—	$795,000	(7)	$31,232	(2)
Chief Executive Officer	2003	$230,000		$103,500	—	—		$31,232	(2)
	2002	$200,000		$50,000	250,000	—		$31,232	(2)
James K. Johnson, Jr.	2004	$400,000		—	—	$795,000	(7)	$33,602	(2)
Chief Operating Officer	2003	$230,000		$103,500	—	—		$33,602	(2)
	2002	$200,000		$50,000	250,000	—		$31,602	(2)
Samuel A. Gradess	2004	$400,000		—	—	$795,000	(7)	$37,247	(2)
Chief Financial Officer	2003	$230,000		$103,500	—	—		$37,247	(2)
	2002	$200,000		$50,050	250,000	—		$37,247	(2)
Robert L. Bell	2004	$337,000	(3)	—	25,000	—		$100,000	(2)
Chief Technology Officer	2003	$318,000	(3)	$50,000	27,500	—		$100,000	(2)
	2002	$300,000	(4)	$37,500	85,000	—		$50,000	(2)
Robert Bernard	2004	$600,000	(5)	—	200,000	—		$34,694	(6)
Chief Executive Officer	2003	—		—	—	—		—
Retail and Direct	2002	—		—	—	—		—
Consumer Division

(1)	The columns for “Other Annual Compensation” and “Payouts” have been omitted because there is no compensation required to be reported.

(2)	Consists of the dollar value of insurance premiums paid by us with respect to a split dollar life insurance policy.

(3)	Of this amount, $100,000 is part of a deferred compensation arrangement reported in the “All Other Compensation” column.

(4)	Of this amount, $50,000 is part of a deferred compensation arrangement reported in the “All Other Compensation” column.

(5)	Of this amount, Mr. Bernard earned only $161,538 since he commenced employment with us in October 2003.

(6)	Consists of the approximately $440 per diem amount we agreed to pay to Mr. Bernard each day he is required to stay overnight in the New York City area during his first year of employment.

(7)	Consists of 100,000 shares of restricted stock granted on May 16, 2003 under the Company’s Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan, and issued on March 22, 2004. Pursuant to the restricted stock agreement under which the grant was made, the Company was given the right to repurchase the shares if the grantee’s employment with the Company is terminated by the Company For Cause (as defined in the restricted stock agreement) or by the grantee for a reason other than a Good Reason (as defined in the restricted stock agreement), which repurchase right lapsed, with respect to 50,000 shares, on January 31, 2004 and will lapse, with respect to the remaining 50,000 shares on January 31, 2005.

Option Grants

      The following table sets forth grants of stock options granted during the fiscal year ended January 31, 2004 to each of the named executive officers. In accordance with the rules of the SEC, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date). This is calculated assuming that the fair market value of our Common Stock on the date of grant appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our Common Stock.

Option Grants In Last Fiscal Year

Individual Grants
Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Shares	Total Options			of Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Terms($)
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year	($/Share)	Date	5%	10%

Matthew C. Diamond	—	—	—	—	—	—
James K. Johnson, Jr.	—	—	—	—	—	—
Samuel A. Gradess	—	—	—	—	—	—
Robert L. Bell	25,000 (1)	0.23%	$4.49	02/14/13	$70,593	$178,898
Robert Bernard	200,000 (2)	1.86%	$4.18	10/27/13	$525,756	$1,332,369

(1)	25,000 options were granted under the 1997 Plan and are non-qualified stock options. 6,250 options will become exercisable on each of February 14, 2004, 2005, 2006 and 2007.

(2)	50,000 options will become exercisable on October 27, 2004, and 25,000 options will become exercisable every six months thereafter.

Option Exercises And Year-End Option Values

      The following table provides information regarding the exercises of options by each of the named executive officers during the fiscal year ended January 31, 2004. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of January 31, 2004 and the values of “in-the-money” options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of the Common Stock.

			Number of Securities		Value of the Unexercised In-
	Shares		Underlying Unexercised		The-Money Options at Fiscal
	Acquired		Options at Fiscal Year-End		Year-End(2)
	on	Value
Name	Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Matthew C. Diamond	—	—	190,000	60,000	—	—
James K. Johnson Jr.	—	—	190,000	60,000	—	—
Samuel A. Gradess	—	—	190,000	60,000	—	—
Robert R. Bell	—	—	122,500	114,500	—	$20,500
Robert Bernard	—	—	—	200,000		$226,000

(1)	Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(2)	The value of unexercised in-the-money options at fiscal year-end assumes a fair market value for our Common Stock of $5.31 per share, which was the closing sale price of our Common Stock, as reported on the Nasdaq National Market System on January 30, 2004.

Employment Contracts and Change of Control Arrangements

      We entered into employment agreements with Matthew C. Diamond, James K. Johnson and Samuel A. Gradess on April 19, 1999. We entered into new employment agreements with Messrs. Diamond and Johnson on February 1, 2004. For the fiscal year ended January 31, 2004, Messrs. Diamond, Johnson and Gradess each received annual base salaries of $400,000. The annual salaries for each of Messrs. Diamond, Johnson and Gradess have been set by the Compensation Committee at $400,000 for the fiscal year ending January 31, 2005.

      The agreement with Mr. Gradess provides that, if we terminate him without “Cause,” as defined in the agreement, he will be entitled to severance pay equal to his annual base salary, payable in equal monthly installments, for a period of 12 months from the date of termination. If his termination is voluntary, for cause or as a result of death or disability, we have no obligation to pay severance to Mr. Gradess beyond his accrued base salary and bonus up to the date of termination. Upon a change in control of Alloy, all of the options granted to Mr. Gradess will accelerate and vest immediately. As of June 30, 2004, Mr. Gradess held options to purchase 250,000 shares of our Common Stock, of which 220,000 were vested.

      The Agreements with Messrs. Diamond and Johnson provide that, if we terminate them without “Cause” (as defined in their agreements) or if they terminate their employment for “Good Reason” (as defined in their agreements), we will be obligated to (i) continue to pay them an amount equal to their base salary (as then in effect) for a period of one year or until the end of the term of the employment agreement, whichever is longer, (ii) a cash bonus equal to the amount of the cash bonus paid to them in the prior year, and (iii) a “gross up” amount to offset any excise tax to which their compensation may be subject. If the termination of Messrs. Diamond or Johnson are for “Cause”, without “Good Reason” or as a result of their death or disability, we have no obligation to pay them severance beyond their accrued base salary and bonus up to the date of their termination. All of the options granted to Messrs. Diamond and Johnson will accelerate and vest immediately, and all repurchase rights of Alloy with respect to shares of restricted stock held by Messrs. Diamond and Johnson will lapse immediately, upon a change of control of Alloy or if Messrs. Diamond and Johnson are terminated without Cause or they terminate their employment for Good Reason. As of June 30, 2004, each of Messrs. Diamond and Johnson held options to purchase 250,000 shares of our Common Stock, of which 220,000 were vested.

      In July 2000, we entered into an offer letter with Robert L. Bell, our Chief Technology Officer. During the fiscal year ended January 31, 2004, Mr. Bell’s annual base salary was increased to $318,000 and he was eligible for an annual bonus. Mr. Bell’s annual base salary has not yet been raised for the fiscal year ending January 31, 2005. In the offer letter, we agreed to grant Mr. Bell options to purchase 150,000 shares of our Common Stock. If Messrs. Diamond, Johnson and Gradess depart the management of Alloy, the options granted to Mr. Bell shall accelerate and vest immediately. As of June 30, 2004, Mr. Bell held options to purchase 237,000 shares of our Common Stock, of which options to purchase 133,250 shares of our Common Stock were vested as of the date of this prospectus.

      In October 2003, we entered into an offer letter with Robert Bernard, our Chief Executive Officer of Retail and Direct Consumer Division. Mr. Bernard’s annual salary for the fiscal year ended January 31, 2004 was $600,000, plus a potential bonus. Mr. Bernard’s annual base salary has not been increased for the fiscal year ending January 31, 2005. In the offer letter, we agreed to grant to Mr. Bernard options to purchase an aggregate of 200,000 shares of our Common Stock, none of which had vested as of January 31, 2004. If Mr. Bernard is terminated other than for “Cause” (as defined in the offer letter) prior to October 27, 2005, he will be entitled to receive severance pay equal to the amount of salary payable to him under the offer letter through October 27, 2005.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Common Stock Offering

      On April 14, 2000, we consummated a financial and strategic arrangement with Liberty Digital, Inc., a subsidiary of Liberty Media Group, Inc., pursuant to which we issued 2,922,694 shares of our Common Stock to a subsidiary of Liberty Digital in exchange for $10 million in cash and 837,740 shares of Liberty Digital Common Stock. In addition, in connection with the transaction, we appointed Lee Masters, Liberty Digital’s President and Chief Executive Officer, to fill a newly created vacancy on our Board of Directors. As of March 1, 2001, Mr. Masters resigned from the Board and the directors elected Mr. Edward Monnier, to serve the remainder of Mr. Masters’ term, which expired last year. Mr. Monnier was re-elected to the Board of Directors at our 2001 Annual Meeting and has been nominated for re-election at our 2004 Annual Meeting.

Other Transactions

      Joseph Diamond, brother of Matthew Diamond, our Chairman and Chief Executive Officer, is employed as Vice President, Database Management of our 360 Youth division. Joseph Diamond’s annual base salary for the fiscal year ended January 31, 2004 was $105,000. He received options to purchase a total of 4,000 shares of our Common Stock during the fiscal year ended January 31, 2004. As of January 31, 2004, Joseph Diamond held options to purchase an aggregate of 43,848 shares of Common Stock, of which options to purchase 29,348 shares were exercisable on such date at varying grant prices.

      David Diamond, another brother of Matthew Diamond, our Chairman and Chief Executive Officer, is employed as Director, Human Resources of our Merchandise Division. David Diamond’s annual base salary for the fiscal year ended January 31, 2004 was $150,000. On January 5, 2004, his date of hire, he received options to purchase 15,000 shares of our Common Stock, 3,750 of which vest on each of January 5, 2005, 2006, 2007 and 2008.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following tables set forth certain information regarding the beneficial ownership of our common stock as of June 30, 2004 by:

•	the executive officers named in the summary compensation table;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each stockholder known by us to own beneficially more than and five percent of our common stock;

•	each securityholder selling securities in this offering.

      Selling Debentureholders. We originally issued and sold the debentures to the initial debenture purchasers in private placement transactions exempt from the registration requirements of the Securities Act. The debentures were immediately resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” under Rule 144A. Selling debentureholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell the debentures and the common stock into which the debentures are convertible pursuant to this prospectus and any applicable prospectus supplement.

      Selling Stockholders. The selling stockholders acquired and may acquire the shares being registered hereby in connection with our acquisition of InSite. Selling stockholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell the common stock pursuant to this prospectus and any applicable prospectus supplement.

      Selling Securityholders. As used herein, the term selling securityholders means the selling debentureholders and the selling stockholders. The following table sets forth certain information by the named selling securityholders, as of the date they completed a selling securityholder questionnaire (dates ranging from August 20, 2003 to June 30, 2004), with respect to the principal amount of debentures beneficially owned and the number of shares of common stock issuable upon conversion of those debentures, for the selling debentureholders, and with respect to the number of shares of common stock, with respect to the selling stockholders, that may be offered from time to time under this prospectus by the selling securityholders named in the table. This information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, a portion or none of the securities offered hereby. Because the selling securityholders may offer all or a portion of their securities, we cannot estimate the amount of securities that will be held by the selling securityholders upon termination of any of these sales. In addition, selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act. The percentage of debentures outstanding beneficially owned by each selling debentureholder is based on $69,300,000 aggregate principal amount of debentures outstanding. The number of shares of common stock owned prior to the offering does not include, with respect to the selling debentureholders, shares of common stock issuable upon conversion of the debentures.

      The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 42,969,586 shares of common stock outstanding on June 30, 2004. The number of shares of common stock issuable upon conversion of the debentures offered hereby is based on an initial conversion price of $8.375 per share. This conversion rate is subject to adjustment as described under “Description of the debentures — Conversion Rights.” Accordingly, the number of conversion shares may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the debentures, but will be paid in cash.

      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except where indicated in the footnotes below, the address for each director and executive officer listed is: c/o Alloy, Inc., 151 West 26th Street, 11th Floor, New York, New York 10001. Shares of Common Stock that may be acquired by an individual or group within 60 days of June 30, 2004, pursuant to the exercise of options or warrants or conversion of convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them based on information provided to us by such stockholders. Percentage of ownership is based on

42,969,586 shares of Common Stock and 1,340 shares of Series B Preferred Stock outstanding on June 30, 2004.

	Shares Beneficially Owned

				Series B
	Common Shares			Preferred Shares

Name of Beneficial Owner	Number		Percent(%)	Number	Percent(%)

Executive Officers and Directors
Matthew C. Diamond	1,373,600	(1)	3.18%	—	—
James K. Johnson, Jr.	1,373,600	(1)	3.18%	—	—
Samuel A. Gradess	1,373,600	(1)	3.18%	—	—
Robert L. Bell	143,214	(2)	*	—	—
Peter M. Graham	140,996	(3)	*	30	2.24%
Edward Monnier	10,719	(4)	*	—	—
Anthony N. Fiore	24,300		*	—	—
Robert Bernard	100	(5)	*	—	—
All current directors and executive officers as a group (9 persons)	4,440,111		10.11%	30	2.24%
Five Percent Stockholders
Fletcher Asset Management, Inc.(12)	2,673,060	(6)	6.08%	—	—
LDIG Aloy, Inc.(7)(12)	2,922,694		6.80%	—	—
Kern Capital Management, LLC(8)(12)	2,846,400		6.62%	—	—
MLF Investments, LLC(12)	4,789,008	(9)	11.15%	—	—
MLF Partners, L.P.(10)(12)	4,042,340		9.41%	—	—
Matthew L. Feshbach(12)	4,789,008	(11)	11.15%	—	—

*	Less than 1%.

(1)	Includes (i) 220,000 shares currently obtainable upon the exercise of options, and (ii) 100,000 shares granted as restricted stock under the Company’s Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan (as amended, the “1997 Plan”), of which the Company has the right to repurchase 50,000 shares under certain circumstances outlined in a restricted stock agreement between the grantee and the Company. The Company’s repurchase right as to these 50,000 shares will lapse on January 31, 2005.

(2)	Includes (i) 133,250 shares currently obtainable upon the exercise of options.

(3)	Consists of (i) 97,501 currently obtainable upon the exercise of options; (ii) 938 shares obtainable upon the exercise of options exercisable within sixty (60) days of June 30, 2004; (iii) 30 shares of Series B Preferred Stock held by the Peter M. Graham Money Purchase Plan & Trust and convertible into 30,251 shares as of June 30, 2004; (iv) 8,306 shares subject to a currently exercisable warrant held by the Peter M. Graham Money Purchase Plan & Trust (Mr. Graham is a trustee of the Peter M. Graham Money Purchase Plan & Trust and has voting and investment power over its shares); and (v) 4,000 shares granted as restricted stock under the 1997 Plan, which shares are subject to the Company’s right of repurchase in certain circumstances outlined in a restricted stock agreement between the grantee and the Company. The Company’s right of repurchase with respect to the 4,000 shares of restricted stock granted under the 1997 Plan lapses with respect to 1,000 shares on July 24, 2004, with respect to an additional 1,000 shares on July 24, 2005, with respect to an additional 1,000 shares on July 24, 2006, and with respect to all 4,000 shares on July 24, 2007. Additionally, Mr. Graham has no pecuniary interest in the shares held in the Trust and therefore expressly disclaims beneficial ownership of those shares.

(4)	Consists of (i) 6,250 shares currently obtainable upon the exercise of options; (ii) 469 shares obtainable upon the exercise of options exercisable within sixty (60) days of June 30, 2004; and (iii) 4,000 shares granted as restricted stock under the 1997 Plan, which shares are subject to the Company’s right of repurchase in certain circumstances outlined in a restricted stock agreement between the grantee and the

Company. The Company’s right of repurchase with respect to the 4,000 shares of restricted stock granted under the 1997 Plan lapses with respect to 1,000 shares on July 24, 2004, with respect to an additional 1,000 shares on July 24, 2005, with respect to an additional 1,000 shares on July 24, 2006, and with respect to all 4,000 shares on July 24, 2007.

  (5) Consists of 100 shares owned by Mr. Bernard’s daughter.

(6)	Includes 1,019,291 shares subject to a currently exercisable warrant. Fletcher Asset Management, Inc. is located at 22 East 67th Street, New York, NY 10021.

(7)	Liberty Media Corporation, the ultimate parent of LDIG ALOY, Inc., has sole voting and investment power with respect to these shares. The address for LDIG ALOY, Inc. is 12300 Liberty Boulevard, Englewood, CO 80112.

(8)	Kern Capital Management, LLC is located at 114 West 47th Street, Suite 1926, New York, NY 10036.

(9)	Includes 4,042,340 shares owned by MLF Partners, L.P., a limited partnership organized and existing under the laws of the State of Delaware; and 746,668 shares owned by MLP Offshore Portfolio Company, L.P., a limited partnership organized and existing under the laws of the Cayman Islands. MLF Investments, LLC is located at 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

(10)	MLF Partners, L.P. is located at 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

(11)	Includes 4,042,340 shares owned by MLF Partners, L.P., a limited partnership organized and existing under the laws of the State of Delaware; and 746,668 shares owned by MLP Offshore Portfolio Company, L.P., a limited partnership organized and existing under the laws of the Cayman Islands. Matthew Feshbach’s business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

(12)	The information in this table with respect to Fletcher Asset Management, Inc., LDIG Aloy, Inc., Kern Capital Management, LLC, MLF Investment, LLC, MLF Partners, L.P. and Matthew L. Feshbach is based on filings on Schedule 13D or Schedule 13G made by each with the SEC.

SELLING SECURITYHOLDERS

Selling Debentureholders

	Principal Amount of		Number of Shares		Percentage of
	Debentures	Percentage of	of Common Stock	Conversion Shares	Common
	Beneficially Owned	Debentures	Beneficially Owned	Being Offered	Stock
Name	and Offered Hereby	Outstanding(a)	Prior to Offering(1)	Hereby(2)	Outstanding(3)

Alexandra Global Master Fund, Ltd	$16,115,000	23.25%	—	1,924,179	4.29
Arkansas PERS	1,060,000	1.53	—	126,567	*
Boilermakers Blacksmith Pension Trust	1,325,000	1.91	—	158,208	*
Delaware PERS	1,490,000	2.15	—	177,910	*
Delta Airlines Master Trust	600,000	0.87	—	71,641	*
Duke Endowment	255,000	0.37	—	30,447	*
ICI American Holdings Trust	340,000	0.49	—	40,597	*
Prudential Insurance Co. of America	90,000	0.13	—	10,746	*
Southern Farm Bureau Life Insurance	775,000	1.12	—	92,537	*
State of Oregon/ Equity	4,700,000	6.78	—	561,194	1.31
Syngenta AG	250,000	0.36	—	29,850	*
Zeneca Holdings Trust	465,000	0.67	—	55,522	*
All other holders of debentures or future transferees, pledgees or donees of such holders(4)(5)	19,635,000	28.33	—	2,344,477	5.17

*	Indicates a less than 1% interest in common stock.

(a)	Percentages may not sum due to rounding.

(1)	Does not include shares of common stock issuable upon conversion of the debentures.

(2)	Consists of shares of common stock issuable upon conversion of the debentures, assuming a conversion rate of 119.403 shares per $1,000 principal amount of debentures (which represents a conversion price of approximately $8.375 per shares). The conversion price is subject to adjustment as described above under “Description of the Debentures — Conversion Rate Adjustments.”

(3)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, using 42,969,586 shares outstanding on June 30, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of such holder’s debentures. However, we did not assume the conversion of any other holder’s debentures.

(4)	We will identify additional selling securityholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities.

(5)	Assumes that all holders of debentures, or any future transferees, pledgees, donees or successors of or from such holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

Selling Stockholders

	Number of Shares			Number of Shares
	Beneficially Owned	Shares Being		After Completion of
	Prior to Offering	Offered		This Offering (1)

Marc Miller	–	850,009	(2)	0*
New York Small Business Venture Fund, LLC	–	160,578	(3)	0*
David Dorfman	–	112,721	(4)	0*
Mill Neck Capital LLC	–	81,538	(5)	0*
Peter Connell	–	22,995	(6)	0*
Craig Schlanger	–	17,770	(7)	0*
Neil Miller	–	3,679	(8)	0*
Joan Miller	–	711	(9)	0*

*	Indicates a less than 1% interest in common stock.

(1)	The numbers assume that the selling stockholders have sold all of the shares offered hereby prior to completion of this Offering.

(2)	Includes 456,852 shares potentially issuable in connection with our agreement, as part of our acquisition of InSite, to make certain payments to the former stockholders of InSite if our stock price, averaged over the 20 trading days ending on the date prior to the date on which the registration statement of which this prospectus is a part becomes effective is less than $5.22 (the (“Revaluation Shares”) and 249,566 shares potentially issuable in connection with our agreement, as part of our acquisition of InSite, to make certain additional payments, in cash and/or stock, of up to $5 million in the aggregate to the former stockholders of InSite if certain earnings targets are met (the “Earn-Out Shares”).

(3)	Includes 61,093 shares potentially issuable as Earn-Out Shares.

(4)	Includes 48,862 shares potentially issuable as Earn-Out Shares.

(5)	Includes 33,161 shares potentially issuable as Earn-Out Shares.

(6)	Includes 8,708 shares potentially issuable as Revaluation Shares and 7,637 shares potentially issuable as Earn-Out Shares.

(7)	Includes 7,637 shares potentially issuable as Earn-Out Shares.

(8)	Includes 1,393 shares potentially issuable as Revaluation Shares and 1,222 shares potentially issuable as Earn-Out Shares.

(9)	Includes 305 shares potentially issuable as Earn-Out Shares.

      Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

      Unless set forth below, to our knowledge none of the selling securityholders has had a material relationship with us or any of our affiliates within the past three years.

DESCRIPTION OF CAPITAL STOCK

      The description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our restated bylaws is a summary and is qualified in its entirety by the provisions of our restated certificate of incorporation, as amended and our restated bylaws. The following summary of certain provisions of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the debentures or common stock. We encourage you to read our restated certificate of incorporation and our shareholder rights agreement that creates the rights to acquire shares of our preferred stock upon the occurrence of certain events because they, and not this summary, define the rights of holders of our common stock and the associated rights. We have filed our restated certificate of incorporation and our shareholder rights agreement with the SEC. See “Where You Can Find More Information” for information on how to obtain these documents.

Description of Common Stock

      The description of our capital stock and certain provisions of our restated certificate of incorporation, as amended, and our restated bylaws is a summary and is qualified in its entirety by the provisions of our restated certificate of incorporation, as amended and our restated bylaws.

      We are authorized to issue 200,000,000 shares of common stock, $0.01 par value per share. As of June 30, 2004, there were approximately 42,969,586 shares of common stock outstanding.

      Each share of our common stock is entitled to one vote on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Description of Preferred Stock

      We are authorized to issue, without stockholder approval, up to 10,000,000 shares of preferred stock, $0.01 par value per share, having rights senior to those of our common stock. As of June 30, 2004, we had authorized the issuance of 3,000 shares of Series B convertible preferred stock (the “Series B Preferred Stock”), of which 1,340 shares were outstanding, 1,850,000 shares of Series A convertible preferred stock, none of which were outstanding, and 1,000,000 shares of Series C junior participating preferred stock (the “Series C Preferred Stock”), none of which were outstanding.

      Each share of Series B Preferred Stock has an initial stated value and liquidation preference of $10,000, which accrues interest on a daily basis at a rate of 5.5% per year, compounded quarterly. Except as required by the Delaware General Corporate Law, the holders of the Series B Preferred Stock are not entitled to any vote on matters on which the holders of common stock vote. Each share of Series B Preferred Stock may be converted into shares of our common stock at anytime by its holder. The conversion price initially is $11.70, and is subject to adjustment if we split our common stock into a greater number of shares, combine our stock into a lesser number of shares or if we agree to sell more than 50% of our outstanding shares, any person announces a tender offer for more than 50% of our outstanding shares or we agree to sell all or substantially all of our assets. If we issue, or are deemed to issue, shares of our common stock after December 15, 2002 at a price below the closing bid price of our common stock on the day immediately prior to issuance or deemed issuance of such common stock, the conversion price will be reduced to reflect the weighted-average of the dilution caused by such issuance or deemed issuance. The holders of the Series B Preferred Stock may require that we redeem their shares for cash if our stock is delisted from trading on the NASDAQ or certain other negative events occur. In addition, we must redeem any outstanding shares of the Series B Preferred Stock on the stated maturity date, June 15, 2005, by converting such shares into shares of common stock or redeeming them for cash.

      Our board of directors is authorized to issue additional shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

      Our board may fix the number of shares constituting any series and the designations of these series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designation relating to each series.

      Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Delaware Law and Certain Charter and By-law provisions

      The provisions of Delaware law and of our restated certificate of incorporation, as amended, and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

      Delaware Statutory Business Combinations Provision. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

      Classified Board of Directors. Our board of directors is divided into three classes. Each year our stockholders elect the members of one of the three classes to a three-year term of office. All directors elected to our classified board of directors serve until the election and qualification of their respective successors or their earlier resignation or removal. Only the board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Only the board of directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings would be necessary for stockholders to effect a change in a majority of the members of the board of directors.

      Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our restated by-laws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date for proxy materials relating previous year’s annual meeting or, if the date of the annual meeting is held more than 30 days before or 60 days after the date of the previous year’s annual meeting, such notice must be delivered before the later of 90 days prior to the date of the annual meeting and 10 days after the date of the meeting is announced publicly. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in our restated by-laws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

      Special Meetings of Stockholders. Special meetings of the stockholders may be called only by the entire board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

      No Stockholder Action by Written Consent. Our restated certificate of incorporation, as amended, does not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

      Super-Majority Stockholder Vote Required to Amend our By-laws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation, as amended, requires a 70% vote for any amendment to, or repeal of, our restated by-laws by the stockholders. Our restated by-laws may be amended or repealed by a simple majority vote of the board of directors.

Rights Plan

      On April 9, 2003, our board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of our common stock, to stockholders of record at the close of business on April 28, 2003 (the “record date”). Each Right entitles the registered holder to purchase from us a unit consisting of one one-hundredth of a share (a “Unit”) of Series C preferred stock, at a purchase price of $40.00 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

      Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the common stock and a “Distribution Date” will occur upon certain specified events.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 14, 2013, unless we earlier redeem or exchange them as described below.

      If any person becomes an Acquiring Person (as defined in the Rights Agreement), also known as a “Section 11(a)(ii) Event”, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, cash, property or other of our securities) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the common stock at the date of the occurrence of the event.

      If, at any time following a Section 11(a)(ii) Event, (i) we are acquired in a merger or other business combination transaction or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock (or other specified equity securities) of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock (or other specified equity securities) at the date of the occurrence of the event.

      At any time after the occurrence of a Section 11(a)(ii) Event, our Board may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

      The Purchase Price payable, and the number of units of Series C preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time under certain circumstances set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

      We may redeem the Rights in whole, but not in part, at any time before a Section 11(a)(ii) Event, at a price of $.001 per Right (payable in cash, common stock or other consideration deemed appropriate by our Board). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 per Right redemption price. The redemption price is payable in cash, stock or other consideration deemed appropriate by the Board.

      Until a Right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for common stock (or other consideration) of ours or for common stock of the acquiring company as set forth above.

      Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to such time as the Rights are no longer redeemable.

Transfer Agent And Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for our Common Stock.

Nasdaq National Market Listing

      Our Common Stock is listed on the Nasdaq National Market under the trading symbol “ALOY”.

DESCRIPTION OF THE DEBENTURES

      We issued the debentures under an indenture between us and Deutsche Bank Trust Company Americas, as trustee. The terms of the debentures include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The trustee initially will act as paying agent, conversion agent and transfer agent under the indenture.

      The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture, the form of the debentures and the registration rights agreement, which we have filed with the SEC. See “Where You Can Find More Information” for information on how to obtain these documents.

      The registered holder of a debenture will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

      When we refer to “the company,” “we,” “our” or “us” in this section, we refer only to Alloy, Inc., and not our subsidiaries.

Brief Description of the Debentures

      The debentures to be offered by the selling securityholders pursuant to this prospectus:

•	are limited to $47,100,000 aggregate principal amount;

•	bear interest at a rate of 5.375% per year;

•	bear additional interest, which we refer to as “additional interest,” if we fail to comply with certain obligations set forth below under “— Registration Rights;”

•	are senior unsecured obligations, ranking equally with all of our existing and future senior unsecured indebtedness and senior in right of payment to any subordinated indebtedness, but as indebtedness of the Company, the debentures are effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries;

•	are convertible into our common stock at an initial conversion price of $8.375 per share, subject to adjustment as described below under “— Conversion Rights,” in the following circumstances:

(A) if the market price (as defined below) of our common stock is above 110% of the conversion price measured over a specified number of trading days;

(B) on or before August 1, 2018, if the ratio of the trading price (as defined below) of the debentures to the conversion value of the debentures is below 98% measured over a specified number of trading days; or

(C) upon the occurrence of specified corporate transactions;

•	are redeemable by us at our option at any time and from time to time after August 1, 2008, in whole or in part, at the redemption prices specified below under “— Optional Redemption;”

•	are subject to repurchase by us at your option on August 1, 2008, 2013 and 2018 or if a change of control occurs as set forth below under “— Repurchase at Option of Holders;” and

•	are due on August 1, 2023, unless earlier redeemed by us at our option, or converted or repurchased by us at your option.

      The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring additional senior debt or any other indebtedness or issuing or repurchasing other securities. In addition, the indenture does not protect the holders in the event of a highly leveraged transaction or a change in control except to the extent described below under “— Repurchase at Option of Holders — Change of Control Put.”

      If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion price (including an adjustment at our option), the holders may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock.

      No sinking fund is provided for the debentures. The debentures will not be subject to defeasance although we may redeem the debentures at any time or from time to time after August 1, 2008 as provided below under “— Optional Redemption.”

      The debentures are issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      Holders may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global securities, see “— Form, Denomination and Registration.”

      Holders may not sell or otherwise transfer the debentures and the common stock issuable upon conversion of the debentures except in compliance with the provisions set forth below under “— Transfer Restrictions.”

Interest

      The debentures bear interest from July 23, 2003 at the rate of 5.375% per year. We also will pay additional interest if we fail to comply with certain obligations set forth below under “— Registration Rights.”

      We will pay interest semiannually on February 1 and August 1 of each year to the holders of record at the close of business on the preceding February 1 and August 1, respectively, beginning February 1, 2004. There are two exceptions to the preceding sentence:

•	In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. See “— Conversion Rights.” If a holder converts its debentures after a record date for an interest payment but prior to the corresponding interest payment date, it will receive interest accrued and paid on these debentures on the interest payment date, notwithstanding the conversion of the debentures prior to such interest payment date, because that holder will have been the holder of record on the corresponding record date. But, at the time such holder surrenders its debentures for conversion, it will be required to remit to us an amount equal to the interest that will be paid on the interest payment date.

•	We will pay interest to a person other than the holder of record on the record date if holders elect to require us to repurchase the debentures on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the debentures being repurchased to, but excluding, the repurchase date to the same person to whom we will pay the principal of these debentures.

      Except as provided below, we will pay interest on:

•	the global securities to DTC in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by holder of those debentures.

      At maturity, we will pay interest on the definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

      We will pay principal on:

•	the global securities to DTC in immediately available funds; and

•	the definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

      Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

General

      Holders may convert any outstanding debentures (or portions of outstanding debentures) into our common stock, initially at the conversion price of $8.375 per share, equal to a conversion rate of 119.4030 shares per $1,000 principal amount of debentures, under the circumstances summarized below. The conversion price will be subject, however, to adjustment as described below under “— Conversion Price Adjustments.” We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay cash to holders in an amount equal to the market value of that fractional share based upon the market price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

      Holders may surrender debentures for conversion into our common stock prior to the close of business on their stated maturity date if any of the following conditions are satisfied:

•	during any fiscal quarter, if the market price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last day of the preceding fiscal quarter was more than 110% of the conversion price on that thirtieth trading day;

•	on or before August 1, 2018, during the five business-day period following any 10 consecutive trading-day period in which the average trading price for the debentures for that 10 trading-day period was less than 98% of the average conversion value, as described below, for the debentures during that period; or

•	upon the occurrence of any of the corporate transactions summarized below under “— Conversion Upon Specified Corporate Transactions.”

      If a holder has exercised such holder’s right to require us to repurchase such holder’s debentures as described under “— Repurchase at Option of Holders,” such holder may convert its debentures into our common stock only if it withdraws its notice of exercise of repurchase and convert such holder’s debentures prior to the close of business on the applicable repurchase date. However, if such holder is a holder of debentures that have been called for redemption, it must exercise its conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price.

Conversion Upon Satisfaction of Market Price Conditions

      A holder may convert any of its debentures into our common stock during any fiscal quarter if the market price of our common stock for at least 20 consecutive trading days in the 30 trading-day period ending on the last day of the preceding fiscal quarter exceeds 110% of the conversion price on that thirtieth trading day. The conversion price per share of common stock as of any day equals the quotient of the principal amount of a debenture divided by the number of shares of common stock issuable upon conversion of such debentures on that day.

      On or before August 1, 2018, a holder also may convert its debentures into our common stock during the five business-day period following any 10 consecutive trading-day period in which the average of the trading prices for the debentures for that 10 trading-day period was less than 98% of the average conversion value for the debentures during that period.

      “Conversion value” is equal to the product of the market price for our common stock on a given day multiplied by the then current conversion rate, which is the number of shares of common stock into which each debentures is then convertible.

Conversion Upon Specified Corporate Transactions

      If:

•	we distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days of the date of distribution, common stock at less than the market price of the common stock at the time of the announcement of that distribution;

•	we elect to distribute to all or substantially all holders of our common stock cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the market price of the common stock on the day preceding the declaration date for the distribution; or

•	a change of control as described under “— Repurchase at Option of Holders — Change of Control Put” occurs but holders of debentures do not have the right to require us to repurchase their debentures as a result of such change of control because either (a) the market price of our common stock for a specified period prior to that change of control exceeds a specified level or (b) because the consideration received in the change of control consists of capital stock that is freely traded and the debentures become convertible into that capital stock, each as more fully described under “— Repurchase at Option of Holders — Change of Control Put,”

      then we must notify the holders of debentures at least 20 days prior to the ex-dividend date for the distribution or within 20 business days of the occurrence of the change of control, as the case may be. Once we have given that notice, holders may convert their debentures at any time until either (a) the earlier of close of business on the business day prior to the ex-dividend date and our announcement that the distribution will not take place, in the case of a distribution, or (b) within 20 business days of the change of control notice, in the case of a change of control. In the case of a distribution, no adjustment to the ability of a holder of debentures to convert will be made if the holder participates or will participate in the distribution without conversion.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock will be converted into cash, securities or other property, a holder may convert debentures at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert debentures into common stock will be changed into a right to convert the debentures into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted such debentures immediately prior to the transaction. If the transaction also constitutes a “change of control” (as defined below) the holder can require us to repurchase all or a portion of its debentures as described under “— Repurchase at Option of Holders — Change of Control Put.”

Conversion Procedures

      Except as provided below, if a holder converts its debentures into our common stock on any day other than an interest payment date, such holder will not receive any interest that has accrued on these debentures since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the converted debentures. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

      If a holder converts after a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued and paid on such debentures, notwithstanding the conversion of such debentures prior to such interest payment date, because such holder will have been the holder of record on the corresponding record date. But, at the time of surrender of such debentures for conversion, such holder must pay us an amount equal to the interest that will be paid on the debentures being converted on the interest payment date. The preceding sentence, however, does not apply to a holder that converts, after a record date for an interest payment, but prior to the corresponding interest payment date, debentures that we call for redemption prior to such conversion on a redemption date that is on or prior to the third business day after such interest payment date. Accordingly, if we call such holder’s debentures for redemption on a date that is after a record date for an interest payment but on or prior to the third business day after the corresponding interest payment date, and prior to the redemption date such holder chooses to convert your debentures, such holder will receive on the date that has been fixed for redemption the amount of interest it would have received if it had not converted its debentures.

      A holder will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common stock if it exercises your conversion rights, but a holder will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than such holder. If a holder converts any debentures within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than such holder’s unless the applicable restrictions on transfer have been satisfied. See “— Registration Rights; Transfer Restrictions.” Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by such holder have been paid.

      To convert interests in a global debentures, a holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert definitive debentures, a holder will be required to:

•	complete the conversion notice on the back of the debentures (or a facsimile of it);

•	deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the debentures to be converted to which such holder is not entitled, as described in the second preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

      The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to a converting holder a certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

      The conversion agent, which initially will be the indenture trustee, will, on our behalf, determine if the debentures are convertible as a result of the market price of our common stock on a daily basis, in the case of the right to convert upon satisfaction of market price conditions, and at the end of each quarter, in the case of the other bases upon which holders may convert their debentures, in each case, notifying us and the trustee.

Conversion Price Adjustments

      We will adjust the initial conversion price for certain events, including:

(1) issuances of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions, combinations or reclassifications of our common stock;

(3) issuances to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then current market price of our common stock;

(4) distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of our indebtedness or assets (including securities, but excluding:

(A) the rights and warrants to the extent included pursuant to paragraph (3) above;

(B) any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph;

(C) any dividends or distributions paid exclusively in cash; or

(D) common stock distributions to the extent included pursuant to paragraph (1) above);

(5) dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock, other than dividends or distributions made in connection with our liquidation, dissolution or winding-up; and

(6) purchases of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

      If we distribute shares of capital stock of a subsidiary of ours, the conversion rate will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of our common stock, in each case over a measurement period following the distribution.

      If we elect to make a distribution described in paragraph (3) or (4) above, which, in the case of paragraph (4) above, has a per share value equal to more than 5% of the market price of our shares of common stock on the day preceding the declaration date for the distribution, then, if the distribution would also trigger a conversion right described above under “— Conversion Rights — Conversion Upon Specified Corporate Transactions,” or if the debentures are otherwise convertible, we will be required to give notice to the holders of debentures at least 20 days prior to the ex-dividend date for the distribution and, upon the giving of notice, the debentures may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that the distribution will not take place. No adjustment to the conversion price or the ability of a holder of a debenture to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

      If we:

(1) reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

(2) consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

      and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

      We may from time to time, to the extent permitted by law, reduce the conversion price or increase the conversion rate of the debentures by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      If we adjust the conversion price or conversion ratio pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

Optional Redemption

      The debentures will not be redeemable at our option prior to August 1, 2008.

      After August 1, 2008, we may redeem all or a part of the debentures upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the debentures redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage

2008	103%
2009	102%
2010	101%
2011 and thereafter	100%

      If less than all of the debentures are to be redeemed at any time, the trustee will select debentures for redemption as follows:

•	if the debentures are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the debentures are listed; or

•	if the debentures are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No debenture of $1,000 principal amount or less can be redeemed in part. Notices of redemption will be mailed by the trustee to each holder of debentures to be redeemed at such holder’s registered address. Notices of redemption may not be conditional.

      If any debentures are to be redeemed in part only, the notice of redemption that relates to those debentures in principal amount equal to the unredeemed portion of the original debentures will be issued in the name of the holder of debentures upon cancellation of the original debentures. Debentures called for redemption become due on the day fixed for redemption. On and after the redemption date, interest ceases to accrue on debentures or portions of them called for redemption.

      Any notice of redemption shall include a (i) statement regarding the right of each holder to convert its debentures and (ii) on what date the averaging period shall commence.

Repurchase at Option of Holders

Optional Put

      On August 1, 2008, 2013 and 2018, each holder may require us to repurchase for cash all of such holder’s debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of those debentures plus any accrued and unpaid interest, on those debentures to, but excluding, the repurchase date. Holders may submit their debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the repurchase date.

Change of Control Put

      If a change of control occurs, each holder may require us to repurchase for cash all of such holder’s debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of the debentures to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

      A “change of control” will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans (except that such person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); or

(2) the first day on which a majority of the members of our board of directors are not continuing directors; or

(3) the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(A) any transaction:

(i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(ii) pursuant to which holders of our capital stock immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

(B) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

      However, a change of control will be deemed not to have occurred if:

(1) the market price per share of our common stock for any five trading days within:

(A) the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under paragraph (1) above; or

(B) the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under paragraph (2) or (3) above,

      equals or exceeds 110% of the conversion price of the debentures in effect on each such trading day; or

(2) at least 90% of the consideration in the transaction or transactions constituting a change of control consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of the transaction or transactions, the debentures become convertible solely into such common stock (and any rights attached thereto).

      Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act, while the term “continuing director” means, as of any date of determination, any member of the board of directors who:

•	was a member of the board of directors on July 23, 2003; or

•	was nominated for election or elected to the board of directors with the approval of a majority of the continuing directors who were members of the board at the time of new director’s nomination or election.

      The definition of “change of control” includes a phrase relating to the conveyance, sale, transfer, lease or disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under New York law, which is the law governing the indenture and the debentures. Accordingly, there may be uncertainty as to whether or not a change of control may have occurred and, therefore, as to whether or not the holders of debentures will have the right to require us to repurchase their debentures.

Repurchase Right Procedures

      Within 20 business days after the occurrence of a change of control, we will be required to give notice to all holders of the occurrence of the change of control and of their resulting repurchase right. The repurchase date will be 20 business days after the date we give that notice. With respect to other repurchase rights, we will be required to give notice 20 business days prior to any repurchase date to all holders. The notices will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their debentures as described below.

      If holders have the right to cause us to repurchase their debentures as described above, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information and make this information available on our website or through another public medium as we may use at that time.

      To elect to require us to repurchase debentures, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the repurchase date and must state certain information, including:

•	the certificate numbers of the holder’s debentures to be delivered for repurchase;

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the debentures are to be repurchased by us pursuant to the applicable provision of the indenture.

      A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

(1) the principal amount of debentures being withdrawn;

(2) the certificate numbers of the debentures being withdrawn; and

(3) the principal amount, if any of the debentures that remain subject to the repurchase notice.

      The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the debentures. In connection with any offer to require us to repurchase debentures as summarized above we will, to the extent applicable:

(1) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

(2) file a Schedule TO or any other required schedule or form under the Exchange Act.

      Our obligation to pay the repurchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

      If the paying agent holds money sufficient to pay the repurchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the debentures.

      We may, to the extent permitted by applicable law and agreements governing our other debt, if any, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debentures so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

      The repurchase rights described above may not necessarily protect holders of the debentures if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

      Our ability to repurchase debentures upon the occurrence of a change in control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of our then existing debt, if any. Further, we cannot give any assurance that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a change of control would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other debt, if any. In addition, our ability to repurchase debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in the agreements governing our other debt, if any.

      The change of control repurchase provision of the debentures may, in certain circumstances, make more difficult or discourage a takeover of our company. The change of control repurchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a typical term contained in many convertible securities similar to the debentures.

Consolidation, Merger and Assumption

      The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	that person assumes all of our obligations under the indenture and the debentures; and

•	Alloy or such successor is not then or immediately thereafter in default under the indenture and no event which, after notice or lapse of time, would become an event of default under the indenture, shall have occurred and be continuing.

Events of Default

      Each of the following constitutes an event of default under the indenture:

(1) Our failure to pay when due the principal of or premium, if any, on any of the debentures at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) our failure to pay an installment of interest on any of the debentures for 30 days after the date when due;

(3) our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

(4) our default under any indebtedness for money borrowed by us or any of our subsidiaries that is a “significant subsidiary” or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary, the aggregate outstanding principal amount of which is in an amount in excess of

$15 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures then outstanding, which default:

(A) is caused by our failure to pay when due principal or interest on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged; or

(B) results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled; and

(5) certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary.

      The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any repurchase obligation.

      If an event of default specified in clause (5) above occurs and is continuing with respect to us, then automatically the principal of all the debentures and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above with respect to us (the default not having been cured or waived as provided under “— Modifications and Amendments” below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modifications and Amendments

Changes Requiring Approval of Each Affected Holder

      The indenture, including the terms and conditions of the debentures, is not able to be modified or amended without the written consent or the affirmative vote of the holder of each debentures affected by such change to:

      (1) change the maturity of the principal of or the date any installment of interest is due on any debentures;

      (2) reduce the principal amount or repurchase price of or redemption price of or interest on any debentures;

      (3) change the currency of payment of such debentures or interest thereon;

      (4) alter the manner of calculation or rate of accrual of interest on any debentures or extend the payment of any such amount;

      (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debentures;

      (6) modify our obligations to maintain an office or agency in New York, New York;

      (7) except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights or the conversion rights of holders of the debentures;

      (8) change redemption provisions to the indenture in a manner adverse to the holders of debentures; or

      (9) reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default.

Changes Requiring Majority Approval

      Except as otherwise provided in respect of changes requiring the approval of each affected holder and changes requiring no approval, the indenture, including the terms and conditions of the debentures, may be modified or amended either:

      (1) with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

      (2) by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the debentures represented at such meeting.

Changes Requiring No Approval

      The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debentures, for the purposes of, among other things:

(1) adding to our covenants for the benefit of the holders of debentures;

(2) surrendering any right or power conferred upon us;

(3) providing for conversion rights of holders of debentures in the event of any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

(4) providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation or conveyance, sale, transfer or lease of all or substantially all of our assets;

(5) reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of debentures (after taking into account tax and other consequences of such reduction);

(6) complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(7) making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the resale registration rights agreement, provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

(8) curing any ambiguity or correcting or supplementing any defective provision contained in the indenture;

(9) adding guarantees with respect to the debentures; or

(10) adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect in any material respect the interests of the holders of debentures.

Governing Law

      The indenture and the debentures are governed by, and will be construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

      Deutsche Bank Trust Company Americas, as trustee under the indenture, initially has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights; Transfer Restrictions

      We have entered into a resale registration rights agreement with the initial purchasers for the benefit of the holders of the debentures under which we, at our expense, for the benefit of the holders, filed with the SEC a shelf registration statement, of which this prospectus is a part, covering the resale of the debentures and the shares of stock issuable upon conversion of the debentures. Pursuant to the registration rights agreement, we have agreed to keep the shelf registration statement effective until the earliest of:

•	August 20, 2005, which is two years after the last date of original issuance of any of the debentures;

•	the date when the holders of the debentures and the common stock issuable upon conversion of the debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

•	the date when all of the debentures and the common stock into which the debentures are convertible that are owned by the holders who complete and deliver the selling securityholder notice and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

      Each holder wishing to sell debentures or common stock pursuant to the prospectus must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

      (1) the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

      (2) we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

      However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. Each holder, by its acceptance of a debenture, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

      If:

      (1) we have not filed the shelf registration statement with the SEC prior to or on the 90th day following the earliest date of original issuance of any of the debentures;

      (2) the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the debentures; or

      (3) any registration statement ceases to be effective or fails to be usable and (a) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (b) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be (each, a “registration default”), then additional amounts will accrue as liquidated damages on the debentures, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

      (1) an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

      (2) an additional 0.50% of the principal amount from and after the 91st day following such registration default.

      In no event will additional amounts accrue at a rate per year exceeding 0.75%. If a holder has converted some or all of its debentures into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the debentures converted.

      For holders of securities who or which are not named as a selling securityholder in this prospectus at the time of effectiveness of the shelf registration statement, we will prepare and file, if required, as promptly as practicable after the receipt of the holders’ selling securityholder questionnaires, amendments to the shelf registration statement containing this prospectus and/or supplements to this prospectus as necessary to permit such holders to deliver this prospectus, including any supplements, to purchasers of the offered securities, subject to our right to suspend the use of this prospectus as described above.

      The above summary of some of the provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Form, Denomination and Registration

Denomination and Registration

      The debentures will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Securities; Book-Entry Form

      Except as provided below, the debentures are and will be evidenced by one or more global securities deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

      Record ownership of the global securities may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global security directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global securities held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global securities, Cede & Co. for all purposes will be considered the sole holder of the global securities. Except as provided below, owners of beneficial interests in the global securities:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global securities.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal and interest payments on the global securities to Cede & Co., the nominee of DTC, as the registered owner of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or be liable for paying amounts due on the global securities to owners of beneficial interests in the global securities.

      We have been informed that it is DTC’s current practice, upon receipt of any payment of principal of and interest on the global securities, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global securities, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global securities held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If a holder would like to convert such holder’s debentures into common stock pursuant to the terms of the debentures, such holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the debentures represented by global securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global securities are credited and only for the principal amount of the debentures for which directions have been given.

      DTC has further advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global securities. None of us, the trustee or any of our or its agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global securities.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of the material US federal income tax consequences relating to the purchase, ownership, and disposition of the debentures and of common stock into which debentures may be converted, but does not purport to be a complete analysis of all the potential tax consequences that may be material to an investor based on such investor’s particular tax situation (such as the alternative minimum tax provisions of the Code). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury Regulations, promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice as of the date of this offering memorandum. All of those authorities are subject to change, possibly on a retroactive basis, or differing interpretation, so as to result in US federal income tax consequences different from those discussed below. This summary deals only with initial beneficial owners of debentures that will hold such debentures and common stock into which debentures may be converted as “capital assets,” within the meaning of Section 1221 of the Code, and does not address tax consequences applicable to holders that may be subject to special tax rules, such as financial institutions, tax-exempt organizations, expatriates, pension funds, insurance companies, dealers in securities or foreign currencies, persons that will hold debentures as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction for tax purposes, persons who hold debentures through a partnership or other pass through entity, or persons that have a “functional currency” other than the US dollar (except as disclosed below under “Non-US Holders”). This summary discusses the tax consequences applicable to the holders who purchase the debentures at their “issue price” as defined in Section 1273 of the Code (i.e., the first price at which a substantial portion of the debentures is sold to the public). We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. Moreover, this discussion does not address the effect of any applicable state, local or foreign tax laws, and except where noted, the U.S. federal estate, gift or alternative minimum tax consequences, if any, to the holder of the debentures and common stock into which debentures may be converted.

INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE US FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

      As used herein, the term “US Holder” means a beneficial owner of a debenture or common stock that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, limited liability company or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to US federal income taxation regardless of its source, or (iv) (a) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more US persons, as defined in Section 7701(a)(3) of the Code, with authority to control all substantial decisions, or (b) a trust that was in existence on August 20, 1996 and was treated as a domestic trust on August 19, 1996, that has elected to continue to be treated as a U.S. trust. As used herein, the term “Non-US Holder” means a beneficial owner of a debenture or common stock that is not a US Holder. It should be noted that certain “single member entities” are disregarded for US federal income tax purposes. Thus, for US federal income tax purposes, the income, gain, loss and deductions of such an entity are attributed to the owner of such single member entity. The discussion below for US Holders may not apply to certain single member non-corporate entities that are treated as owned by a Non-US Holder. Investors which are single member noncorporate entities should consult with their own tax advisors to determine the US federal, state, local and other tax consequences that may be relevant to them.

Treatment of Convertible Debentures as Debt or Equity

      We intend to treat the debentures as debt for federal income tax purposes. This characterization is binding on the holders of the debentures unless the holder discloses on his, her or its federal income tax return that he, she or it is taking a contrary position. The following assumes that the debentures will be treated as debt for federal income tax purposes.

US Holders

      The following is a summary of the principal US federal income tax consequences resulting from the ownership and disposition of the debentures and common stock by US Holders.

Payment of Interest

      Stated interest on a debenture generally will be includable in the income of a US Holder as ordinary income at the time such interest is received or accrued, in accordance with such US Holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Debentures

      Upon the sale, exchange or redemption of a debenture, a US Holder generally will realize and recognize capital gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or redemption and the US Holder’s adjusted tax basis in such debenture. For these purposes, the amount realized on the sale, exchange or redemption of the debentures is equal to the amount of cash plus the fair market value of any other property received, but does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A US Holder’s adjusted tax basis in a debenture generally will be the US dollar value of the purchase price of such debenture on the date of purchase. Gain or loss so recognized will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the debenture was held for more than one year. The deductibility of net capital losses is subject to limitations.

Constructive Dividends on Debentures

      The conversion price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion ratio that increase a holder’s proportionate share of our assets or our earnings may in certain circumstances result in a constructive dividend to such holder, resulting in ordinary income to the holder to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Similarly, a failure to adjust the conversion price of the debentures to reflect a stock dividend or similar event could in some circumstances give rise to constructive dividend income to US Holders of common stock.

Conversion of the Debentures

      A US Holder generally will not recognize any income, gain or loss upon conversion of a debenture into common stock, except with respect to cash received in lieu of a fractional share of common stock. A US Holder’s tax basis in the common stock received on conversion of a debenture will be the same as such US Holder’s adjusted tax basis in the debenture at the time of conversion reduced by any basis allocable to a fractional share. The holding period for the common stock received on conversion will generally include the holding period of the debenture converted.

      Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the US Holder’s adjusted tax basis in the fractional share). The fair market value of the shares of common stock received which is attributable to accrued interest will be taxable as ordinary interest income.

Dividends on Common Stock

      Generally, a distribution by us with respect to our common stock will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings and profits as of the year of such distribution, then as a tax-free return of capital to the extent of a US Holder’s tax basis in the common stock that such US Holder holds and thereafter as gain from the sale or exchange of such stock.

      In general, a dividend distribution to a corporate US Holder may qualify for the 70% dividends received deduction if the US Holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate US Holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) may qualify for an 80% dividends received deduction subject to important exceptions.

      Recently enacted tax legislation lowers the maximum U.S. individual tax rate on capital gains and “qualified dividend income” to 15% so long as certain specified holding periods are satisfied. Capital gains on sales of our common stock by U.S. individuals and “capital gain” dividends received by U.S. individuals generally will be eligible for the reduced 15% rate.

Sale of Common Stock

      Upon the sale or exchange of common stock, a US Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such US Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term if the US Holder’s holding period is more than one year and will be short-term if the holding period is equal to or less than one year.

Non-US Holders

      The following discussion is a summary of the principal US federal income and estate tax consequences resulting from the ownership of the debentures or common stock by Non-US Holders.

      Special rules may apply to certain Non-US Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid federal income tax, or in certain circumstances, United States expatriates. Such Non-US Holders should consult their own tax advisors to determine the US federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

      Subject to the discussion below of backup withholding, interest paid on the debentures to a Non-US Holder generally will not be subject to U.S. federal income tax if:

      (1) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-US Holder and applicable certification requirements are met;

      (2) the Non-US Holder does not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

      (3) the Non-US Holder is not a controlled foreign corporation that is related to us through stock ownership (for this purpose, the holder of debentures would be deemed to own constructively the common stock into which it could be converted);

      (4) the Non-US Holder, under penalty of perjury, certifies that he, she or it is not a US person (as defined in Section 7701(a)(3) of the Code) and provides his, her or its name and address; and

      (5) the Non-US Holder is not a bank receiving interest on the debentures pursuant to a loan agreement entered into in the ordinary course of its trade or business.

      If certain requirements are satisfied, the certification described in clause 4 above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business. In addition, the certification described in clause 4 above may also be provided by a qualified intermediary on behalf of one or more beneficial owners (or other intermediaries), provided that such intermediary has entered into a withholding agreement with the IRS and certain other conditions are met.

      With respect to foreign partnership and certain foreign trusts, Treasury Regulations require such entities to provide additional documentation which (i) certifies that the individual partners, beneficiaries, or owners of the partnership or trust are not US Holders, and (ii) provides the names and addresses of the individual partners, beneficiaries or owners.

      A holder that is not exempt from tax under these rules will be subject to U.S. federal income tax withholding at a rate of 30% on payments of interest, unless the interest is effectively connected with the conduct of a U.S. trade or business of the holder or a lower treaty rate applies and, in either case, the Non-US Holder provides us with proper certification as to the holder’s exemption from withholding. If the interest is effectively connected to the conduct of a U.S. trade or business of the Non-US Holder, it will be subject to the US federal income tax on net income that applies to U.S. persons generally. In addition, with respect to corporate holders and under certain circumstances, a Non-US Holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the US trade or business. For this purpose, interest will be included in the earnings and profits of such foreign corporation. Non-US Holders should consult applicable income tax treaties, which may provide different rules.

Sale or Exchange

      Subject to the discussion below on backup withholding, a Non-US Holder generally will not be subject to U.S. federal income tax or withholding on the gain realized on the sale or exchange of a debenture, or the sale or exchange of common stock, unless:

      (1) the gain is effectively connected with the conduct of a trade or business within the United States by such Non-US Holder;

      (2) in the case of an individual Non-US Holder, such holder is present in the United States for 183 days or more in the year of such sale or exchange and certain other requirements are met; or

      (3) the Non-US Holder is subject to tax pursuant to the provisions of US tax law applicable to certain US expatriates.

Conversion of the Debentures

      A Non-US Holder generally will not be subject to U.S. federal income tax on the conversion of a debenture into shares of common stock. The fair market value of shares of common stock received, which is attributable to accrued interest, will be subject to the rules applicable to the payment of interest described above. To the extent a Non-US Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale or exchange of a debenture or common stock.

Dividends

      Subject to the discussion below on backup withholding, dividends, if any, paid on the common stock to a Non-US Holder that are not treated as effectively connected to a trade or business carried on by the Non-US Holder in the United States generally will be subject to a 30% US federal withholding tax, subject to reduction for Non-US Holders eligible for the benefits of certain income tax treaties. Dividends for this purpose may include stock distributions treated as deemed dividends as discussed in “US Holders — Constructive Dividends on Debentures” above. A Non-US Holder who wishes to claim the benefits of an applicable tax treaty will be required to satisfy certain certification and other requirements.

      Except to the extent otherwise provided under an applicable tax treaty, a Non-US Holder generally will be taxed in the same manner as a US Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-US Holder (and if required by an applicable tax treaty, is attributable to a permanent establishment maintained in the United States). Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. In addition, if such Non-US Holder is a foreign corporation, it may also be subject to a US branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

      A debenture held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for US federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such debenture would not have been effectively connected with the conduct by such individual of a trade or business in the United States. However, common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, and the rate of tax that applies thereto may be reduced or eliminated if an applicable estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

US Holders

      A US Holder of debentures or common stock may be subject to “backup withholding” with respect to certain “reportable payments,” including interest payments, dividend payments and, under certain circumstances, principal payments on the debentures and certain other consideration received upon the call, exchange, redemption or conversion of a debenture. These backup withholding rules apply if the US Holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such US Holder is not subject to backup withholding. A US Holder who does not provide us with its correct TIN may also be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the backup withholding rules is creditable against the holder’s federal income tax liability. Backup withholding will not apply, however, with respect to payments made to certain US Holders, including corporations and tax-exempt organizations, provided their exemption from backup withholding is properly established. We will report to US Holders of debentures and common stock and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-US Holders

      We must report annually to the IRS and to each Non-US Holder the amount of any dividends paid to, and tax withheld with respect to, such holder, regardless of whether any tax was actually withheld on such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-US Holder resides or is incorporated.

      Under current Treasury Regulations, backup withholding and information reporting will not apply to payments of interest or principal of the debentures by us or our agent to a Non-US Holder if the Non-US Holder certifies as to its Non-US Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds on the disposition of debentures or share of common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-US Holder of debentures or shares of common stock effected outside the United States to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income from all sources for certain periods from activities that are effectively connected with a US trade or business, a foreign partnership in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or a foreign partnership that is engaged in a trade or business in the United States, information reporting requirements, but not backup withholding, will apply unless such broker has documentary evidence in its files of the holder’s Non-US status and has no actual knowledge (or reason to know) to the contrary or unless the holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

      The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell common stock, the debentures and the underlying common stock (collectively, the “securities”) directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      Sales of the securities may be effected by the selling securityholder from time to time in one or more types of transactions, which may include block transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the securities whether such options are listed on an options exchange or otherwise, through short sales of securities, or a combination of such methods of sale, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at fixed prices or at negotiated prices. Such transactions may or may not involve brokers or dealers.

      The securities may be sold by one or more, or a combination, of the following, in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by this broker-dealer for its account through this prospectus;

•	an exchange distribution;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	an underwritten offering;

•	by pledge to secure debts and other obligations; or

•	to cover hedging transactions made pursuant to this prospectus.

      If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution. In making sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales.

      The aggregate proceeds to the selling securityholders from the sale of the common stock, the debentures or the underlying common stock offered by them hereby will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any of the proceeds from this offering.

      In connection with the sale of securities, the selling securityholders may enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the securities in the course of hedging the positions they assume; sell short or deliver securities to close out positions; or loan securities to brokers, dealers or others that may in turn sell such securities. The selling securityholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the securities. The broker-dealer may then resell or transfer these securities through this prospectus. The selling securityholders may also loan or pledge the securities to a broker-dealer. The broker-dealer may sell the securities which are loaned, or upon a default the broker-dealer may sell the pledged securities by use of this prospectus. Some or all of the securities offered in this prospectus may also be sold to or through an underwriter or underwriters. Any securities sold in that manner will be acquired by the underwriters for their own accounts and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. These securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or disallowed to be paid to dealers may be changed at different times.

      Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders and/or the purchasers of securities for whom such underwriters, broker-dealers or agents may act as agents or to whom they sell as principal, or both (that compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated at the time of sale).

      The selling securityholders and any underwriters, broker-dealers or agents that act in connection with the sale of securities may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Act, and any commissions received by them and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Act.

      Because each of the selling securityholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. Neither the delivery of any prospectus, or any prospectus supplement, nor any other action taken by the selling securityholders or any purchaser relating to the purchase or sale of securities under this prospectus shall be treated as an admission that any of them is an underwriter within the meaning of the Act relating to the sale of any securities. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

      The selling securityholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

      The securities may be sold through registered or licensed brokers or dealers if required under applicable state securities laws. Additionally, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Upon notification to us by the selling securityholders that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary offering or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose:

•	the name of the selling stockholder(s) and of the participating broker-dealer(s),

•	the securities involved,

•	the price(s) at which such securities were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

      We have agreed to indemnify the selling securityholders, and the selling securityholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the securities, against certain liabilities, including liabilities arising under the Act.

      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $160,606.

LEGAL MATTERS

      The validity of the issuance of the securities registered under this Registration Statement has been passed upon for the Company by Katten Muchin Zavis Rosenman of Washington, DC. The fair market value of all securities of the Registrant owned, received or to be received, or subject to options, warrants or rights received or to be received by members of Katten Muchin Zavis Rosenman, including certain members of their families and trusts for their benefit, does not exceed $50,000.

EXPERTS

      The consolidated financial statements and schedules of Alloy, Inc. and its subsidiaries as of January 31, 2004 and 2003 and for the years then ended, are included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the January 31, 2003, financial statements refers to the change in the method of accounting for goodwill and other intangible assets.

      The consolidated financial statements for the year ended January 31, 2002 are included herein and in the registration statement, and were audited by Arthur Andersen LLP, independent public accountants, as indicated in its report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

      On May 31, 2002, we filed a current report on Form 8-K indicating that we engaged KPMG LLP to replace Arthur Andersen as our independent auditors. During the fiscal year ended January 31, 2002 and the subsequent interim period preceding the change of auditors, we had no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen’s satisfaction, would have caused it to make reference to the disagreement in connection with its report.

      We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen to our naming it in this prospectus as having certified our consolidated financial statements for the year ended January 31, 2002, as required by Section 7 of the Securities Act. Accordingly, we have dispensed with the requirement to file its consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you may have no effective remedy against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to events regarding Arthur Andersen.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s Web site at http://www.sec.gov. You may also read and copy any document we file at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our common stock is listed and traded on the Nasdaq National Market under the symbol “ALOY.”

      This prospectus, which constitutes a part of a registration statement on Form S-1 filed by us with the Commission under the Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock and debentures. Copies of the registration statement and its exhibits are on file at the offices of the Commission. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

ALLOY, INC. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page

Audited Financial Statements
Independent Registered Public Accounting Firm’s Report of KPMG LLP (dated May 14, 2004)	F-2
Report of Independent Public Accountants (Arthur Andersen, dated March 13, 2002)	F-3
Consolidated Balance Sheets as of January 31, 2003 and 2004	F-4
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended January 31, 2002, 2003 and 2004	F-5
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended January 31, 2002, 2003 and 2004	F-6
Consolidated Statements of Cash Flows for the Years Ended January 31, 2002, 2003 and 2004	F-9
Notes to Consolidated Financial Statements	F-11
Financial Statement Schedule
The following financial statement schedule is included herein:
Schedule II — Valuation and Qualifying Accounts	F-52
Unaudited Financial Statements for the fiscal quarter ended April 30, 2004	F-53

      All other financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Alloy, Inc.:

      We have audited the accompanying consolidated balance sheets of Alloy, Inc. and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ (deficit) equity and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited the related January 31, 2004 and 2003 financial statement schedules. These consolidated financial statements and financial statement schedules are the responsibility of Alloy, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits. The consolidated financial statements and related financial statement schedule of Alloy, Inc. and subsidiaries as of January 31, 2002 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and related financial statement schedules, before the restatement described in Note 19 to the financial statements, in their report dated March 13, 2002.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alloy, Inc. and subsidiaries as of January 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related 2003 and 2002 financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

      As discussed in Note 4 to the consolidated financial statements, Alloy, Inc. changed its method of accounting for goodwill and other intangible assets in 2002.

      Our report also indicates that the Company changed the composition of its reportable segments in 2002 and the amounts in the 2001 financial statements related to reportable segments have been restated to conform to the 2002 composition of reportable segments. As described in Note 19, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. As discussed above, the 2001 financial statements of Alloy, Inc. were audited by other auditors who have ceased operations.

/s/KPMG LLP

New York, New York

May 14, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and

Shareholders of Alloy, Inc.:

      We have audited the accompanying consolidated balance sheets of Alloy, Inc. (a Delaware corporation) and subsidiaries as of January 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive loss, statements of changes in shareholders’ equity and accumulated other comprehensive (loss) income and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of 360 Youth, Inc. as of January 31, 2002 and for the period from November 27, 2001 through January 31, 2002, which statements reflect total assets and total revenues of 2 percent and 3 percent in the fiscal year ended January 31, 2002 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this entity, is based solely on the report of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Alloy, Inc. and subsidiaries as of January 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York

March 13, 2002

THIS IS A COPY OF A REPORT ISSUED BY ARTHUR ANDERSEN LLP, OUR FORMER INDEPENDENT AUDITORS, AS OF THE DATES INDICATED ABOVE, AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP SINCE THOSE DATES.

ALLOY, INC.

CONSOLIDATED BALANCE SHEETS

Audited Financial Statements.

	January 31,

	2003	2004

	(Amounts in thousands,
	except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,187	$27,273
Restricted cash	—	3,270
Marketable securities available-for-sale	15,649	19,014
Accounts receivable, net of allowance for doubtful accounts of $3,410 and $3,336, respectively	30,022	31,492
Inventories	23,466	29,021
Prepaid catalog costs	2,100	2,028
Other current assets	10,130	3,813

Total current assets	116,554	115,911
Marketable securities available-for-sale	7,520	5,585
Property and equipment, net	10,081	27,234
Deferred tax assets	5,621	—
Goodwill, net	270,353	274,796
Intangible and other assets, net	24,471	25,865

Total assets	$434,600	$449,391

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$28,032	$28,740
Deferred revenues	15,106	15,124
Mortgage note payable	—	2,914
Accrued expenses and other current liabilities	27,679	36,841

Total current liabilities	70,817	83,619
Deferred tax liabilities	2,698	—
Long-term liabilities	93	743
Senior Convertible Debentures Due 2023	—	69,300
Series B Redeemable Convertible Preferred Stock, $10,000 per share liquidation preference; $.01 par value; 3,000 shares designated; mandatorily redeemable on June 19, 2005; 1,613 and 1,340 shares issued and outstanding, respectively	15,550	14,434
STOCKHOLDERS’ EQUITY:
Preferred stock; $.01 par value; 10,000,000 shares authorized of which 1,850,000 shares designated as Series A Redeemable Convertible Preferred Stock and 3,000 shares designated as Series B Redeemable Convertible Preferred Stock authorized, 1,613 and 1,340 shares issued and outstanding as Series B Redeemable Convertible Preferred Stock (above), respectively	—	—
Common stock; $.01 par value; 200,000,000 shares authorized; 40,082,024 and 42,701,767 shares issued, respectively	401	427
Additional paid-in capital	396,963	412,594
Accumulated deficit	(51,955)	(127,170)
Deferred compensation	—	(1,411)
Accumulated other comprehensive income (loss)	164	(30)
Less common stock held in treasury, at cost; 8,275 and 608,275 shares, respectively	(131)	(3,115)

Total stockholders’ equity	345,442	281,295

Total liabilities and stockholders’ equity	$434,600	$449,391

The accompanying notes are an integral part of these consolidated financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended January 31,

	2002	2003	2004

	(Amounts in thousands, except
	share and per share data)
NET REVENUES:
Net direct marketing revenues	$124,052	$167,572	$156,821
Retail stores revenues	—	—	30,103
Sponsorship and other revenues	41,570	131,758	185,024

Total net revenues	165,622	299,330	371,948
COST OF REVENUES:
Cost of goods sold	59,850	79,912	99,820
Cost of sponsorship and other revenues	9,008	65,236	89,559

Total cost of revenues	68,858	145,148	189,379

Gross profit	96,764	154,182	182,569

OPERATING EXPENSES:
Selling and marketing	81,829	108,791	145,715
General and administrative	13,516	17,240	33,970
Amortization of goodwill and other intangible assets	18,316	5,554	7,887
Impairment of goodwill and other indefinite-lived intangible assets	—	—	60,638
Impairment of long-lived assets	—	—	1,315
Restructuring charges	—	2,571	730

Total operating expenses	113,661	134,156	250,255

(Loss) income from operations	(16,897)	20,026	(67,686)
OTHER INCOME (EXPENSE):
Interest income	943	1,701	687
Interest expense	(8)	(1)	(2,690)
Gain (loss) on sales of marketable securities and write-off of investments, net	658	97	(247)

(Loss) income before income taxes	(15,304)	21,823	(69,936)
Provision (benefit) for income taxes	296	(1,472)	5,279

Net (loss) income	(15,600)	23,295	(75,215)

Unrealized (loss) gain on available-for-sale marketable securities, net of realized gains and losses	(892)	217	(194)

Comprehensive (loss) income	$(16,492)	$23,512	$(75,409)

Net (loss) income	$(15,600)	$23,295	$(75,215)
Non-cash charge attributable to beneficial conversion feature of preferred stock issued	6,745	—	—
Preferred stock dividends and accretion of discount	3,013	2,100	1,944

Net (loss) income attributable to common stockholders	$(25,358)	$21,195	$(77,159)

Basic and diluted net (loss) earnings per share of common stock:
Basic net (loss) earnings attributable to common stockholders per share	$(1.02)	$0.55	$(1.87)

Diluted net (loss) earnings attributable to common stockholders per share	$(1.02)	$0.53	$(1.87)

WEIGHTED AVERAGE BASIC COMMON SHARES OUTSTANDING:	24,967,678	38,436,256	41,175,046

WEIGHTED AVERAGE DILUTED COMMON SHARES OUTSTANDING:	24,967,678	40,071,412	41,175,046

The accompanying notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended January 31, 2002

(Amounts in thousands, except share data)

						Accumulated
	Common Stock		Additional			Other
			Paid-In		Deferred	Comprehensive
	Shares	Amount	Capital	Deficit	Compensation	Income (Loss)	Total

Balance, January 31, 2001	21,245,958	$212	$140,864	$(52,905)	$(728)	$839	$88,282
Issuance of common stock and warrants for acquisitions of businesses	7,534,032	75	96,573	—	—	—	96,648
Cancellation of stock options issued to employees and consultants	—	—	(488)	—	488	—	—
Amortization of deferred compensation	—	—	—	—	209	—	209
Issuance of common stock pursuant to the exercise of options and warrants and the employee stock purchase plan	1,273,296	13	11,454	—	—	—	11,467
Impact of beneficial conversion feature in issuance of Series A and Series B Convertible Preferred Stock	—	—	6,745	(6,745)	—	—	—
Issuance of warrants to holders of Series A and B Convertible Preferred Stock	—	—	3,917	—	—	—	3,917
Issuance of common stock for conversion of Series A and Series B Convertible Preferred Stock	921,225	9	10,712	—	—	—	10,721
Issuance of common stock and warrants in connection with private placements	3,942,366	39	57,956	—	—	—	57,995
Accretion of discount and dividends on Series A and Series B Convertible Preferred Stock	—	—	(3,013)	—	—	—	(3,013)
Net loss	—	—	—	(15,600)	—	—	(15,600)
Unrealized loss on available-for-sale marketable securities, net of realized gains and losses	—	—	—	—	—	(892)	(892)

Balance, January 31, 2002	34,916,877	$349	$324,719	$(75,250)	$(31)	$(53)	$249,734

The accompanying notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended January 31, 2003
(Amounts in thousands, except share data)

						Accumulated
	Common Stock		Additional			Other	Treasury Shares
			Paid-In	Accumulated	Deferred	Comprehensive
	Shares	Amount	Capital	Deficit	Compensation	Income (Loss)	Shares	Amount	Total

Balance, January 31, 2002	34,916,877	$349	$324,719	$(75,250)	$(31)	$(53)	—	$—	$249,734
Issuance of common stock and warrants for acquisitions of businesses	803,628	8	11,421	—	—	—	—	—	11,429
Shares returned from escrow	—	—	—	—	—	—	(8,275)	(131)	(131)
Amortization of deferred compensation	—	—	—	—	31	—	—	—	31
Issuance of common stock pursuant to the exercise of options and warrants and the employee stock purchase plan, net of tax benefit of $2,481	225,050	2	4,403	—	—	—	—	—	4,405
Issuance of common stock for conversion of Series B Convertible Preferred Stock	136,469	2	1,594	—	—	—	—	—	1,596
Issuance of common stock and warrants in connection with private placements and public offering, net of expenses	4,000,000	40	56,926	—	—	—	—	—	56,966
Accretion of discount and dividends on Series B Convertible Preferred Stock	—	—	(2,100)	—	—	—	—	—	(2,100)
Net income	—	—	—	23,295	—	—	—	—	23,295
Unrealized gain on available-for-sale marketable securities, net of realized gains and losses	—	—	—	—	—	217	—	—	217

Balance, January 31, 2003	40,082,024	$401	$396,963	$(51,955)	$—	$164	(8,275)	$(131)	$345,442

The accompanying notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended January 31, 2004
(Amounts in thousands, except share data)

						Accumulated
						Other
	Common Stock		Additional			Comprehensive	Treasury Shares
			Paid-In	Accumulated	Deferred	Income
	Shares	Amount	Capital	Deficit	Compensation	(Loss)	Shares	Amount	Total

Balance, January 31, 2003	40,082,024	$401	$396,963	$(51,955)	$—	$164	(8,275)	$(131)	$345,442
Issuance of common stock for acquisitions of businesses	2,165,048	21	11,150	—	—	—	—	—	11,171
Repurchase of common stock	—	—	—	—	—	—	(600,000)	(2,984)	(2,984)
Revision of accrued issuance costs in connection with public and private stock offerings	—	—	102	—	—	—	—	—	102
Amortization of deferred compensation	—	—	—	—	12	—	—	—	12
Issuance of common stock pursuant to the exercise of options and common stock purchases under the employee stock purchase plan	193,190	2	854	—	—	—	—	—	856
Issuance of common stock for conversion of Series B Convertible Preferred Stock	261,505	3	3,057	—	—	—	—	—	3,060
Issuance of restricted stock	—	—	2,385	—	(2,385)	—	—	—	—
Amortization of restricted stock	—	—	—	—	989	—	—	—	989
Issuance of stock options to employees	—	—	27	—	(27)	—	—	—	—
Accretion of discount and dividends on Series B Convertible Preferred Stock	—	—	(1,944)	—	—	—	—	—	(1,944)
Net loss	—	—	—	(75,215)	—	—	—	—	(75,215)
Unrealized loss on available-for-sale marketable securities, net of realized gains and losses	—	—	—	—	—	(194)	—	—	(194)

Balance, January 31, 2004	42,701,767	$427	$412,594	$(127,170)	$(1,411)	$(30)	(608,275)	$(3,115)	$281,295

The accompanying notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended January 31,

	2002	2003	2004

	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(15,600)	$23,295	$(75,215)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	21,053	9,819	14,620
Deferred tax (benefit) expense	—	(4,606)	4,606
Impairment of goodwill and other indefinite-lived intangible assets	—	—	60,638
Impairment of long-lived assets	—	—	1,315
Amortization of debt issuance costs	—	—	281
Realized (gain) loss on sales of marketable securities and write-off of investments, net	(658)	97	247
Compensation charge for restricted stock	—	—	989
Compensation charge for issuance of stock options and common stock	209	31	12
Income tax benefit of exercised options on current year tax provision	—	1,224	—
Changes in operating assets and liabilities — net of effect of business acquisitions:
Accounts receivable, net	(2,443)	(1,376)	(69)
Inventories	94	(5,918)	16,032
Prepaid catalog costs	(456)	238	831
Other assets	841	743	1,785
Accounts payable, accrued expenses, and other	(752)	601	(14,070)

Net cash provided by operating activities	2,288	24,148	12,002

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(28,299)	(77,000)	(52,198)
Proceeds from the sales and maturities of marketable securities	29,080	69,000	50,640
Capital expenditures	(2,087)	(4,317)	(3,767)
Sale and disposal of capital assets	—	490	45
Cash paid in connection with acquisitions of businesses, net of cash acquired	(45,760)	(89,580)	(66,728)
Purchase of minority investment and other assets	(200)	(750)	—
Purchase of mailing lists, domain names and marketing rights	(883)	(4,850)	(29)

Net cash used in investing activities	(48,149)	(107,007)	(72,037)

The accompanying notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS —  (Continued)

	For the Years Ended January 31,

	2002	2003	2004

	(Amounts in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of common stock, net of expenses paid	60,127	54,887	—
Net proceeds from sale of Series A and Series B Redeemable Convertible Preferred Stock	26,710	—	—
Gross proceeds from issuance of Debentures	—	—	69,300
Debt issuance costs	—	—	(2,506)
Exercise of options and warrants and common stock purchases under the employee stock purchase plan	11,467	1,924	856
Repurchase of common stock	—	—	(2,984)
Payment of credit facility	—	—	(5,000)
Net payments under line of credit agreements	—	—	(6,937)
Payment of bank-loan	—	—	(38)
Payments of capitalized lease obligation	(163)	(383)	(570)

Net cash provided by financing activities	98,141	56,428	52,121

Net increase (decrease) in cash and cash equivalents	52,280	(26,431)	(7,914)
CASH AND CASH EQUIVALENTS, beginning of year	9,338	61,618	35,187

CASH AND CASH EQUIVALENTS, end of year	$61,618	$35,187	$27,273

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Cash paid during the year for:
Interest	$8	$1	$338

Income taxes	$323	$441	$1,628

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock and warrants in connection with acquisitions (Note 3)	$96,648	$11,429	$11,171

Conversion of Series A and Series B Redeemable Convertible Preferred Stock into common stock	$8,903	$1,596	$3,060

The accompanying notes are an integral part of these financial statements.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business

      Alloy, Inc. (“Alloy” or the “Company”) is a media, marketing services, retail and direct marketing company targeting Generation Y, the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy’s business integrates direct mail catalogs, retail stores, print media, display media boards, websites, on-campus marketing programs and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers. Alloy reaches a significant portion of Generation Y consumers through its various media assets, marketing service programs, direct marketing activities, and retail stores. As a result, Alloy is able to offer advertisers targeted access to the youth market. Additionally, Alloy’s assets have enabled it to build a comprehensive database that includes information about approximately 26 million Generation Y consumers.

      Alloy generates revenue from three principal sources — direct marketing, retail stores, and sponsorship and other activities. From its catalogs and websites, Alloy sells branded products in key Generation Y spending categories, including apparel, action sports equipment, and accessories directly to the youth market. Alloy’s retail stores segment derives revenue primarily from the sale of apparel, accessories and home furnishings to consumers. Alloy generates sponsorship and other activities revenues largely from traditional, blue chip advertisers that seek highly targeted, measurable and effective marketing programs to reach Generation Y. Advertisers can reach Generation Y through integrated marketing programs that include its catalogs, books, websites, and display media boards, as well as through promotional events, product sampling, college and high school newspaper advertising, customer acquisition programs and other marketing services that Alloy provides.

2.	Summary of Significant Accounting Policies

Fiscal Year

      Alloy’s fiscal year ends on January 31. All references herein to a particular fiscal year refer to the year ended January 31 following the particular year (e.g., “fiscal 2003” refers to the fiscal year ended January 31, 2004).

Principles of Consolidation

      The consolidated financial statements include the accounts of Alloy and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

      Direct marketing revenues are recognized at the time products are shipped to customers, net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon Alloy’s direct marketing return policy, historical experience and evaluation of current sales and returns trends. Direct marketing revenues also include shipping and handling billed to customers. Shipping and handling costs are reflected in Selling and Marketing expenses in the accompanying consolidated statements of operations, and approximated $11.8 million, $14.7 million and $12.9 million for fiscal 2001, fiscal 2002, and fiscal 2003, respectively.

      Retail stores revenues are recognized at the point of sale, net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon Alloy’s retail return policy, historical experience and evaluation of current sales and returns trends.

      Sponsorship revenues consist primarily of advertising provided for third parties in Alloy’s media properties or via marketing events or programs that it executes on the advertiser’s behalf. Revenue under these arrangements is recognized, net of the commissions and agency fees, when the underlying advertisement is published, broadcast or otherwise delivered pursuant to the terms of each arrangement. Delivery of advertising in other media forms is completed either in the form of the display of an “impression” or based upon the provision of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

contracted services in connection with the marketing event or program. In-catalog print advertising revenues are recognized as earned pro rata on a monthly basis over the estimated economic life of the catalog. Billings in advance of advertising delivery are deferred until earned.

      Other activities revenues consist of book development/publishing revenue and other service contracts. The revenues earned in connection with publishing activities are recognized upon publication of such property. Any amounts received prior to publication are treated as advances, and classified as a current liability. Contract revenues are recognized upon the delivery of the contracted services and when no significant company performance obligation remains. Billings recorded in advance of provision of services are deferred until the services are provided. Service revenues are recognized as the contracted services are rendered. In the case of Alloy’s advertising placement services, revenue is reported in accordance with Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Alloy conducts an analysis of its pricing and collection risk, among other tests, to determine whether revenue should be reported on a gross or net basis.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain balances in the prior year have been reclassified to conform to the presentation adopted in the current year.

Cash and Cash Equivalents

      Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Restricted Cash

      Restricted cash represents the cash that backs Alloy’s line of credit. Restricted cash classified in Current Assets on the consolidated balance sheets totaled approximately $3.3 million as of January 31, 2004. Restricted cash primarily represents collateral for standby letters of credit issued in connection with the Company’s merchandise sourcing activities. The restriction will be removed after the letters of credit expire or are cancelled.

Marketable Securities

      Alloy accounts for investments in marketable securities in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Alloy has evaluated its investment policies and determined that all of its investment securities are to be classified as available-for-sale. Available-for-sale securities are reported at fair value, with the unrealized gains and losses reported in stockholders’ equity, under the caption “accumulated other comprehensive (loss) income.” Realized gains and losses and declines in value judged to be other-than-temporary are recognized on the specific identification method in the period in which they occur.

Allowance for Doubtful Accounts

      Alloy determines its allowance for doubtful accounts based on the evaluation of the aging of its accounts receivable and a customer-by-customer analysis of its high-risk customers. Its reserves contemplate its historical

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

loss rate on receivables, specific customer situations, and the economic environments in which the Company operates.

Unbilled Accounts Receivable

      At January 31, 2003 and January 31, 2004, accounts receivable included approximately $4.0 million and $4.3 million, respectively, of unbilled receivables, which are a normal part of the Company’s sponsorship business, as some receivables are normally invoiced in the month following the completion of the earnings process.

Concentration of Credit Risk

      With respect to its sponsorship and other activities segment, Alloy provides media, marketing, advertising placement and event promotion services to over 1,500 clients who operate in a variety of industry sectors. Alloy extends credit to qualified clients in the ordinary course of its business. With respect to its direct marketing and retail stores segments, Alloy collects payment for all merchandise, and performs credit card authorizations and check verifications for all customers prior to shipment or delivery. Due to the diversified nature of its client base, it does not believe that it is exposed to a concentration of credit risk, as its largest client accounted for less than 2% of its fiscal 2003 consolidated revenue.

Fair Value of Financial Instruments

      The Company believes that the carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities and obligations under capital leases approximate their fair value due to the short maturities of these instruments. Marketable securities, including derivative financial instruments, are carried at their fair values in the accompanying consolidated balance sheets. Alloy calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. Alloy uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, Alloy uses standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows.

Inventories

      Inventories, which consist of finished goods, are stated at the lower of cost (first-in, first-out method) or market value.

Catalog Costs

      Catalog costs consist of catalog production and mailing costs. Catalog costs are capitalized and charged to expense over the expected future revenue stream, which is principally three to five months from the date the catalogs are mailed. Deferred catalog costs as of January 31, 2003 and 2004 were approximately $2.1 million and $2.0 million respectively. Catalog costs expensed for the years ended January 31, 2002, 2003 and 2004 were approximately $20.6 million, $25.9 million, and $32.0 million, respectively, and are included within Selling and Marketing expenses in the accompanying consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Property and Equipment

      Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the following estimated useful lives:

Computer equipment under capitalized leases	Life of the lease
Leasehold improvements	Life of the lease
Computer software and equipment	3 to 5 Years
Machinery and equipment	3 to 10 Years
Office furniture and fixtures	5 to 10 Years
Building	40 Years
Land	N/A

Goodwill and Other Intangibles

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill acquired resulting from a business combination for which the acquisition date was after June 30, 2001 is no longer amortized, but is periodically tested for impairment. Additionally, in accordance with SFAS No. 141, “Business Combinations,” Alloy allocates the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values including other identifiable intangible assets, as applicable, such as trade names, customer relationships and client lists. Information about acquisitions can be found in Note 3.

Goodwill and Other Indefinite-Lived Intangible Assets Impairment

      Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is designed to identify potential impairment by comparing the fair value of a reporting unit (generally, the Company’s reportable segment) with its net book value (or carrying amount), including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

      Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge. To assist in the process of determining goodwill impairment, the Company obtains appraisals from an independent valuation firm. In addition to the use of an independent valuation firm, the Company performs internal valuation analyses and considers other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

assumptions including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

      In fiscal 2003, Alloy recorded a $56.7 million charge to reduce the carrying value of goodwill and an approximate $1.9 million and $2.0 million charge to reduce the carrying value of other indefinite-lived intangible assets in the direct marketing segment and sponsorship and other segment, respectively. The combined $60.6 million charge is reflected as a component of operating income in the accompanying consolidated statement of operations. Any subsequent adjustment to purchase price related to the dELiA*s acquisition due to the finalization of the preacquisition contingencies related to taxes (other than income taxes) and other matters for which the Company is awaiting additional information for its completion of purchase price allocation, may result in an adjustment to the impairment charge. Additional information about SFAS No. 142 is contained in Note 4.

Impairment of Long-Lived Assets

      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which the Company adopted in 2002, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Pursuant to SFAS No. 144, the Company performed an analysis of the recoverability of certain long-lived assets during the fourth quarter of fiscal 2003 and recorded an asset impairment charge of $1.3 million in the direct marketing segment. Alloy determined that the carrying amounts of the non-competition agreement of $144,000 related to Old Glory, the website of $31,000 related to Old Glory and the non-competition agreement of $23,000 related to Girlfriends LA were impaired as the Company plans to discontinue marketing its Old Glory and Girlfriends LA brands. In addition, the future cash flows related to Dan’s Comp could not fully support the carrying amount of Dan’s Comp’s long-lived assets. As a result, an impairment charge related to the non-competition agreement of $209,000, property and equipment of $159,000, and mailing list of $749,000 was recorded.

Stock Option and Employee Stock Purchase Plans

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price. The Company discloses the pro forma effect on net income (loss) and earnings per share as required by SFAS No. 123, “Accounting for Stock-Based Compensation,” recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant.

      Shares issued under the employee stock purchase plan are considered noncompensatory for the determination of compensation expense under APB No. 25, but the fair value of the benefit related to acquiring such shares at a discount is included as compensation expense in the pro forma disclosures required by SFAS No. 123.

      The following table reflects the effect on net (loss) income and (loss) earnings per share attributable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

stock-based employee compensation. These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years.

	Year Ended January 31,

	2002	2003	2004

	(Amounts in thousands,
	except per share data)
Net (loss) income	$(15,600)	$23,295	$(75,215)
Add: Total stock-based employee compensation costs included in reported net (loss) income, net of taxes	209	31	1,001
Less: Total stock-based employee compensation costs determined under fair value based method for all awards, net of taxes	(10,356)	(14,290)	(12,965)

Pro forma net (loss) income	$(25,747)	$9,036	$(87,179)

Basic (loss) earnings attributable to common stockholders per share:
As reported	$(1.02)	$0.55	$(1.87)
Pro forma	$(1.42)	$0.18	$(2.16)
Diluted (loss) earnings attributable to common stockholders per share:
As reported	$(1.02)	$0.53	$(1.87)
Pro forma	$(1.42)	$0.17	$(2.16)

      SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123,” which was issued in December 2002, provides alternative methods of transition for an entity that changes to the fair value based method of accounting for stock-based compensation and requires more prominent disclosure of the pro forma impact on earnings per share. The disclosure portion of the statement was adopted in 2002. On April 22, 2003, the FASB determined that fair value of stock-based compensation should be recognized as a cost in the financial statements. On March 31, 2004, the FASB issued an exposure draft that provides for a comment period, which ends June 30, 2004. The proposed statement would be effective for awards that are granted, modified, or settled in fiscal years beginning after December 15, 2004. The Company has not yet determined the impact of this statement on its consolidated financial position, results of operations or cash flows.

      See Note 14 for additional information concerning the Company’s stock option and employee stock purchase plans.

Income Taxes

      The Company accounts for deferred income taxes using the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are measured using rates expected to be in effect when those assets and liabilities are recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in that period that includes the enactment date.

Net (Loss) Earnings Per Share

      Basic and diluted net (loss) earnings per share are computed and presented in accordance with SFAS No. 128, “Earnings per Share.” Basic net (loss) earnings per share was determined by dividing net loss by the weighted-average number of common shares outstanding during each period. Contingently issuable shares are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

excluded from the calculation of basic net loss per share until the contingency related to the shares is resolved. Diluted net income per share of the Company includes the impact of certain potentially dilutive securities. However, diluted net loss per share excludes the effects of potentially dilutive securities because inclusion of these instruments would be anti-dilutive. A reconciliation of the net income available for common stockholders and the number of shares used in computing basic and diluted net (loss) income per share is provided in Note 16.

Derivative Instruments and Hedging Activities

      In July 2000, Alloy purchased put options and sold call options (referred to as collars) on a total of 600,000 shares of Liberty Digital, Inc. (“LDIG”) common stock, representing a portion of LDIG common stock already owned by Alloy as available-for-sale marketable securities. The options allowed Alloy to sell LDIG common stock at various prices and were designated as a hedge against potential declines in the fair value of LDIG common stock. The options were to expire on various dates beginning January 2003 through July 2003. The net fair values of the options were $9.3 million on January 31, 2001 and they were classified as available-for-sale marketable securities with a corresponding unrealized gain included in accumulated other comprehensive income in the accompanying consolidated balance sheet.

      Alloy adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related amendments in SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” These pronouncements require companies to reflect the fair value of all derivative instruments, including those embedded in other contracts, as assets or liabilities in an entity’s balance sheet. Changes in fair value of derivative instruments are generally reflected in earnings, with the exception of certain hedging transactions, for which the change in fair value may be accounted for as a component of other comprehensive income, provided that certain criteria are met as specified in these pronouncements.

      In connection with the adoption of SFAS No. 133 on February 1, 2001, Alloy transferred 628,305 shares of Liberty Digital, Inc. common stock together with the equity collars on 600,000 shares of Liberty Digital common stock that were previously designated as fair value hedges and classified as available-for-sale, to the classification of trading securities, pursuant to SFAS No. 133. The impact of the transfer was to recognize earnings of $854,000 as of February 1, 2001, representing the net unrealized holding gain for the securities as of February 1, 2001. In March 2001, Alloy sold its Liberty Digital shares and unwound the collars, which generated a net loss on the sales of the securities of $196,000 resulting in a total net gain on the sales of securities for fiscal 2001 of $658,000. As of January 31, 2004, Alloy does not have any freestanding derivative instruments, or instruments with embedded derivative features.

Recently Issued Accounting Pronouncements

      The following pronouncements impact Alloy’s financial statements as discussed below:

      SFAS No. 146 — “Accounting for Costs Associated With Exit or Disposal Activities” requires costs associated with exit or disposal activities to be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Alloy adopted SFAS No. 146 effective January 1, 2003. The impact of SFAS No. 146 on Alloy’s consolidated financial position is further described in Note 18 to the financial statements.

      SFAS No. 148 — “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB No. 123” was issued as an amendment to FASB No. 123, “Accounting for Stock-Based Compensation” and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation (in accordance with SFAS No. 123). Alloy has applied the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and Alloy has made the annual pro forma disclosures of the effect of adopting the fair value method

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

of accounting for employee stock options and similar instruments as required by SFAS No. 123 and permitted under SFAS No. 148. SFAS No. 148 also requires pro forma disclosure to be provided on a quarterly basis. Alloy began the quarterly disclosures for the first quarter of fiscal 2003 and will continue to closely monitor developments in the area of accounting for stock-based compensation. On April 22, 2003, the FASB determined that fair value of stock-based compensation should be recognized as a cost in the financial statements. On March 31, 2004, the FASB issued an exposure draft that provides for a comment period, which ends June 30, 2004. The proposed statement would be effective for awards that are granted, modified, or settled in fiscal years beginning after December 15, 2004. The Company has not yet determined the impact of this statement on its consolidated financial position, results of operations or cash flows.

      SFAS No. 149 — “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. This statement did not have a material impact on the Company’s financial position or operating results.

      SFAS No. 150 — “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), whereby many of those instruments were previously classified as equity. SFAS No. 150 is effective for all freestanding financial instruments entered into or modified after May 31, 2003 otherwise it became effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Alloy adopted the provisions of SFAS No. 150 effective August 1, 2003. The adoption of SFAS No. 150 did not have an impact on the financial statements as Alloy’s Series B Convertible Preferred Stock, which is the only applicable financial instrument of Alloy, is outside the scope of SFAS No. 150.

      FASB Interpretation No. 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including the Indirect Guarantees of Indebtedness to Others” (“FIN No. 45”). FIN No. 45 sets forth the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The application of FIN No. 45 did not result in additional disclosure in Alloy’s fiscal 2003 financial statements and did not have a material impact on its fiscal 2003 consolidated results of operations or financial position.

      FASB Interpretation No. 46 — “Consolidation of Variable Interest Entities.” (“FIN 46”). FIN 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting or similar rights. An entity that consolidates a variable interest entity is the primary beneficiary of the entity’s activities. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and required application in the first period ending after December 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company’s consolidated results of operations or financial position. In December of 2003, the FASB revised FIN 46 (“FIN 46R”), which delayed the required implementation date for variable interest entities until the end of the first reporting period that ends after March 15, 2004. FIN 46R applies to our financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

statements for the period ending April 30, 2004. We do not believe the adoption of FIN 46R will have a material impact on our consolidated results of operations or financial position.

      Emerging Issues Task Force 02-16 — “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). EITF 02-16 addresses the accounting by a reseller for consideration received from a vendor. A consensus was reached that cash consideration is presumed to be a reduction in the price of a vendor’s product that should be recognized as a reduction of cost of sales. However, this presumption can be overcome when the consideration received is for the reimbursement of specific, identifiable and incremental costs of the reseller. In that event, the consideration, subject to a threshold, is recognized as a reduction in selling, general and administrative expenses. The provisions of EITF 02-16 are effective for all new arrangements, or modifications to existing arrangements, entered into after December 31, 2002. The release did not have a significant effect on the Company’s results of operations or financial position.

      Emerging Issues Task Force 02-17 — “Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination” (“EITF 02-17”). EITF 02-17 may impact Alloy’s acquisitions as it establishes that customer lists, customer contracts and the related customer relationships are intangible assets to be recognized as assets apart from goodwill. Effective October 25, 2002, the Company adopted the provisions of this EITF for the business combinations consummated and goodwill impairment test performed. As a result of adopting these provisions, Alloy identified customer relationships as part of its application of purchase accounting. This identification of customer relationships reduced the amount of recorded goodwill relating to the acquisitions. As a result, the amount of goodwill subject to the annual impairment test was reduced.

      Emerging Issues Task Force 03-01 — “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 establishes additional disclosure requirements for each category of FAS 115 investments in a loss position. EITF 03-01 requires disclosure of the aggregate amount of unrealized losses, and the aggregate related fair value of their investments with unrealized losses. Those investments are required to be segregated by those in a loss position for less than twelve months and those in a loss position for greater than twelve months. Additionally, certain qualitative disclosures should be made to clarify a circumstance whereby an investment’s fair value that is below cost is not considered other-than-temporary. The disclosure requirements were effective for the fiscal year ended January 31, 2004. The accounting guidance of EITF 03-01 will be effective for reporting periods beginning after June 15th and is not expected to have a material effect on the Company’s results of operations or financial position.

      In January 2003, the SEC issued a new disclosure regulation, “Conditions for Use of Non-GAAP Financial Measures” (“Regulation G”), which is effective for all public disclosures and filings made after March 28, 2003. Regulation G requires public companies that disclose or release information containing financial measures that are not in accordance with GAAP to include in the disclosure or release a presentation of the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure. Alloy became subject to Regulation G in fiscal 2003 and believes that it is in compliance in all material respects with the new disclosure requirements.

3.	Acquisitions

      Alloy completed four acquisitions during fiscal 2000, seven acquisitions during fiscal 2001, six acquisitions during fiscal 2002 and three significant acquisitions during fiscal 2003. Alloy’s acquisition strategy is to purchase companies that can reach Generation Y consumers through media, marketing services and/or direct marketing. In executing its acquisition strategy, one of the primary drivers in identifying and executing a specific transaction is the existence of, or the ability to, expand the Company’s wide range of media and marketing assets so that advertisers and marketers will have the ability to target the approximate 60 million Generation Y consumers in many different ways.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      All of the acquisitions have been accounted for under the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by Alloy’s management based on available information and on assumptions as to future operations. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. The allocations of the purchase prices for the fiscal 2003 acquisitions are subject to revision based on the final determination of the fair value of the assets acquired and liabilities assumed as of the dates of acquisition. For all acquisitions that involve escrowed shares, the value of these shares has been included in the initial purchase price allocation. Any subsequent changes are reflected as an adjustment to goodwill. The amounts allocated to goodwill for certain acquisitions may also change in the future pending the outcome of other contingent arrangements, such as earn-outs, as described below. A description of Alloy’s significant acquisitions completed during fiscal 2001, fiscal 2002 and fiscal 2003 is as follows:

Significant Fiscal 2001 acquisitions

CASS Communications

      In August 2001, Alloy acquired of all the capital stock of CASS Communications, Inc. (“CASS”), an Illinois corporation, founded in 1968, with a principal place of business in Evanston, Illinois. CASS’s contracted media and promotional channels, including college and high school newspapers, reach students on college and high school campuses via outdoor and display media assets, and provide marketers with full service event production and promotion capability. To complete the acquisition of CASS, Alloy exchanged 1,720,392 shares of unregistered common stock, having a value of $23.1 million, of which 258,059 shares were placed in escrow in accordance with the terms of the related agreements; $9.7 million in cash; additional shares of Alloy common stock if CASS exceeded certain earnings targets over the 12-month period following the acquisition; and a contingent note, which note expired in April 2002 without payments being made thereunder. In addition, no additional shares of Alloy common stock were issued since the earnings targets were not reached over the 12-month period following the acquisition. In August 2002, the 258,059 shares of common stock held in escrow were released. Cash paid during fiscal 2002 for costs related to the acquisition was approximately $1.8 million. The total cost of this acquisition, including acquisition costs was $35.4 million. In connection with the acquisition, Alloy has recorded approximately $36.2 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Non-competition agreements	200	3 years
Trademarks	400	indefinite

	$600

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. During the fourth quarter of fiscal 2003, Alloy recorded a $400,000 impairment of CASS’s trademarks. The results of CASS’s operations have been included in Alloy’s financial statements since August 2001.

Dan’s Competition

      In September 2001, Alloy acquired of all of the outstanding capital stock of Dan’s Competition, Inc. (“Dan’s Comp”), an Indiana corporation, incorporated in 1996, with a principal place of business in Mt. Vernon, Indiana. Dan’s Comp is a direct marketer to teenage boys and a distribution brand in the action sports market. To complete the acquisition of Dan’s Comp, Alloy exchanged 2,081,037 shares of unregistered common stock, having a value of $25.2 million (or $12.34 per share on the transaction date) of which 370,370 shares were placed

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

in escrow in accordance with the terms of the related agreements; $11.0 million in cash; and two contingent promissory notes, which notes expired in November 2002 without any payments being made thereunder. The escrowed shares were released in October 2002. An additional 37,037 shares were issued in connection with a final working capital determination. The resulting additional purchase price of $721,000 ($19.47 per share) has been allocated to goodwill. The escrowed shares were released in October 2002. The total cost of this acquisition, including acquisition costs, was $37.0 million. In connection with the acquisition, Alloy has recorded approximately $27.8 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$50	3 years
Mailing lists	3,500	4 years
Non-competition agreements	800	5 years
Trademark	1,600	indefinite

	$5,950

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. During the fourth quarter of fiscal 2003, Alloy recorded an approximate $1.1 million impairment charge related to Dan’s Comp’s trademark. In addition, Alloy determined that the non-competition agreement, property and equipment, and mailing list were impaired and recorded charges for $209,000, $159,000 and $749,000, respectively. The results of Dan’s Comp’s operations have been included in Alloy’s financial statements since September 2001.

360 Youth

      In November 2001, Alloy acquired substantially all of the assets of the 360 Youth business of MarketSource Corporation, a Delaware corporation. The 360 Youth business focuses on providing marketing and promotional services targeted at teenagers and young adults, including acquiring and placing advertising and other promotional materials or otherwise targeting the Generation Y market in all forms of media, and developing, staging and promoting events targeted at the Generation Y market. Alloy acquired 360 Youth to expand its range of media assets. To complete the acquisition of 360 Youth, Alloy exchanged 1,839,520 shares of unregistered common stock, having a value of $30.1 million of which 283,286 shares were placed in escrow in accordance with the terms of the related agreements; $13.4 million in cash; and warrants to purchase up to 110,000 shares of Alloy common stock. In accordance with its terms, one warrant may be exercised at a price of $13.78 per share with respect to 50,000 shares of common stock on or after November 26, 2002 and prior to November 26, 2007, and with respect to the remaining 50,000 shares of common stock, on or after November 26, 2003 and prior to November 26, 2008. The second warrant for 10,000 shares is currently exercisable at a price of $13.78 per share and expires on November 25, 2007. The fair value of the warrants was established as $950,000 using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 50%, risk-free interest rate of 4.61% and expected life of 6.5 years. In fiscal 2002, Alloy paid $645,000 in cash as additional consideration under the earnout provisions of the acquisition agreement. Additionally in March 2003, Alloy issued as additional consideration 1,545,947 shares of Alloy common stock, having a value of $7.7 million because 360 Youth exceeded certain earnings targets over the 12-month period following the acquisition. The escrowed shares were released in November 2002 after the resolution of all acquisition-related contingencies. The total cost of this acquisition, including acquisition costs, was $53.5 million. In connection with the acquisition, Alloy has recorded approximately $50.1 million of goodwill representing the net excess of purchase price over

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$10	3 years
Non-competition agreements	1,300	3 years
Trademarks	1,400	indefinite

	$2,710

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. The results of 360 Youth’s operations have been included in Alloy’s financial statements since November 2001.

Significant Fiscal 2002 Acquisitions

Girlfriends LA

      In March 2002, Alloy acquired GFLA, Inc. (“Girlfriends LA”), a California corporation that is a direct marketer of apparel to young girls. Alloy acquired all of the issued and outstanding shares of capital stock of Girlfriends LA for $7.2 million in cash, of which $875,000 initially was placed in escrow ($100,000 was released to Alloy to cover certain acquisition liabilities in May, 2002 and in June 2003 $530,000 was released to the sellers and $245,000 was returned to Alloy), 20,000 shares of Alloy common stock valued at $283,000, and warrants to purchase up to 100,000 shares of Alloy common stock valued at $691,000. Total cash paid including acquisition costs, net of cash acquired approximated $7.8 million. The total cost of this acquisition, including acquisition costs, was $8.8 million. Alloy recorded approximately $7.5 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$146	2 years
Mailing lists	550	4 years
Non-competition agreements	60	3 years
Trademarks	490	indefinite

	$1,246

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. During the fourth quarter of fiscal 2003, Alloy determined that the trademarks of $490,000 were impaired. In addition, Alloy determined that the remaining carrying amount of the non-competition agreement of $23,000 was impaired. As a result, Alloy recognized the impairment expense in its fourth quarter of fiscal 2003. The website was previously fully amortized and the mailing lists will be used by the Alloy and dELiA*s direct marketing brands. The results of Girlfriends LA’s operations have been included in Alloy’s financial statements since March 2002. Alloy plans to discontinue the production of the Girlfriends LA catalog during fiscal 2004.

Student Advantage Marketing Group

      In May 2002, Alloy acquired substantially all of the assets of the events and promotions business of Student Advantage, Inc. in exchange for $6.5 million in cash, and up to $1.5 million of future performance-based cash consideration. The $1.5 million cash performance-based consideration has been paid in full. In addition, the parties agreed to extend an escrow created in connection with another acquisition between them and allow Alloy

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

to make claims against such escrow for breaches by Student Advantage of the Student Advantage Marketing Group Asset Purchase Agreement, which escrow has been released. Total cash paid including acquisition costs, net of cash acquired, approximated $8.2 million. The total cost of this acquisition, including acquisition costs, was $8.2 million. Alloy has recorded approximately $7.0 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Client relationships	1,600	2.5 years
Non-competition agreements	100	3 years

	$1,700

      The results of Student Advantage Marketing Group’s operations have been included in Alloy’s financial statements since May 2002.

Market Place Media

      In July 2002, Alloy acquired all of the issued and outstanding stock of MPM Holding, Inc. (“MPM Holding”), whose sole operating asset was Armed Forces Communications, Inc., d/b/a/ Market Place Media, a major media placement and promotions company serving the college, multi-cultural and military markets through print, broadcast, out-of-home and event media. As part of the Company’s acquisition strategy, Market Place Media expands the Company’s media assets and provides advertisers with a greater access to the Generation Y consumer. Alloy paid $48.0 million in cash to complete the acquisition, subject to adjustment based upon the outcome of a final working capital audit, $4.3 million of which was placed into escrow as security for the satisfaction of the indemnification obligations of MPM Holdings, and $1.0 million of which was placed into a supplemental escrow as security for the collection of certain accounts receivable of Armed Forces Communications, Inc. The $5.3 million placed into escrow was released during 2003. Alloy paid $1.5 million as part of the working capital adjustment during the second half of fiscal 2002 and paid an additional $1.6 million as a working capital adjustment in May 2004. As of January 31, 2004, total cash paid including acquisition costs, net of cash acquired approximated $50.1 million. The total cost of this acquisition, including acquisition costs and net of cash acquired, was $52.2 million. Alloy has recorded approximately $43.7 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$50	3 years
Client relationships	2,400	3 years
Non-competition agreements	700	3 years
Trademarks	4,700	indefinite

	$7,850

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. During the fourth quarter of fiscal 2003, Alloy recorded an approximate $1.0 million impairment charge of Market Place Media’s trademarks. The results of Market Place Media’s operations have been included in Alloy’s financial statements since July 2002.

YouthStream Media Networks

      In August 2002, Alloy acquired substantially all of YouthStream Media Networks, Inc.’s high school and college targeted marketing and media assets, which included over 20,000 out-of-home display media boards in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

high schools and on college campuses, media placement capabilities in college and high school newspapers, and event marketing services and contracts. Alloy paid $7.0 million in cash to complete the acquisition, subject to adjustment based upon the outcome of a final working capital audit. Alloy paid $231,000 for the working capital adjustment during fiscal 2002. Total cash paid including acquisition costs, net of cash acquired approximated $7.5 million. The total cost of this acquisition, including acquisition costs, was $7.5 million. Alloy has recorded approximately $4.5 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$25	2.5 years
Client relationships	800	2.5 years
Non-competition agreements	100	1.5 years
Trademarks	135	indefinite

	$1,060

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. During the fourth quarter of fiscal 2003, Alloy recorded a $135,000 impairment charge of YouthStream Media Networks’ trademark. The results of YouthStream Media Networks’ operations have been included in Alloy’s financial statements since August 2002.

Career Recruitment Media

      In November 2002, Alloy acquired substantially all of the assets of Career Recruitment Media, Inc., an Illinois corporation (“CRM”). Alloy paid approximately $2.3 million in cash and issued a warrant valued at $43,000 to purchase up to 10,000 shares of Alloy common stock to complete the acquisition. In connection with this acquisition, Alloy was given the option to purchase the remaining assets of Career Recruitment Media, which option it exercised in September 2003. Total cash paid including acquisition costs, net of cash acquired approximated $2.4 million. The total cost of this acquisition, including acquisition costs, was $2.5 million. Alloy has recorded approximately $2.2 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$50	33 months
Client relationships	100	33 months
Non-competition agreements	50	30 months
Trademarks	75	indefinite

	$275

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. The results of CRM’s operations have been included in Alloy’s financial statements since November 2002.

Old Glory

      In December 2002, Alloy acquired Old Glory Boutique Distributing, Inc. (“Old Glory”), a Connecticut corporation, a direct marketer of music and entertainment lifestyle products including apparel, accessories and collectibles through direct mail catalogs and the internet. Alloy paid approximately $9.6 million to complete the

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

acquisition, of which $1.2 million was held in escrow. In April 2004, $300,000 of such escrowed cash was released to Alloy and the remaining escrowed funds were released to the sellers. Total cash paid including acquisition costs, net of cash acquired, approximated $10.1 million. The total cost of this acquisition, including acquisition costs, net of cash acquired, approximated $10.1 million. Alloy has recorded approximately $9.5 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$50	3 years
Mailing lists	450	7 years
Non-competition agreements	200	4 years
Trademarks	300	indefinite

	$1,000

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. During the fourth quarter of fiscal 2003, Alloy recorded an approximate $300,000 impairment charge related to Old Glory’s trademarks. In addition, Alloy determined that the carrying amounts of the non-competition agreement of $144,000 and the website of $31,000 were impaired. As a result, Alloy recognized the associated expense of $175,000 in its fourth quarter of fiscal 2003. The mailing lists will be used by the other Alloy direct marketing brands. The results of Old Glory’s operations have been included in Alloy’s financial statements since December 2002. Alloy plans to discontinue the production of the Old Glory catalog during fiscal 2004.

Significant Fiscal 2003 Acquisitions

OCM Direct, Inc., Collegiate Carpets, Inc. and Carepackages, Inc.

      In May 2003, Alloy acquired substantially all of the assets and liabilities of OCM Direct, Inc., Collegiate Carpets, Inc. and Carepackages, Inc., wholly owned subsidiaries of Student Advantage, Inc., which companies were in the business of direct marketing to college students and their parents a variety of college or university endorsed products. These businesses have been transferred to Alloy’s wholly owned subsidiaries, On Campus Marketing, LLC, Collegiate Carpets, LLC and Carepackages, LLC. Alloy paid approximately $15.6 million in cash $1.0 million of which was placed into escrow, and assumed a $5.0 million credit facility to complete the acquisition. As of January 31, 2004, the total cash paid including acquisition costs, net of cash acquired, approximated $15.4 million. The total cost of this acquisition, net of cash acquired and including acquisition costs, is estimated to be $15.5 million. In addition, Alloy paid off the $5.0 million credit facility during the second quarter. Alloy has recorded approximately $16.3 million of goodwill representing the excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$425	3 years
Customer relationships	2,000	8 years
Non-competition agreements	811	48-58 months
Trademarks	900	indefinite

	$4,136

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. The operations of this acquisition have been included in Alloy’s financial statements since May 2003.

dELiA*s

      In September 2003, Alloy acquired all of the outstanding stock of dELiA*s Corp. (“dELiA*s”), a multi-channel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. dELiA*s reaches its customers through the dELiA*s catalog, www.dELiAs.com and 61 dELiA*s retail stores. Through the acquisition of dELiA*s, Alloy seeks to generate financial savings by consolidating operations and eliminating duplicate functions, improve catalog circulation productivity by combining name databases and establish a retail store presence that may be expanded over time. These key transaction drivers supported the acquisition price and the associated goodwill resultant from the purchase of dELiA*s. Alloy paid approximately $50.1 million to complete the acquisition. As of January 31, 2004, the total cash paid including acquisition costs, net of cash acquired, approximated $46.2 million. The total cost of this acquisition, net of cash acquired and including acquisition costs, was approximately $47.0 million, of which $43.6 million was recorded as goodwill. Estimated acquisition costs consist of professional fees of approximately $2.8 million and other costs of approximately $600,000. The results of dELiA*s’ operations have been included in Alloy’s financial statements since September 2003.

Allocation of Purchase Price

      The purchase price has been allocated based on an estimate of the fair value of assets acquired and liabilities assumed. To the extent that the Company’s estimates need to be adjusted for the preacquisition contingencies predominately related to taxes (other than income taxes) and other matters for which the Company is awaiting additional information for its completion of purchase price allocation, it will make such adjustments.

      The purchase price for dELiA*s was allocated as follows (in thousands):

Book value of net liabilities acquired	$(3,767)
Adjusted for write-off of intangible assets and deferred financing cost	230

Adjusted book value of net liabilities acquired	(3,997)
Remaining allocation:
Intangible assets(a)	4,615
Goodwill(b)	43,616
Restructuring costs(c)	(6,523)
Adjustment to fair value property, plant and equipment	(2,542)
Reduction of deferred revenues related to a licensing agreement that has no future legal performance obligation	16,500
Reduction of deferred rent liability in conjunction with the fair valuation of leases	3,173
Fair value of leasehold liabilities	(1,360)

Total purchase price allocation	$53,482

      Since Alloy’s initial allocation of the purchase price in the third quarter of fiscal 2003, its estimates have been revised. The adjusted estimated book value of net liabilities assumed increased $3.2 million primarily related to sales tax liabilities. In addition, estimates have been revised for intangible assets ($285,000 decrease), property, plant, and equipment ($2.5 million decrease), leasehold liabilities ($1.4 million increase), legal costs

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

($114,000 decrease) and goodwill ($7.3 million increase). These revisions reflect Alloy’s greater understanding of dELiA*s net liabilities since the acquisition date.

      (a) Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. The fair values of the amortizable intangible assets are as follows (in thousands):

		Useful Life
	Fair Value	(Years)

Websites	$1,300	3
Mailing Lists	25	6
Non-competition Agreements	390	4.25
Leasehold Interests	300	6-7
Trademarks	2,600	indefinite

	$4,615

      (b) In accordance with the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets,” the goodwill and the acquired indefinite-lived intangibles associated with the acquisition will not be amortized. Goodwill resulting from this acquisition was allocated to the direct marketing segment during the fourth quarter of fiscal 2003.

      (c) As of the completion of the acquisition, Alloy management began to assess and formulate a plan to exit certain activities of dELiA*s. The plan, as initially adopted, specifically identified significant actions to be taken to complete the plan and activities of dELiA*s that will not be continued, including the method of disposition and location of those activities. At the completion of the acquisition, Alloy was contractually obligated to pay certain termination costs to three executives of dELiA*s. Management has estimated liabilities related to the net present value of these termination costs to be approximately $2.7 million, of which approximately $1.3 million has been paid as of January 31, 2004. The remaining costs have resulted in an increase to short-term and long-term liabilities, which are estimated to be approximately $100,000 and $1.3 million, respectively. In addition, upon completion of its assessment, management estimated $3.8 million of store exit and lease costs and severance related to 17 dELiA*s retail stores. These expenses are accrued as current liabilities as of January 31, 2004.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following dELiA*s condensed balance sheet discloses the amounts assigned to each major asset and liability at September 4, 2003, the date of acquisition (amounts in thousands):

As of
9/4/2003

ASSETS
Current assets	$28,652
Fixed assets	20,161
Other assets	130
Intangible assets	4,615
Goodwill	43,616

Total Assets	$97,174

LIABILITIES
Accounts payable and other current liabilities	$32,409
Short-term debt	6,911
Notes payable	2,987
Other liabilities	1,385

Total Liabilities	$43,692

NET ASSETS ACQUIRED	$53,482

CollegeClub.com

      In November 2003, Alloy acquired CollegeClub.com, a website providing e-mail, clubs, chat, personal sites, student discounts and advice. Alloy paid approximately $800,000 to complete the acquisition and could pay an additional $400,000 of cash consideration based on future performance. The total purchase price of this acquisition, including acquisition costs, was approximately $1.3 million. Total cash paid, including acquisition costs, approximated $853,000. Alloy has recorded approximately $1.1 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life

Websites	$260	3 years
Customer relationships	150	3 years
Non-competition agreements	40	2 years
Trademarks	25	indefinite

	$475

      Trademarks are deemed to have indefinite lives and therefore are not amortized but are reviewed for impairment annually. The results of CollegeClub.com’s operations have been included in Alloy’s financial statements since November 2003.

Unaudited Pro Forma Financial Information

      The following unaudited pro forma financial information presents the consolidated operations of the Company as if the fiscal 2003 acquisition of dELiA*s had occurred as of the beginning of fiscal 2003 for the fiscal 2003 results and as of the beginning of fiscal 2002 for the fiscal 2002 results. The unaudited pro forma

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

information excludes the impact of all other fiscal 2003 acquisitions since they are not considered to be material to the Company’s consolidated financial statements.

      The following unaudited pro forma financial information is provided for informational purposes only and should not be construed to be indicative of the Company’s consolidated results of operations had the acquisition been consummated on the date assumed and does not project the Company’s results of operations for any future period:

	For the Years Ended
	January 31,

	2003	2004

	(In thousands, except
	per share data)
	(Unaudited)
Net revenue	$436,962	$439,460
Net (loss) before cumulative effect of change in accounting principle	(13,540)	(100,318)
Net income (loss)	1,843	(100,318)
Preferred stock dividend and accretion	2,100	1,944
Net income (loss) available to common stockholders	$(257)	$(102,262)
Net (loss) attributable to common stockholders before cumulative effect of change in accounting principle per share:
Basic	$(0.41)	$(2.48)
Diluted	$(0.41)	$(2.48)
Net income (loss)available to common stockholders per share:
Basic	$(0.01)	$(2.48)
Diluted	$(0.01)	$(2.48)

      The unaudited pro forma financial information above reflects the following pro forma adjustments:

1. Elimination of historical amortization expense recorded by legacy dELiA*s related to definite-lived intangible assets.

2. Recording of:

•	amortization expense related to the estimated fair value of identified intangible assets from the purchase price allocation, which are being amortized over their estimated useful lives which range from 2 to 6 years, of approximately $529,000 in fiscal 2002 and $309,000 in fiscal 2003;

•	the adjustment to increase interest expense from borrowings to finance the dELiA*s acquisition by approximately $2.9 million in fiscal 2002 and $1.7 million in fiscal 2003;

•	the adjustment to decrease deferred rent expense by approximately $447,000 in fiscal 2002 and $266,000 in fiscal 2003.

•	the adjustment to decrease depreciation expense by approximately $500,000 in fiscal 2002 and $292,000 in fiscal 2003.

4.	Goodwill and Intangible Assets

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives that were acquired after June 30, 2001 are no longer amortized but instead evaluated for impairment at least annually. With respect to goodwill and intangibles with indefinite lives that were acquired prior to July 1, 2001, Alloy adopted the nonamortization provisions of SFAS No. 142 as of February 1, 2002.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following table reconciles previously reported net income as if the provisions of SFAS No. 142 had been in effect for the year ended January 31, 2002:

Year Ended
January 31, 2002

(Amounts in thousands
except per share data)
Reported net (loss)	$(15,600)
Add back: goodwill amortization	17,741

Adjusted net income	$2,141

Non-cash charge attributable to beneficial conversion feature of preferred stock issued	6,745
Preferred stock dividends and accretion of discount	3,013

Net (loss) attributable to common stockholders	$(7,617)

Basic (loss) attributable to common stockholders per share as reported	$(1.02)
as adjusted	$(0.31)
Diluted (loss) attributable to common stockholders per share as reported	$(1.02)
as adjusted	$(0.31)

Impairment of Goodwill and Indefinite-Lived Intangible Assets

      Due to the decline in catalog response rates, operating profit and cash flows were lower than expected during fiscal 2003. Based on that trend, as well as the addition and integration of dELiA*s, the cash flow projections could not support the goodwill within the direct marketing reporting unit. During the fourth quarter of fiscal 2003, a goodwill impairment charge of $56.7 million was recognized since the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the goodwill. Any subsequent adjustment to purchase price related to the dELiA*s acquisition resultant from the finalization of the preacquisition contingencies related to taxes (other than income taxes) and certain other matters for which the Company is awaiting additional information for its completion of purchase price allocation, may result in an adjustment to the impairment charge. Also, during the fourth quarter of fiscal 2003, an impairment charge for trademarks of $1.9 million and $2.0 million was recognized in the direct marketing segment and the sponsorship and other segment, respectively. In the direct marketing segment, a trademark impairment charge of $1.1 million was recognized since the carrying value of the reporting unit’s trademarks was greater than the fair value of the reporting unit’s trademarks primarily as a result of lower future estimated operating profit and cash flows related to the impaired trademarks. An additional $800,000 impairment charge was recognized due to the discontinued use of certain trademarks. In the sponsorship and other segment, an impairment charge of $1.0 million was recorded since the carrying value of the reporting unit’s trademarks was greater than the fair value of the reporting unit’s trademarks primarily as a result of lower future estimated operating profit and cash flows related to the impaired trademarks. An additional $1.0 impairment charge was recognized due to the discontinued use of certain trademarks. Estimates of trademark fair value were determined using the Income Approach. Refer to Note 2, “Summary of Accounting Policies, Goodwill and Other Indefinite-Lived Intangible Assets Impairment,” for further details regarding the procedure for evaluating goodwill for impairment.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The changes in the carrying amount of goodwill for the years ended January 31, 2003 and January 31, 2004 are as follows (in thousands):

	2003	2004

Gross balance, beginning of year	$205,120	$296,999
Goodwill acquired during the year	91,879	61,191
Impairment of goodwill	—	(56,748)

Gross balance, end of the year	296,999	301,442
Accumulated goodwill amortization, prior to the adoption of SFAS 142	(26,646)	(26,646)

Net balance, end of year	$270,353	$274,796

Intangible Assets Related to Businesses Acquired

      The acquired intangible assets as of January 31, 2003 and January 31, 2004 were as follows:

	January 31, 2003		January 31, 2004

	Gross		Gross		Weighted Average
	Carrying	Accumulated	Carrying	Accumulated	Amortization
	Amount	Amortization	Amount	Amortization	Period (Years)

	(Amounts in thousands)
Amortizable intangible assets:
Mailing Lists	$4,553	$1,314	$3,858	$2,416	4.3
Noncompetition Agreements	3,695	1,074	5,060	2,527	3.5
Marketing Rights	5,650	3,052	5,650	5,650	2.3
Websites	841	331	2,890	961	2.9
Client Relationships	4,000	378	7,405	2,441	3.9
Leasehold Interests	—	—	300	41	6.5

	$18,739	$6,149	$25,163	$14,036
Nonamortizable intangible assets:

Trademarks	$9,625	—	$9,535	—	N/A

      In April 2002, Alloy purchased a two-year right to serve as the agent for selling, licensing and marketing the media assets of a youth-oriented website for $4.9 million. This contract was amended in May 2003 and then again in September 2003. The Company continually monitors the operating performance of this contract. In the fourth quarter of fiscal 2002, it was determined that based on future cash flow estimates, the carrying amount of the marketing rights would not be recoverable over the remaining term of the contract. Accordingly, an impairment charge of $1.0 million was recognized as additional amortization expense in the sponsorship segment, representing the excess of the net carrying amount of the intangible asset over its estimated fair value, determined as the discounted estimated future cash flows under the contract. This two-year right was fully amortized by the end of the fourth quarter of fiscal 2003.

      The weighted average amortization period for acquired intangible assets subject to amortization is approximately 3.4 years. The amortization expense related to fiscal 2001, 2002 and 2003 was $574,000, $5.6 million and $7.9 million, respectively. The estimated remaining amortization expense for each of the next five fiscal years through the fiscal year ending January 31, 2009 is $5.4 million, $2.7 million, $1.1 million, $543,000 and $398,000, respectively.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

5.     Exchange Transaction

      On April 14, 2000, Alloy entered into a financial and strategic arrangement with Liberty Digital, Inc. (“LDIG”), a subsidiary of Liberty Media Group, Inc. (“LMG”), which has since been merged into LMG pursuant, to which Alloy issued 2,922,694 shares of its common stock having a fair value of $35.1 million, or $12 per share, to a subsidiary of LDIG in exchange for $10 million in cash and 837,740 shares of LDIG common stock having a fair value of $19.5 million. Alloy subsequently collared 600,000 LDIG shares (see Note 2 “Derivative Instruments and Hedging Activities”). As of January 31, 2004, Alloy holds no LDIG or LMG shares. The Alloy common shares issued to LDIG represented 19.9% of the then issued and outstanding common stock of Alloy immediately prior to the transaction. Subsequent to the transaction, LDIG had a 16.6% ownership interest in Alloy’s issued and outstanding common stock. As a result of subsequent issuances of Alloy common stock, as of January 31, 2004, LMG had an ownership interest in Alloy of approximately 6.94%.

6.     Marketable Securities

      Fair values of taxable auction securities, tax-advantaged auction securities, corporate debt securities and equity securities are based upon quoted market prices. The following is a summary of available-for-sale marketable securities at January 31, 2003 and 2004, respectively:

	Gross	Gross
	Unrealized	Unrealized		Estimated
	Amortized	Holding	Holding	Fair
	Cost	Gains	Losses	Value

	(Amounts in thousands)
January 31, 2003
Taxable auction securities	$2,000	$—	$—	$2,000
Corporate debt securities	21,002	166	—	21,168
Equity securities	3	—	(2)	1

Total available-for-sale securities	$23,005	$166	$(2)	$23,169

January 31, 2004
Taxable auction securities	$4,700	$—	$—	$4,700
Tax-advantaged auction securities	6,000	—	—	6,000
Corporate debt securities	13,926	3	(31)	13,898
Equity securities	3	—	(2)	1

Total available-for-sale securities	$24,629	$3	$(33)	$24,599

      The amortized cost and estimated fair value of debt securities available-for-sale at January 31, 2004 by contractual maturity are as follows:

	Gross
	Unrealized	Estimated
	Amortized	Fair
	Cost	Value

	(Amounts in thousands)
January 31, 2004
Due in one year or less	$19,024	$19,013
Due after one year	5,602	5,585

	$24,626	$24,598

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      On an ongoing basis, Alloy evaluates its investment in debt and equity securities to determine if a decline in fair value is other-than-temporary. When a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. As of the end of fiscal 2003, the Company held a portfolio of $24.6 million in fixed income marketable securities for which, due to the conservative nature of its investments and relatively short duration did not result in any impairment charge.

Realized Gain on Marketable Securities and Write-off of Investments, Net

      In fiscal 2002, realized gains from sales of marketable securities were approximately $97,000. Net realized gains on the sales of marketable securities were approximately $66,000 in fiscal 2003. In addition, the Company wrote off $313,000 of minority investments in private companies during the fourth quarter of fiscal 2003, since these private companies either declared bankruptcy or ceased operations.

7.     Property and Equipment

      At January 31, 2003 and 2004, property and equipment, net, consists of the following:

	2003	2004

	(Amounts in thousands)
Computer equipment under capitalized leases	$676	$318
Computer equipment	10,975	14,891
Machinery and equipment	6,397	8,665
Office furniture and fixtures	1,286	3,964
Leasehold improvements	1,754	10,123
Building	—	6,159
Land	—	500

	21,088	44,620
Less: accumulated depreciation and amortization	(11,007)	(17,386)

	$10,081	$27,234

      Due to declines in catalog response rates, the Company performed recoverability analysis of long-lived assets in the direct marketing segment during the fourth quarter of fiscal 2003. The recoverability of long-lived assets were measured by comparing the carrying amount of a group of assets to estimated undiscounted future cash flows expected to be generated by that group of assets. Since the carrying amounts of certain groups of assets exceeded their estimated future cash flows, an impairment charge of $1.3 million was recognized in the direct marketing segment. Alloy determined that the carrying amounts of the non-competition agreement of $144,000 related to Old Glory, the website of $31,000 related to Old Glory and the non-competition agreement of $23,000 related to Girlfriends LA were impaired as the Company plans to discontinue marketing its Old Glory and Girlfriends LA brands. Other assets of these businesses, namely mailing lists, were not deemed impaired as they are and can be used by other parts of the direct marketing segment. In addition, the future cash flows related to Dan’s Comp could not fully support the carrying amount of Dan’s Comp’s long-lived assets. As a result, an impairment charge related to the non-competition agreement of $209,000, property and equipment of $159,000 and mailing list of $749,000 was recorded.

      Depreciation and amortization expense related to property and equipment (including capitalized leases) was approximately $2.6 million, $4.2 million, and $6.7 million for fiscal 2001, 2002, and 2003 respectively.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

8.     Current Liabilities

Mortgage Note Payable

      dELiA*s was subject to certain covenants under a mortgage loan agreement relating to dELiA*s’ fiscal 1999 purchase of a distribution facility in Hanover, Pennsylvania, including a covenant to maintain a fixed charge coverage ratio. As a result of its financial performance, the Company was in default of the fixed charge coverage ratio. The default has been waived for the duration of the loan. On April 19, 2004, dELiA*s entered into a Mortgage Note Modification Agreement extending the term for five years with a fifteen-year amortization schedule. The modified loan bears interest at LIBOR plus 225 basis points. The modified loan is guaranteed by Alloy and Alloy is subject to a quarterly financial covenant to maintain a funds flow coverage ratio with which Alloy is not currently in compliance. As a result of this default, the $2.9 million January 31, 2004 outstanding principal balance related to dELiA*s mortgage loan agreement is classified as a current liability on the accompanying consolidated balance sheets. The mortgage loan is secured by the building and related property.

Accrued Expenses and Other Current Liabilities

      As of January 31, 2003 and 2004, accrued expenses and other current liabilities consist of the following:

	2003	2004

	(Amounts in
	thousands)
Accrued acquisition costs	$12,998	$3,417
Accrued sales tax	43	4,306
Credits due to customers	—	5,754
Current deferred tax liability	5,318	—
Other	9,320	23,364

	$27,679	$36,841

9.     Credit Agreements

      In October 2000, Alloy entered into a credit agreement (the “RBC Credit Agreement”) with Royal Bank of Canada, Grand Cayman (North America No. 1), (the “Lender”). The RBC Credit Agreement was for a duration of three years from inception, expired October 19, 2003, and called for the Lender to make available to Alloy revolving credit loans and letters of credit in the aggregate principal amount not to exceed $15.1 million the proceeds of which would be used to finance the working capital requirements of Alloy and its subsidiaries in the ordinary course of business and for other general corporate purposes. This facility was originally collateralized by marketable securities and related derivative put options. As further discussed in Note 2, as a result of the settlement of the put options and sale of the underlying securities, the facility limit was reduced from $15.1 million to $500,000. There were no amounts outstanding at January 31, 2002 or 2003 under the RBC Credit Agreement.

      dELiA*s has a credit agreement with Wells Fargo Retail Finance LLC (the “Wells Fargo Credit Agreement”). The Wells Fargo Credit Agreement consists of a revolving line of credit that permits dELiA*s to borrow up to $20 million. Until October 29, 2004, dELiA*s retains the right to increase the limit to $25 million at its option. The credit line is secured by dELiA*s’ assets and borrowing availability fluctuates depending on dELiA*s’ levels of inventory and certain receivables. The Wells Fargo Credit Agreement contains certain covenants and default provisions, including a limitation on dELiA*s’ capital expenditures. At dELiA*s’ option, borrowings under this facility bear interest at Wells Fargo Bank’s prime rate plus 25 basis points or at LIBOR plus 250 basis points, but at no time will the rate be less than 4.25%. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit as defined in the agreement. The facility matures in April

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

2006. The credit facility is considered a current liability because the lender has access to dELiA*s lockbox facility and the agreement contains a subjective acceleration clause. In addition, the Wells Fargo Credit Agreement contains a change of control event, which was triggered when Alloy purchased dELiA*s and allows the lender to call the loan at any time. The lender has agreed to waive any default caused in connection with Alloy’s acquisition of dELiA*s. As of January 31, 2004, there was a zero balance on the loan, the outstanding documentary letters of credit were $29,000, the standby letters were $2.9 million, and unused available credit was $5.4 million.

Letters of Credit

      As of January 31, 2004, Alloy had $543,000 in a standby letter of credit with a bank for the purpose of securing a lease transaction relating to computer equipment. The letter of credit is fully secured by cash on deposit at the bank as of January 31, 2004 and matures in fiscal 2007. In addition, Alloy had a $682,000 guidance line for standby and commercial letters of credit, of which $118,000 was outstanding as of January 31, 2004 for the purpose of securing an operating lease that Alloy maintains.

10.	Long-Term Debt

Issuance of Convertible Debt

      On July 23, 2003, Alloy issued and sold $65.0 million aggregate principal amount of 20-Year Convertible Senior Debentures due August 1, 2023 (the “Debentures”) in the 144A private placement market. Lehman Brothers, Inc., CIBC World Market Corp., J.P. Morgan Securities Inc., and S.G. Cowen Securities Corporation were the initial purchasers (the “Initial Purchasers”) of the Debentures. The Debentures have an annual coupon rate of 5.375%, payable in cash semi-annually. The Debentures are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of Alloy’s common stock at a conversion price of approximately $8.375 per share, subject to certain adjustments. The calculation of diluted loss per share for fiscal 2003 excluded the conversion of these securities as to include them in the calculation would be anti-dilutive. The Debentures are Alloy’s general unsecured obligations and will be equal in right of payment to its existing and future senior unsecured indebtedness; and are senior in right of payment to all of its future subordinated debt. Alloy may not redeem the Debentures until August 1, 2008. On August 20, 2003, Alloy issued and sold an additional $4.3 million aggregate principal amount of the Debentures to the Initial Purchasers pursuant to the exercise of an over-allotment option granted to the Initial Purchasers in the original purchase agreement. Alloy used a significant portion of the net proceeds from this offering for the acquisition of dELiA*s and intends to use the remaining portion for future acquisitions, working capital, capital expenditures and general corporate purposes.

      On February 17, 2004, Alloy approved the repurchase of up to $5.0 million aggregate principal amount of the Debentures. As of May 26, 2004, none of the Debentures have been repurchased.

      The fair value of Alloy’s Debentures is estimated based on quoted market prices. As of January 31, 2004, the fair value of the Debentures was $66.5 million. Long-term debt consists of the following:

	January 31,

	2003	2004

	Amounts in
	thousands
5.375% Convertible Debentures due August 1, 2023, with interest payable semi-annually on February 1 and August 1	$—	$69,300
Capital leases and notes payable	93	307
Other long-term liabilities	—	436

	$93	$70,043

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

11.     Series A and Series B Redeemable Convertible Preferred Stock

      On February 16, 2001, the Board of Directors of Alloy authorized the designation of a series of Alloy’s $0.01 par value preferred stock consisting of 1,850,000 shares of the authorized unissued preferred stock as a Series A Convertible Preferred Stock (the “Series A Preferred Stock”). The Series A Preferred Stock had a par value of $0.01 per share with a liquidation preference of $9.50 per share. The Series A Preferred Stock paid an annual dividend of 3%, payable in additional shares of Series A Preferred Stock. In addition, the Series A Preferred Stock was mandatorily redeemable on February 16, 2006 at a price of $9.50 per share, plus accrued and unpaid cash dividends thereon. The Series A Preferred Stock was convertible at the holder’s option into common stock of Alloy as is determined by dividing $9.50 by the initial conversion price of $11.40 and multiplying by each share of Series A Preferred Stock to be converted. The initial conversion price is subject to adjustment for stock splits, stock dividends and combinations of common stock and other events as specified in the related Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Alloy. At any time after February 15, 2003, if the reported closing sales price of Alloy’s common stock exceeds $25.00 per share for a period of ten consecutive trading days, Alloy has the option to require the holders of all, but not less than all, shares of the Series A Preferred Stock to convert their shares into shares of Alloy common stock.

      Also, on February 16, 2001, Alloy received an investment of $10 million from St. Paul Venture Capital VI, LLC (“SPVC VI”) in exchange for 1,052,632 shares of Alloy’s Series A Preferred Stock. In addition, SPVC VI received a warrant to purchase 307,018 shares of Alloy common stock at an exercise price of $12.83 per share. The fair value of the warrant issued in connection with the Series A Preferred Stock was estimated as $1.5 million using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 75%, risk-free interest rate of 5.50% and expected life of two years. Based upon the terms of this transaction, there was a beneficial conversion feature recognized as of the date of the transaction in the amount of approximately $2.8 million, which reduced earnings attributable to common stockholders in the year ended January 31, 2002. The beneficial conversion feature was recorded as a direct charge against accumulated deficit, with a corresponding increase in additional paid-in capital. As a result of warrants issued and the related expenses of the transaction, there was a discount of $1.5 million upon issuance of the Series A Preferred Stock, which was being accreted over the five-year period prior to mandatory redemption and reflected as a charge against additional paid-in capital and a corresponding increase to the carrying value of the Series A Preferred Stock. In addition, the accrued dividends on the Series A Preferred Stock were also charged to additional paid-in capital, with a corresponding increase in the carrying value of the Series A Preferred Stock. On October 25, 2001, SPVC VI converted all 1,052,632 shares of Series A Preferred Stock into 877,193 shares of Alloy common stock. At that time, the remaining unamortized discount of $1.3 million was charged to additional paid-in capital, with a corresponding increase to Series A Preferred Stock and the then carrying value of $8.5 million was converted into common stock and additional paid-in capital. The additional accretion recorded upon conversion has been reflected as a reduction of earnings attributable to common stockholders.

      On June 20, 2001, the Board of Directors of Alloy authorized the designation of a series of Alloy’s $.01 par value preferred stock consisting of 3,000 shares of the authorized unissued preferred stock as a Series B Convertible Preferred Stock (the “Series B Preferred Stock”). The Series B Preferred Stock has a par value of $.01 per share with a liquidation preference of $10,000 per share. The Series B Preferred Stock pays an annual dividend of 5.5%, payable in either additional shares of Series B Preferred Stock or cash, at Alloy’s option. In addition, the Series B Preferred Stock is mandatorily redeemable on June 19, 2005 at a price of $10,000 per share, plus accrued and unpaid cash dividends thereon. The Series B Preferred Stock is convertible at the holder’s option into common stock of Alloy as is determined by dividing $10,000 by the initial conversion price of $11.70 and multiplying by each share of Series B Preferred Stock to be converted. The initial conversion price is subject to adjustment for stock splits, stock dividends and combinations of common stock and other events as specified in the related Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Alloy. At any time after June 20, 2002, if the reported closing sales price of Alloy’s common stock exceeds $20.48 per

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

share for a period of twenty consecutive trading days, Alloy has the option to require the holders of all, but not less than all, shares of the Series B Preferred Stock to convert their shares into shares of Alloy common stock.

      Also, on June 20, 2001, Alloy received an investment of $18.1 million from various investors in exchange for 1,815 shares of Alloy’s Series B Preferred Stock, which were immediately convertible into 1,551,282 shares of Alloy common stock. In addition, the Series B investors received warrants to purchase a total of 502,492 shares of Alloy common stock at an exercise price of $12.46 per share. The fair value of the warrants issued in connection with the Series B Preferred Stock was estimated as $2.4 million using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 75%, risk-free interest rate of 5.50% and expected life of two years. Based upon the terms of this transaction, there was a beneficial conversion feature reflected as of the date of the transaction in the amount of approximately $4.0 million, which reduced earnings attributable to common stockholders in the year ended January 31, 2002. Similar to the accounting treatment for the Series A Preferred Stock, the beneficial conversion feature was recorded as a direct charge against accumulated deficit, with a corresponding increase in additional paid-in capital. As a result of the warrants issued and the related expenses of the transaction, there was a discount of $3.9 million upon issuance of the Series B Preferred Stock, which is being accreted over the four-year period prior to mandatory redemption and reflected as a charge against additional paid-in capital and a corresponding increase to the carrying value of the Series B Preferred Stock.

      In fiscal 2001, an investor converted 50 shares of Series B Preferred Stock into 44,032 shares of Alloy common stock. The impact upon conversion was the recognition of additional accretion of $92, which has been reflected as a reduction of earnings attributable to common stockholders. In fiscal 2002, investors converted 152 shares of Series B Preferred Stock into 136,469 shares of Alloy common stock. The impact upon conversion was the recognition of additional accretion of $235,000, which has been reflected as a reduction of earnings attributable to common stockholders. In fiscal 2003, investors converted 273 shares of Series B Preferred Stock into 261,505 shares of Alloy common stock. The impact upon conversion was the recognition of additional accretion of $255,000, which has been reflected as a reduction of earnings attributable to common stockholders.

12.     Common Stock Transactions

      On November 1, 2001, Alloy entered into definitive purchase agreements to sell 2,575,000 shares of newly issued common stock, $.01 par value, in a private placement to both new institutional investors and existing stockholders for an aggregate purchase price of $32.2 million. Net proceeds from this private placement of $30.0 million were used for acquisitions or general corporate purposes.

      On January 25, 2002, Alloy entered into a definitive purchase agreement to sell 1,367,366 shares of newly issued common stock, $.01 par value, and warrants to purchase a total of 888,788 shares of Alloy’s common stock at an exercise price of $21.94 per share in a private placement to an investor for an aggregate purchase price of $30.0 million. In February 2002, pursuant to the warrant agreement and as a result of the Company’s follow-on offering, the warrants increased to 915,555 shares and the exercise price decreased to $21.30 per share. In July and August 2003, pursuant to the warrant agreement and as a result of the Company’s Debenture offering, the number of shares for which warrants are exercisable increased to 1,019,291 shares and the exercise price decreased to $19.13 per share. Net proceeds from this private placement of approximately $28.0 million were used for acquisitions and general corporate purposes. The fair value of the warrants issued in connection with this financing was estimated as $8.2 million using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 50%, risk-free interest rate of 5.29% and expected life of five years. In connection with this transaction, Alloy and a company in which the investor had a minority investment entered into a one-year marketing services agreement in which Alloy has provided an agreed-upon set of advertising and promotional services in exchange for a $3.0 million fee.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      On February 21, 2002, Alloy sold 4,000,000 shares of its newly issued common stock, $.01 par value, in an underwritten public offering at a price of $15.21 per share, for an aggregate purchase price of $60.8 million. Net proceeds from this public offering of $56.6 million were used for acquisitions and general corporate purposes.

      On January 29, 2003, the Company’s Board authorized a stock repurchase program for the repurchase by Alloy of up to $10.0 million of its common stock from time to time in the open market at prevailing market prices or in privately negotiated transactions. Alloy has repurchased 600,000 shares for approximately $3.0 million under this plan through January 31, 2004. All 600,000 shares were repurchased during the first quarter of fiscal 2003.

13.     Stockholder Rights Plan

      In April 2003, Alloy’s Board of Directors adopted a Stockholder Rights Plan (the “Plan”) in which the Company declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series C Junior Participating Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), at a purchase price of $40.00 per Unit, subject to adjustment. Until the occurrence of certain events, the Rights are represented by and traded in tandem with Alloy common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent (20%) or more of the Company’s common stock or announces a tender offer upon consummation of which such person or group would own 20% or more of the common stock. Alloy is entitled to redeem the Rights at $.001 per right under certain circumstances set forth in the Plan. The Rights themselves have no voting power and will expire at the close of business on April 14, 2013, unless earlier exercised, redeemed or exchanged. Each one one-hundredth of a share of Series C Preferred Stock has the same voting rights as one share of Alloy common stock, and each share of Series C Preferred Stock has 100 times the voting power of one share of Alloy common stock.

14.     Stock-based Compensation Plans

Stock options:

      During fiscal 1997, Alloy’s Board of Directors adopted a Stock Option Plan (the “1997 Plan”). The 1997 Plan, as restated, authorizes the granting of options, the exercise of which would allow up to an aggregate of 4,000,000 shares of Alloy’s common stock to be acquired by the holders of the options. The number of shares under the 1997 Plan authorized for the granting of options was raised to 8,000,000 pursuant to a shareholder vote on July 21, 2000 and further increased to 10,000,000 pursuant to a shareholder vote on July 24, 2003. The options can take the form of Incentive Stock Options (“ISOs”) or Non-qualified Stock Options (“NQSOs”). Options may be granted to employees, directors and consultants. ISOs and NQSOs are granted in terms not to exceed ten years and become exercisable as set forth when the option is granted. Options may be exercised in whole or in part. Vesting terms of the options range from immediately vesting to a ratable vesting period of nine years. The exercise price of the Options must be at least equal to 100% of the fair market price of Alloy common stock on the date of grant. In the case of a plan participant who owns directly or by reason of the applicable attribution rules in Section 424(d) of the United States Internal Revenue Code of 1986, as amended, more than 10% of the total combined voting power of all classes of stock of Alloy, the exercise price shall not be less than 110% of the fair market value on the date of grant. ISOs must be exercised within five to ten years from the date of grant depending on the participant’s ownership in Alloy. The exercise price of all NQSOs granted under the 1997 Plan shall be determined by Alloy’s Board of Directors at the time of grant. During fiscal 2002, Alloy’s Board of Directors adopted amendments to the 1997 Plan to permit the grant of shares of the Company’s common stock on a tax-deferred basis to eligible individuals, subject to the otherwise applicable terms, conditions, requirements and other limitations the Board of Directors shall deem appropriate within the limits of its powers under the 1997 Plan. The 1997 Plan will terminate on June 30, 2007.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      During fiscal 2002, Alloy’s Board of Directors adopted a new Stock Option Plan (the “2002 Plan”), which permits the granting of options, the exercise of which would allow up to an aggregate of 500,000 shares of Alloy’s common stock to be acquired by the holders of the options. During fiscal 2003, Alloy’s Board of Directors authorized an Amendment to the 2002 Plan increasing from 500,000 to 2,000,000 the aggregate number of shares which may be issued under such plan. The options can take the form of NQSOs. Options may be granted to employees, directors and consultants. Options may be granted in terms not to exceed ten years and become exercisable as set forth when the option is granted. Options may be exercised in whole or in part. Vesting terms of the options range from immediate vesting to a ratable vesting period of nine years. The exercise price of all options granted under the 2002 Plan shall be determined by Alloy’s Board of Directors at the time of grant. Subsequently during fiscal 2002, Alloy’s Board of Directors adopted amendments to the 2002 Plan to permit the grant of shares of the Company’s common stock on a tax-deferred basis to eligible individuals, subject to the otherwise applicable terms, conditions, requirements and other limitations the Board of Directors shall deem appropriate within the limits of its powers under the 2002 Plan. The 2002 Plan will terminate on July 11, 2012.

      Additionally, during fiscal 2003, Alloy, through its acquisition of dELiA*s Corp., assumed the dELiA*s Inc. Amended and Restated 1996 Stock Incentive Plan, dELiA*s Inc. 1998 Stock Incentive Plan and the iTurf Inc. Amended and Restated 1999 Stock Incentive Plan. Upon consummation of the acquisition, Alloy amended these plans to provide, among other things, that the common stock of Alloy, not dELiA*s Corp., would be issuable upon exercise of options granted under the plans. Pursuant to NASDAQ Marketplace Rule 4350-5, Alloy may not issue grants under these plans to any person who was employed by Alloy at the time the acquisition of dELiA*s Corp. was consummated. Alloy may, however, issue grants under these plans to persons who were employed by dELiA*s Corp. before, or have or will become employed by Alloy or any of its subsidiaries after, the time Alloy’s acquisition of dELiA*s Corp. was consummated.

      Alloy applies APB No. 25 in accounting for options issued under the 1997 Plan, the 2002 Plan and the assumed dELiA*s plans and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of grant. Alloy applies SFAS No. 123 to issuances of stock-based compensation to non-employees and, accordingly, recognizes the fair value of the stock options and warrants issued as compensation expense over the service period or vesting period, whichever is shorter. Compensation expense recognized for the issuance of stock options to non-employees approximated $114,000, $0, and $0 for fiscal 2001, 2002, and 2003, respectively. The fair value assumptions used for awards to non-employees are consistent with the assumptions listed for the pro forma impact of awards to employees.

      The following is a summary of Alloy’s stock option activity:

	For the Years Ended January 31,

	2002		2003		2004

	Weighted		Weighted		Weighted
	Average		Average		Average
	Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	4,009,129	$13.69	6,016,148	$12.56	6,791,817	$11.64
Options granted	4,253,100	11.90	1,697,150	9.19	2,012,089	5.26
Options exercised	(939,634)	11.74	(190,846)	8.16	(26,256)	4.42
Options canceled or expired	(1,306,447)	14.47	(730,635)	14.44	(1,093,715)	11.97

Outstanding, end of year	6,016,148	$12.56	6,791,817	$11.64	7,683,935	$9.96

Exercisable, end of year	520,574	$13.91	2,013,637	$13.33	3,333,285	$12.32

Weighted-average fair value of options granted during the year	$7.62	N/A	$6.20	N/A	$3.41	N/A

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Years Ended January 31,

	2002	2003	2004

Risk-free interest rates	4.43%	3.62%	2.97%
Expected lives	5 years	5 years	5 years
Expected volatility	75%	82%	74%
Expected dividend yields	—	—	—

      Summarized information about Alloy’s stock options outstanding and exercisable at January 31, 2004 is as follows:

	Outstanding			Exercisable

			Average		Average
Exercise Price			Exercise		Exercise
Range	Options	Average Life	Price	Options	Price

$0.60	5,348	5.0 Years	$0.60	5,348	$0.60
$2.64 – $2.79	2,656	9.2 Years	$2.72	0	$0
$4.07 – $6.09	1,842,679	9.3 Years	$4.75	120,285	$4.60
$6.19 – $9.23	2,178,399	7.7 Years	$7.70	948,541	$8.02
$9.29 – $13.80	2,230,675	7.6 Years	$12.39	1,119,133	$12.48
$13.95 – $20.90	1,391,178	6.7 Years	$16.32	1,115,103	$16.50
$21.06 – $23.20	33,000	6.9 Years	$21.24	24,875	$21.19

$0.60 – $23.20	7,683,935	7.9 Years	$9.96	3,333,285	$12.32

Warrants:

      The following table summarizes all common stock and preferred stock activity:

	For the Years Ended January 31,

	2002	2003	2004

Outstanding, beginning of year	473,180	1,690,635	1,813,559
Warrants issued	1,808,298	136,767	103,736
Warrants exercised	(590,843)	(13,843)	—

Outstanding, end of year	1,690,635	1,813,559	1,917,295

      At January 31, 2004, the unexercised warrants have a weighted average exercise price of $16.19 per share and a weighted average remaining contractual term of 5.19 years. As of January 31, 2004, all outstanding warrants are exercisable. The calculation of diluted (loss) earnings per share for fiscal 2001, 2002 and 2003 excludes the warrants listed above because to include them in the calculation would be antidilutive. Therefore the warrants did not have an impact on the calculation of earnings attributable to common stockholders per share.

Restricted Stock

      In May 2003 Alloy’s Board of Directors authorized the issuance of 300,000 shares of Common Stock as restricted stock under the 1997 Plan, which shares were issued in March 2004. The shares issued pursuant to the 1997 Plan are subject to restrictions on transfer and certain other conditions. During the restriction period, plan participants are entitled to vote and receive dividends on such shares. Upon issuance of the 300,000 shares pursuant to the 1997 Plan, a deferred compensation expense equivalent to the market value of the shares on the

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

date of grant was charged to stockholders’ equity and is being amortized over the approximate twenty-month vesting period. The compensation expense amortized with respect to the restricted shares during fiscal 2003 was approximately $989,000. On January 31, 2004, a total of 150,000 of the 300,000 shares vested.

Employee Stock Purchase Plan

      In April 1999, Alloy adopted the 1999 Employee Stock Purchase Plan (the “Employee Stock Plan”). The Employee Stock Plan allows eligible employees, as defined in the Employee Stock Plan, to purchase Alloy’s common stock pursuant to section 423 of the Internal Revenue Code of 1986, as amended. A total of 500,000 shares of Alloy’s common stock have been made available for sale under the Employee Stock Plan, subject to certain capitalization adjustments specified in the plan document. The Employee Stock Plan will terminate on April 16, 2009 unless terminated sooner by the Board of Directors. The Employee Stock Plan allows for purchases of common stock under a series of six-month offering periods commencing February 1 and August 1 of each year, the frequency of dates and duration of which may be changed by the Board of Directors. Eligible employees can elect to participate through payroll deductions between 1% and 10% of compensation that will be credited to the participant’s account. The terms of the Employee Stock Plan provide for the granting of an option on the first day of each six-month offering period (“Offering Date”) to each eligible employee to purchase Alloy’s common stock on the last day of each six-month offering period (“Exercise Date”) at a price equal to the lower of 85% of the fair market value of a share of Alloy’s common stock at the Offering Date or 85% of the fair market value of a share of Alloy’s common stock on the Exercise Date. These shares are considered noncompensatory for the determination of compensation expense under APB No. 25, but the difference between the fair value of the amount of the benefit paid related to acquiring such shares at a discount is included as compensation expense in the pro forma disclosures required by SFAS No. 123 above.

      The number of shares under the Employee Stock Plan will be determined by dividing an eligible employee’s accumulated contributions prior to the Exercise Date and retained in the participant’s account as of the Exercise Date by the lower of 85% of the fair market value of a share of Alloy’s common stock on the Offering Date, or 85% of the fair market value of a share of Alloy’s common stock on the Exercise Date. Unless a participant withdraws from the Employee Stock Plan, his or her option for the purchase of shares will be exercised automatically on the Exercise Date of the relative six-month offering period.

Shares Reserved for Future Issuance:

      Shares reserved for future issuance at January 31, 2003 and 2004 are as follows:

	For the Years Ended
	January 31,

	2003	2004

Preferred Stock	2,259,544	1,981,866
Stock Option Plans	6,969,812	17,675,031
Warrants	1,813,559	1,917,295
Employee Stock Plan	451,123	289,245
5.375% Senior Convertible Debentures	—	8,274,628

	11,494,038	30,138,065

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

15.     Income Taxes

      The components of the benefit (provision) for income taxes consist of the following (amounts in thousands) for the years ended January 31:

	2002	2003	2004

Current:
State	$296	$1,114	$307
Federal	—	—	366

	296	1,114	673
Deferred:
State	—	191	(286)
Federal	—	(2,777)	4,892

	—	(2,586)	4,606

Net Income Tax Expense/(Benefit)	$296	$(1,472)	$5,279

      The difference between the total expected tax expense (benefit) (using the statutory rates of 34%, 35% and 35%, respectively) and tax expense for fiscal 2001, 2002 and 2003 is accounted for as follows:

	2001	2002	2003

Computed expected tax (benefit) expense	(34)%	35%	(35)%
State taxes, net of federal benefit	—	7%	—
Non-deductible expenses	34%	1%	1%
Goodwill Impairment	—	—	29%
Change in valuation allowance	2%	(50)%	13%

Total expense (benefit)	2%	(7)%	8%

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set out as follows at January 31,:

	2003	2004

	(Amounts in
	thousands)
Deferred tax assets:
Accruals and reserves	$4,131	$10,001
Deferred compensation	—	435
Property and equipment	583	3,096
Other	576	739
Net operating loss and capital loss carryforwards	10,087	28,437

Gross deferred tax assets	15,377	42,708
Valuation allowance	(2,755)	(36,309)

Total deferred tax assets	12,622	6,399

Deferred tax liabilities:
Goodwill	(875)	(749)
Identified intangible assets	(6,576)	(4,308)
Other	(565)	(1,342)

Total deferred tax liabilities	(8,016)	(6,399)

Net deferred tax assets	$4,606	$—

      For federal income tax purposes, Alloy has unused net operating loss (“NOL”) carryforwards of $59.1 million at January 31, 2004 expiring through 2023 and capital loss carryforwards of $3.5 million at January 31, 2004 expiring from January 31, 2006 through January 31, 2008. The U.S. Tax Reform Act of 1986 contains provisions that limit the NOL carryforwards available to be used in any given year upon the occurrence of certain events, including a significant change of ownership. Alloy experienced at least three such ownership changes since inception. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Based on the level of taxable income for the year ended January 31, 2003 and projections of future taxable income, results of the acquisitions and building of economies of scale, management believed it was more likely than not that Alloy would realize the benefits of the deferred tax assets that were deductible during these periods, net of the valuation allowance. Therefore, the Company recorded a deferred tax benefit for a portion of the assets that had been fully reserved. For the year ended January 31, 2004, due to a number of factors, including the fiscal 2003 taxable loss and the acquisition of dELiA*s, management lowered its projections of future taxable income, particularly for the next 15 months. As a result of these lower projections of future taxable income, management believes the future utilization of the Company’s deferred tax assets is no longer more-likely-than-not. The Company has made the decision to fully reserve the remaining net deferred tax asset by increasing the valuation allowance via a $4.6 million income tax provision during the year ended January 31, 2004.

      The valuation allowance decreased by $16.7 million and increased by $33.6 million during fiscal years 2002 and 2003, respectively. If the entire deferred tax assets were realized, $2.6 million would be allocated to equity related to the tax effect of the employees’ stock option deductions. In addition, $22.4 million would be allocated

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

to goodwill related to acquired deferred tax assets. The remaining deferred tax asset would reduce the income tax expense.

      On the Company’s consolidated balance sheet, at January 31, 2003 and 2004, the current portion of the deferred tax assets amounting to $7.0 million, and none, respectively is included in other current assets. The current portion of the deferred tax liability amounting to approximately $5.3 million and none, respectively, is included in accrued expenses and other current liabilities.

16.     Net (Loss) Earnings Per Share

      The following table sets forth the computation of net (loss) earnings per share. Alloy has applied the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share” in the calculation below. Amounts are in thousands, except share and per share data.

	Year Ended January 31,

	2002	2003	2004

NUMERATOR:
Net (loss) income	$(15,600)	$23,295	$(75,215)
Charge for beneficial conversion of Series A and Series B Redeemable Convertible Preferred Stock	(6,745)	—	—
Dividends and accretion on preferred stock	(3,013)	(2,100)	1,944

Net (loss) income attributable to common stockholders	$(25,358)	$21,195	$(77,159)

DENOMINATOR:
Denominator for basic and diluted (loss) earnings attributable to common stockholders per share:
Weighted average basic common shares outstanding	24,967,678	38,436,256	41,175,046

Contingently issuable common stock pursuant to acquisitions	—	959,045	—
Options to purchase common stock	—	676,111	—
Weighted average diluted common shares outstanding	24,967,678	40,071,412	41,175,046

Basic (loss) earnings attributable to common stockholders per share	$(1.02)	$0.55	$(1.87)

Diluted (loss) earnings attributable to common stockholders per share	$(1.02)	$0.53	$(1.87)

      For fiscal 2002, diluted earnings per common share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all dilutive potential common shares outstanding.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The calculation of diluted (loss) earnings per share for fiscal 2001, 2002 and 2003 excludes the securities listed below because to include them in the calculation would be antidilutive. For purpose of this presentation, all securities are assumed to be common stock equivalents and antidilutive:

	January 31,

	2002	2003	2004

Options to purchase common stock	6,016,148	6,115,706	7,326,014
Warrants to purchase common stock	1,690,635	1,813,559	1,873,452
Conversion of Series A and Series B Redeemable Convertible preferred stock	1,576,822	1,506,363	1,377,254
Contingently issuable common shares pursuant to acquisitions	1,234,032	—	—
Conversion of 5.375% Convertible Debentures	—	—	8,103,484
Restricted stock	—	—	300,000

Total	10,517,637	9,435,628	18,980,204

17.     Commitments and Contingencies

Leases

      Alloy leases dELiA*s retail stores, office space, warehouse space and certain computer equipment under noncancellable leases with various expiration dates through 2013. As of January 31, 2004, future net minimum lease payments were as follows:

	Capital	Operating	Sublease
Year Ending January 31,	Leases	Leases	Rent

	(Amounts in thousands)
2005	$257	$13,879	$(365)
2006	39	12,874	(313)
2007	28	11,852	(319)
2008	20	10,061	(203)
2009	3	9,503	(151)
Thereafter	—	22,484	(191)

Total minimum lease payments	$347	$80,653	$(1,542)

Imputed interest	19

Capital lease obligations	$328

      Some of dELiA*s retail store leases include contingent rent clauses that will result in higher payments if the store sales exceed expected levels. Some of Alloy’s operating leases also include renewal options and escalation clauses with terms that are typical for the industry. In addition, it is obligated to pay a proportionate share of increases in real estate taxes and other occupancy costs for space covered by its operating leases.

      Rent expense was approximately $2.6 million, $3.3 million, and $8.1 million for fiscal 2001, 2002, and 2003, respectively, under noncancellable operating leases.

Ordering, Fulfillment and Customer Service

      Alloy entered into a master services agreement with NewRoads, Inc., (“New Roads”), a third party service organization, whereby New Roads provides Alloy with comprehensive call center and order fulfillment services

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

in support of the Alloy, CCS, GFLA and Old Glory direct marketing operations. All aspects relating to fulfillment of customer orders are handled by New Roads, including receipt and processing of customer orders, shipment of merchandise to customers and customer service. In consideration for performance of the services provided by New Roads during the contract term, Alloy paid New Roads an initial start-up fee and is charged a fixed fee per order processed plus a pass-through of the variable costs, primarily labor, involved in order processing.

      During the third quarter of fiscal 2003, Alloy terminated its agreement with New Roads following its strategic decision to transfer substantially all of its fulfillment activities for its Alloy and CCS direct marketing units from New Roads, to its recently acquired distribution center in Hanover, Pennsylvania and to discontinue its Old Glory and Girlfriends LA brands during fiscal 2004.

Sales Tax

      Alloy does not collect sales or other similar taxes on shipments of goods into most states. However, various states or foreign countries may seek to impose sales tax obligations on such shipments. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. A successful assertion by one or more states that Alloy should have collected or be collecting sales taxes on the sale of products could have a material effect on Alloy’s operations.

Litigation

      On or about November 5, 2001, a putative class action complaint was filed in the United States District Court for the Southern District of New York naming as defendants Alloy, James K. Johnson, Jr., Matthew C. Diamond, BancBoston Robertson Stephens, Volpe Brown Whelan and Company, Dain Rauscher Wessel and Ladenburg Thalmann & Co., Inc. The complaint purportedly was filed on behalf of persons purchasing Alloy’s common stock between May 14, 1999 and December 6, 2000 and alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the “Securities Act”) and Section 10(b) of the Securities Exchange Act of 1934 (the “’34 Act”) and Rule 10b-5 promulgated thereunder. On or about April 19, 2002, plaintiff filed an amended complaint against Alloy, the individual defendants and the underwriters of its initial public offering. The amended complaint asserts violations of Section 10(b) of the ’34 Act and mirrors allegations asserted against scores of other issuers sued by plaintiffs’ counsel. Pursuant to an omnibus agreement negotiated with representatives of the plaintiffs’ counsel, Messrs. Diamond and Johnson have been dismissed from the litigation without prejudice. In accordance with the Court’s case management instructions, Alloy joined in a global motion to dismiss the amended complaints, which were filed by the issuers’ liaison counsel. By opinion and order dated February 19, 2003, the District Court denied in part and granted in part the global motion to dismiss. With respect to Alloy, the Court dismissed the Section 10(b) claim and let the plaintiffs proceed on the Section 11 claim. Accordingly, the remaining claim against Alloy will focus solely on whether the registration statement filed in connection with its initial public offering contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statement therein not misleading. Although Alloy has not retained a damages expert at this time, the dismissal of the Section 10(b) claim likely will reduce the potential damages that plaintiffs can claim. Management believes that the remaining allegations against us are without merit. The Company has retained Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC in connection with this matter. Alloy participated in the Court-ordered mediation with the other issuer defendants, the issuers’ insurers and plaintiffs to explore whether a global resolution of the claims against the issuers could be reached. To this end, a memorandum of understanding setting forth the proposed terms of a settlement was signed by counsel to several issuers, including Alloy’s counsel, which is not binding upon Alloy. In a press release dated June 26, 2003, plaintiffs’ counsel announced that the memorandum of understanding had been signed, and that the process of obtaining the approval of all parties to the settlement was underway. Alloy is participating in that process. Any definitive settlement, however, will require final approval by the Court after notice to all class members and a fairness hearing.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      On or about March 8, 2003, several putative class action complaints were filed in the United States District Court for the Southern District of New York naming as defendants Alloy, James K. Johnson, Jr., Matthew C. Diamond and Samuel A. Gradess. The complaints purportedly were filed on behalf of persons who purchased Alloy’s common stock between August 1, 2002 and January 23, 2003, and, among other things, allege violations of Section 10(b) and Section 20(a) of the ’34 Act and Rule 10b-5 promulgated thereunder stemming from a series of allegedly false and misleading statements made by Alloy to the market between August 1, 2002 and January 23, 2003. At a conference held on May 30, 2003, the Court consolidated the actions described above. On August 5, 2003, Plaintiffs filed a consolidated class action complaint (the “Consolidated Complaint”) naming the same defendants, which supersedes the initial complaint. Relying in part on information allegedly obtained from former employees, the Consolidated Complaint alleges, among other things, misrepresentations of Alloy’s business and financial condition and the results of operations during the period from March 16, 2001 through January 23, 2003 (the “class period”), which artificially inflated the price of its stock, including without limitation, improper acceleration of revenue, misrepresentation of expense treatment, failure to properly account for and disclose consignment transactions, and improper deferral of expense recognition. The Consolidated Complaint further alleges that during the class period the individual defendants and the Company sold stock and completed acquisitions using Alloy’s stock. Alloy and the individual defendants filed a joint answer to the Consolidated Complaint on September 26, 2003. The individual defendants have retained the law firm of Cahill, Gordon & Reindel in connection with this matter. Alloy has retained the law firm of Katten Muchin Zavis Rosenman in connection with this matter. Management believes that the allegations against the Company and Messrs. Diamond, Gradess and Johnson are without merit and intends to vigorously defend the action.

      dELiA*s currently is party to a purported class action litigation, which originally was filed in two separate complaints in Federal District Court for the Southern District of New York in 1999 against dELiA*s Inc. and certain of its officers and directors. These complaints were consolidated. The consolidated complaint alleges, among other things, that the defendants violated Rule 10b-5 under the Securities Exchange Act of 1934 by making material misstatements and by failing to disclose certain allegedly material information regarding trends in the business during part of 1998. The parties have reached an agreement on a full settlement of the action, which was approved by the court on April 21, 2004. The entire settlement amount will be covered by dELiA*s insurance carrier.

      On or about February 1, 2002, a complaint was filed in the Circuit Court of Cook County, Illinois naming dELiA*s as a defendant. The complaint purportedly was filed on behalf of the State of Illinois under the False Claims Act and the Illinois Whistleblower Reward and Protection Act and seeks unspecified damages and penalties for dELiA*s alleged failure to collect and remit use tax on items sold by dELiA*s through its catalogs and website to Illinois residents. On April 8, 2004, the complaint was served on dELiA*s by the Illinois Attorney General’s Office, which assumed prosecution of the complaint from the original filer. dELiA*s has retained the law firm of Katten Muchin Zavis Rosenman in connection with this matter. Management believes the proceedings against dELiA*s are without merit and intends to defend the action vigorously.

      Alloy is also involved in additional legal proceedings that have arisen in the ordinary course of business. Alloy believes that other than those discussed above there is no claim or litigation pending, the outcome of which could have a material adverse effect on its financial condition or operating results.

Guarantees

      The Company has no significant guarantees.

18.     Restructuring Charges

      During fiscal 2002, the Company made the strategic decision to outsource substantially all of its fulfillment activities for its CCS unit to New Roads, Inc. During the fourth quarter of fiscal 2002, the Company determined that it would not be able to exit or sublease its existing fulfillment facilities. In accordance with Emerging Issues

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Task Force Issue No. 94-3 and SAB No. 100, the Company recognized a restructuring charge of approximately $2.6 million in the fourth quarter of fiscal 2002 in its direct marketing segment, representing the future contractual lease payments and the write-off of related leasehold improvements. The Company did not incur any significant personnel termination obligations as a result of the facility closure.

      During the first quarter of fiscal 2003, the Company made the strategic decision to outsource substantially all of its fulfillment activities for its GFLA unit to New Roads. The Company determined that it would not be able to sublease its existing fulfillment facilities due to real estate market conditions. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities‘(“Statement No. 146”) and SFAS No. 144, the Company recognized a charge of approximately $380,000 in the first quarter of 2003 in its direct marketing segment, representing the future contractual lease payments, severance and personnel costs, and the write-off of related leasehold improvements. Included in the charge, the Company incurred severance and personnel costs of $44,000 as a result of this facility closure.

      During the third quarter of fiscal 2003, the Company made the strategic decision to transfer substantially all of its fulfillment activities for its Alloy and CCS direct marketing units to its recently acquired distribution center in Hanover, Pennsylvania. The Company notified New Roads that it would be exiting the New Roads’ facilities during the first half of fiscal 2004 and as a result the Company was required to pay New Roads an exit fee. In accordance with Statement No. 146, the Company recognized a charge of approximately $350,000 in the third quarter of fiscal 2003 in its direct marketing segment, representing future contractual exit payments, which were paid in the fourth quarter of fiscal 2003. The Company does not expect to incur any significant personnel termination obligations as a result of exiting the New Roads contract.

      The following tables summarize the Company’s restructuring activities (in thousands):

	Asset	Contractual	Severance &
Type of Cost	Impairments	Obligations	Personnel Costs	Total

Restructuring Costs Fiscal 2002	$820	$1,751	$—	$2,571
Payments and Write-offs Fiscal 2002	(820)	(155)	—	(975)

Balance at January 31, 2003	—	1,596	—	1,596

Restructuring Costs Fiscal 2003	31	655	44	730
Payments and Write-offs Fiscal 2003	(31)	(1,185)	(44)	(1,260)

Balance at January 31, 2004	$—	$1,066	$—	$1,066

      A summary of the Company’s restructuring liability under contractual obligations related to a real estate lease as of January 31, 2003 and January 31, 2004 is as follows (in thousands):

	January 31,	January 31,
	2003	2004

CCS facility, San Luis Obispo, California	$1,596	$1,066

      The Company anticipates that the remaining restructuring accruals will be settled by January 31, 2006. As of January 31, 2004, the restructuring accruals are classified on the Company’s consolidated balance sheets as a current liability and a long-term liability of approximately $630,000 and $436,000 respectively.

19.     Segment Reporting

      Alloy currently has three reportable segments: direct marketing, retail stores, and sponsorship and other. The merchandise segment and the sponsorship and other segment were identified during 2002. As a result of the change in composition of its reportable segments, Alloy reclassified information prior to 2002 to conform to the new presentation. During September 2003, Alloy changed the name of its catalog and online commerce business

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

from the merchandise segment to the direct marketing segment and identified a third reportable segment — retail stores. Alloy began operation of its retail stores upon the acquisition of dELiA*s in September 2003.

      Alloy’s management reviews financial information related to these reportable segments and uses the measure of income from operations to evaluate performance and allocated resources. The accounting policies of the segments are the same as those described in Note 2. Reportable data for Alloy’s reportable segments were as follows as of and for the years ended January 31, 2002, 2003, and 2004. (amounts in thousands):

	Total Assets			Capital Expenditures

	2002	2003	2004	2002	2003	2004

Direct marketing	$91,366	$116,275	$100,516	$373	$237	$1,347
Retail stores	—	—	20,963	—	—	—
Sponsorship and other	138,331	248,313	261,024	112	1,952	832
Corporate	80,510	70,012	66,888	1,602	2,128	1,588

Total	$310,207	$434,600	$449,391	$2,087	$4,317	$3,767

	Revenue

				Depreciation and
				Amortization

Direct marketing	$124,052	$167,572	$156,821	$11,849	$2,969	$3,450
Retail stores	—	—	30,103	—	—	1,355
Sponsorship and other	41,570	131,758	185,024	8,839	6,311	8,494
Corporate	—	—	—	365	539	1,321

Total	$165,622	$299,330	$371,948	$21,053	$9,819	$14,620

	Operating (Loss) Income

	2002	2003	2004

Direct marketing	$(9,967)	$3,108	$(63,296)
Retail stores	—	—	(2,574)
Sponsorship and other activities	4,922	29,210	25,258
Corporate	(11,852)	(12,292)	(27,074)

Total	$(16,897)	$20,026	$(67,686)

Interest income (expense), net	935	1,797	(2,003)
Gain (loss) on sales of marketable securities and write-off of investments, net	658	—	(247)

(Loss) income before income taxes	$(15,304)	$21,823	$(69,936)

      Included in Operating (Loss) Income are expenses in fiscal 2002 of $2.6 million related to the direct marketing segment for a restructuring charge to write-off abandoned facility lease and equipment and a $1.0 million amortization expense to the sponsorship segment representing the reduction in net carrying amount of a marketing right that had exceeded its discounted estimated future cash flows.

      Included in Operating (Loss) Income in fiscal 2003 are expenses in the direct marketing segment of $58.6 million representing the impairment of goodwill and other indefinite-lived intangible assets, an asset impairment charge of $1.3 million, and a $730,000 expense due to restructuring charges representing future contractual lease payments, exit costs, severance and personnel costs, and the write-off of related leasehold improvements relating to the closing of the Company’s GFLA facility and exiting from the New Roads

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

fulfillment facilities. Additionally, the sponsorship and other segment includes a trademark impairment charge of $2.0 million.

      Cost of goods sold for the fiscal year 2003 included costs related to sponsorship and other revenues of $2.4 million. Costs of goods sold for fiscal year 2002, had no costs related to sponsorship and other revenues.

      The carrying amount of goodwill by reportable segment as of January 31, 2003 and January 31, 2004 was as follows (in thousands):

	Goodwill

	January 31,	January 31,
	2003	2004

Sponsorship and other activities	$191,602	$209,839
Retail stores	—	—
Direct marketing	78,751	64,957

Total	$270,353	$274,796

20.     Subsequent Events

      On March 26, 2004, Alloy acquired all of the issued and outstanding stock of InSite Advertising, Inc. InSite is a national out-of-home media company targeting consumers between the ages of 18-34. OnSite Promotions, a division of InSite, is an event-marketing and promotions company that creates customized programs for its clients. The InSite network and the OnSite division further extend Alloy’s reach to the 18-34 demographic through its promotional marketing arm, AMP (Alloy Marketing and Promotions) and its media and marketing division, 360 Youth. To complete the acquisition, Alloy paid approximately $5.1 million in cash and issued shares of common stock valued at approximately $2.9 million plus additional consideration if certain financial performance targets are met.

      Alloy did not file its Annual Report on Form 10-K for the fiscal year ended January 31, 2004 by the extended due date of April 30, 2004. As a result, on May 4, 2004, Alloy received a letter from the Nasdaq staff indicating that Alloy is not in compliance with the filing requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4310(c)(14). This letter is automatically sent out by the Nasdaq staff when a late filing occurs. As stated in the Nasdaq letter, Alloy’s common stock is subject to delisting from the Nasdaq Stock Market because of such late filing. Additionally, because of the late filing, the fifth character “E” was appended to Alloy’s trading symbol at the opening of business on May 6, 2004.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

21.     Quarterly Results (Unaudited)

      The following table sets forth unaudited financial data for each of Alloy’s last eight fiscal quarters. Amounts are in thousands, except share and per share data:

	Year Ended January 31, 2003				Year Ended January 31, 2004

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Net direct marketing revenues	$31,067	$31,530	$41,270	$63,706	$29,971	$30,028	$38,585	$58,237
Retail store revenues	—	—	—	—	—	—	9,973	20,130
Sponsorship and other activities revenues	19,366	20,443	51,956	39,993	39,473	50,473	57,193	37,885

Total revenues	50,433	51,973	93,226	103,699	69,444	80,501	105,751	116,252
Cost of revenues	21,560	24,163	47,687	51,739	37,975	41,125	52,473	57,806

Gross profit	28,873	27,810	45,539	51,960	31,469	39,376	53,278	58,446
Operating expenses:
Selling and marketing	21,425	22,498	28,055	36,812	25,379	31,490	41,290	47,556
General and administrative	4,131	3,985	4,701	4,422	4,958	6,556	9,859	12,597
Amortization of goodwill and other intangible assets	535	1,189	1,180	2,651	1,785	1,896	2,083	2,123
Impairment of goodwill and other indefinite-lived intangible assets	—	—	—	—	—	—	—	60,638
Impairment of long-lived assets	—	—	—	—	—	—	—	1,315
Restructuring charges	—	—	—	2,571	380	—	350	—

Total operating expenses	26,091	27,672	33,936	46,456	32,502	39,942	53,582	124,229
Income (loss) from operations	2,782	138	11,603	5,504	(1,033)	(566)	(304)	(65,783)
Interest income (expense), net	535	586	330	248	287	(3)	(970)	(1,317)
Realized (loss) on marketable securities and write-off of investments	—	11	—	86	—	—	—	(247)

Income (loss) before income taxes	3,317	735	11,933	5,838	(746)	(569)	(1,274)	(67,347)
Provision for income taxes	247	197	336	(2,251)	(358)	(248)	5,543	342

Net income (loss)	3,070	538	11,597	8,089	(388)	(321)	(6,817)	(67,689)
Preferred stock dividends and accretion of discount	558	479	605	458	453	702	393	396

Net income (loss) attributable to common stockholders	$2,512	$59	$10,992	$7,631	$(841)	$(1,023)	$(7,210)	$(68,085)

Basic net income (loss) attributable to common stockholders per share	$0.07	$0.00	$0.28	$0.19	$(0.02)	$(0.02)	$(0.17)	$(1.65)
Diluted net income (loss) attributable to common stockholders per share	$0.06	$0.00	$0.28	$0.18	$(0.02)	$(0.02)	$(0.17)	$(1.65)

SCHEDULE II

ALLOY, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at
	Beginning of		Usage/	Balance at
Description	Period	Additions	Deductions	End of Period

	(Amounts in thousands)
Allowance for doubtful accounts:
January 31, 2002	1,456	1,464	777	2,143
January 31, 2003	2,143	1,724	457	3,410
January 31, 2004	3,410	1,024	1,098	3,336
Reserve for sales returns and allowances:
January 31, 2002	766	13,553	13,366	953
January 31, 2003	953	22,034	21,716	1,271
January 31, 2004	1,271	23,189	22,981	1,479
Valuation allowance for deferred tax assets:
January 31, 2002	19,937	—	467	19,470
January 31, 2003	19,470	—	16,715	2,755
January 31, 2004	2,755	33,554	—	36,309
Unamortized discount on Series A and Series B Convertible Preferred Stock:
January 31, 2002	—	5,395	2,190	3,205
January 31, 2003	3,205	—	1,131	2,074
January 31, 2004	2,074	—	1,050	1,024

ALLOY, INC.

CONSOLIDATED BALANCE SHEETS

Unaudited Financial Statements.

	January 31,	April 30,
	2004	2004

		(Unaudited)

	(Amounts in thousands,
	except share and per
	share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,273	$19,597
Restricted cash	3,270	3,270
Marketable securities available-for-sale	19,014	15,684
Accounts receivable, net	31,492	34,907
Inventories	29,021	25,980
Prepaid catalog costs	2,028	1,420
Other current assets	3,813	6,158

TOTAL CURRENT ASSETS	115,911	107,016
Marketable securities available-for-sale	5,585	4,160
Property and equipment, net	27,234	27,176
Goodwill, net	274,796	280,721
Intangible and other assets, net	25,865	25,985

TOTAL ASSETS	$449,391	$445,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$28,740	$27,216
Deferred revenues	15,124	17,630
Mortgage note payable	2,914	2,891
Accrued expenses and other current liabilities	36,841	34,678

TOTAL CURRENT LIABILITIES	83,619	82,415

Long-term liabilities	743	3,119
Senior Convertible Debentures Due 2023	69,300	69,300
Series B Redeemable Convertible Preferred Stock, $10,000 per share liquidation preference; $.01 par value; 3,000 shares designated; mandatorily redeemable on June 19, 2005; 1,340 and 1,340 shares issued and outstanding, respectively	14,434	14,828
STOCKHOLDERS’ EQUITY:
Preferred Stock; $.01 par value; 10,000,000 shares authorized of which 1,850,000 shares designated as Series A Redeemable Convertible Preferred Stock and 3,000 shares designated as Series B Redeemable Convertible Preferred Stock authorized; 1,340 and 1,340 shares issued and outstanding as Series B Redeemable Convertible Preferred Stock (above), respectively	—	—
Common Stock; $.01 par value; 200,000,000 shares authorized; 42,701,767 and 43,574,111 shares issued, respectively	427	436
Additional paid-in capital	412,594	415,621
Accumulated deficit	(127,170)	(136,413)
Deferred compensation	(1,411)	(1,093)
Accumulated other comprehensive loss	(30)	(40)
Less common stock held in treasury, at cost; 608,275 and 608,275 shares, respectively	(3,115)	(3,115)

TOTAL STOCKHOLDERS’ EQUITY	281,295	275,396

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$449,391	$445,058

The accompanying Notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended
	April 30,

	2003	2004

	(Amounts in thousands, except
	share and per share data)
	(Unaudited)
Net revenues:
Direct marketing revenues	$29,971	$30,640
Retail stores revenues	—	13,641
Sponsorship and other revenues	39,473	43,566

Total net revenues	69,444	87,847
Cost of revenues:
Cost of goods sold	14,830	23,028
Cost of sponsorship and other revenues	23,145	23,599

Total cost of revenues	37,975	46,627
Gross profit	31,469	41,220

Operating expenses:
Selling and marketing	25,379	36,003
General and administrative	4,958	12,116
Amortization of intangible assets	1,785	1,522
Restructuring charge	380	126
Total operating expenses	32,502	49,767

Loss from operations	(1,033)	(8,547)
Interest income	291	120
Interest expense	(4)	(1,194)
Other income	—	388

Loss before income taxes	(746)	(9,233)
Provision for income tax (benefit) expense	(358)	10

Net loss	$(388)	$(9,243)

Preferred stock dividends and accretion	453	394

Net loss attributable to common stockholders	$(841)	$(9,637)

Basic and diluted loss per share of common stock:
Basic loss attributable to common stockholders per share	$(0.02)	$(0.23)

Diluted loss attributable to common stockholders per share	$(0.02)	$(0.23)

Weighted average basic common shares outstanding	40,149,100	42,457,030

Weighted average diluted common shares outstanding	40,149,100	42,457,030

The accompanying Notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three
	Months Ended
	April 30,

	2003	2004

	(Amounts in
	thousands)
	(Unaudited)
Net loss	$(388)	$(9,243)
Other comprehensive loss net of tax:
Net unrealized loss on available-for-sale securities	(139)	(10)

Comprehensive loss	$(527)	$(9,253)

The accompanying Notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months
	Ended April 30,

	2003	2004

	(Amounts in
	thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(388)	$(9,243)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,828	3,790
Deferred tax benefit	(322)	—
Amortization of debt issuance costs	—	128
Compensation charge for restricted stock	—	351
Changes in operating assets and liabilities — net of effect of business acquisitions:
Accounts receivable, net	(5,426)	(2,650)
Inventories	1,097	3,041
Prepaid catalog costs	360	608
Other current assets	(1,926)	(2,250)
Other assets	(23)	44
Accounts payable, accrued expenses and other	(6,652)	(2,480)

Net cash used in operating activities	(10,452)	(8,661)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(7,130)	(3,054)
Proceeds from the sales and maturities of marketable securities	24,748	7,799
Capital expenditures	(935)	(1,595)
Sale and disposal of capital assets	18	2
Cash paid in connection with acquisitions of businesses, net of cash acquired	(208)	(5,131)
Purchase of mailing lists	—	(28)

Net cash provided by (used in) investing activities	16,493	(2,007)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options and warrants and common stock purchases under the employee stock purchase plan	217	18
Repurchase of common stock	(2,984)	—
Net borrowings under line of credit agreements	—	3,084
Payment of bank-loan	—	(23)
Payments of capitalized lease obligations	(78)	(87)

Net cash (used in) provided by financing activities	(2,845)	2,992

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,196	(7,676)
CASH AND CASH EQUIVALENTS, beginning of period	35,187	27,273

CASH AND CASH EQUIVALENTS, end of period	$38,383	$19,597

Cash paid during the period for interest	$4	$1,990
Supplemental disclosure of non-cash investing and financing activity:
Issuance of common stock and warrants in connection with acquisitions	$8,317	$3,379
Preferred stock dividends and accretion	$453	$394

The accompanying Notes are an integral part of these financial statements.

ALLOY, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	For the Three Months Ended April 30, 2004

						Accumulated
	Common Stock		Additional			Other	Treasury Stock
			Paid-In	Accumulated	Deferred	Comprehensive
	Shares	Amount	Capital	Deficit	Compensation	Loss	Shares	Amount	Total

	(Unaudited)
	(Amounts in thousands, except share data)
Balance, January 31, 2004	42,701,767	$427	$412,594	$(127,170)	$(1,411)	$(30)	$(608,275)	$(3,115)	$281,295
Issuance of common stock for acquisitions of businesses	560,344	6	3,373	—	—	—	—	—	3,379
Issuance of common stock pursuant to the exercise of options	4,000	—	18	—	—	—	—	—	18
Net loss	—	—	—	(9,243)	—	—	—	—	(9,243)
Issuance of restricted stock	308,000	3	37	—	(40)	—	—	—	—
Amortization of restricted stock	—	—	—	—	351	—	—	—	351
Adjustment of stock options for terminated employees	—	—	(7)	—	7	—	—	—	—
Accretion of discount and dividends on Series B Convertible Preferred Stock	—	—	(394)	—	—	—	—	—	(394)
Unrealized loss on available-for-sale marketable securities	—	—	—	—	—	(10)	—	—	(10)

Balance, April 30, 2004	43,574,111	$436	$415,621	$(136,413)	$(1,093)	$(40)	(608,275)	$(3,115)	$275,396

ALLOY, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	For the Three Months Ended April 30, 2003

					Accumulated
	Common Stock		Additional		Other	Treasury Shares
			Paid-In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Shares	Amount	Total

	(Unaudited)
	(Amounts in thousands, except share data)
Balance, January 31, 2003	40,082,024	$401	$396,963	$(51,955)	$164	(8,275)	$(131)	$345,442
Issuance of common stock for acquisitions of businesses	1,545,947	15	8,302	—	—	—	—	8,317
Repurchase of common stock	—	—	—	—	—	(600,000)	(2,984)	(2,984)
Cancellation of accrued issuance costs in connection with public stock offering	—	—	102	—	—	—	—	102
Issuance of common stock pursuant to the exercise of options and common stock purchases under the employee stock purchase plan	52,470	1	216	—	—	—	—	217
Net loss	—	—	—	(388)	—	—	—	(388)
Accretion of discount and dividends on Series B Convertible Preferred Stock	—	—	(453)	—	—	—	—	(453)
Unrealized loss on available-for-sale marketable securities	—	—	—	—	(139)	—	—	(139)

Balance, April 30, 2003	41,680,441	$417	$405,130	$(52,343)	$25	(608,275)	$(3,115)	$350,114

The accompanying Notes are an integral part of these financial statements.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business and Financial Statement Presentation

      Alloy, Inc. (“Alloy” or the “Company”) is a media, marketing services, direct marketing and retail company targeting Generation Y, the approximately 60 million boys and girls in the United States between the ages of 10 and 24. Alloy’s business integrates direct mail catalogs, retail stores, print media, display media boards, websites, on-campus marketing programs and promotional events, and features a portfolio of brands that are well known among Generation Y consumers and advertisers. Alloy reaches a significant portion of Generation Y consumers through its various media assets, marketing service programs, direct marketing activities, and retail stores. As a result, Alloy is able to offer advertisers targeted access to the youth market. Alloy sells third-party branded and private label products in key Generation Y spending categories, including apparel, action sports equipment and accessories, directly to the youth market. Additionally, Alloy’s assets have enabled it to build a comprehensive database that includes information about approximately 27 million Generation Y consumers.

      Alloy generates revenue from three principal sources — direct marketing, retail stores, and sponsorship and other activities. From its catalogs and websites, Alloy sells branded products in key Generation Y spending categories, including apparel, action sports equipment, and accessories directly to the youth market. Alloy’s retail stores segment derives revenue primarily from the sale of apparel, accessories and home furnishings to consumers. Alloy generates sponsorship and other activities revenues largely from traditional, blue chip advertisers that seek highly targeted, measurable and effective marketing programs to reach Generation Y. Advertisers can reach Generation Y through integrated marketing programs that include its catalogs, books, websites, and display media boards, as well as through promotional events, product sampling, college and high school newspaper advertising, customer acquisition programs and other marketing services that Alloy provides.

      The accompanying unaudited interim consolidated financial statements have been prepared by Alloy. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, comprehensive losses and cash flows at April 30, 2004 and for all periods presented have been made. The results of operations for the periods ended April 30, 2003 and April 30, 2004 are not necessarily indicative of the operating results for a full fiscal year. Certain information and footnote disclosures prepared in accordance with generally accepted accounting principles (“GAAP”) and normally included in the financial statements have been condensed or omitted. Certain balances in the prior year have been reclassified to conform to the presentation adopted in the current year.

      It is suggested that these financial statements and accompanying notes (the “Notes”) be read in conjunction with the consolidated financial statements and accompanying notes related to Alloy’s fiscal year ended January 31, 2004 (“fiscal 2003”) included in this prospectus.

2.	Stock-Based Employee Compensation Cost

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price. The Company discloses the pro forma effect on net loss and loss per share attributable to common stockholders as required by SFAS No. 123, “Accounting for Stock-Based Compensation,” recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant.

      Shares issued under the employee stock purchase plan are considered noncompensatory for the determination of compensation expense under APB No. 25, but the fair value of the benefit related to acquiring such shares at a discount is included as compensation expense in the pro forma disclosures required by SFAS No. 123.

      The following table reflects the effect on net loss attributable to common stockholders and loss per share attributable to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. These pro forma effects may not be representative of

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years.

	Three Months Ended
	April 30,

	2003	2004

	(Unaudited)

	(Amounts in thousands,
	except per share data)
Net loss attributable to common stockholders — as reported:	$(841)	$(9,637)
Add: Total stock-based employee compensation costs included in reported net loss, net of taxes	—	351
Less: Total stock-based
employee compensation costs determined under fair value based method for all awards, net of taxes	(3,035)	(2,518)

Net loss attributable to common stockholders — pro forma:	$(3,876)	$(11,804)
Basic loss attributable to common stockholders per share:
As reported	$(0.02)	$(0.23)
Pro forma	$(0.10)	$(0.28)
Diluted loss attributable to common stockholders per share:
As reported	$(0.02)	$(0.23)
Pro forma	$(0.10)	$(0.28)

      SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123,” which was issued in December 2002, provides alternative methods of transition for an entity that changes to the fair value based method of accounting for stock-based compensation and requires more prominent disclosure of the pro forma impact on earnings per share. The disclosure portion of the statement was adopted in 2002. On April 22, 2003, the FASB determined that fair value of stock-based compensation should be recognized as a cost in the financial statements. On March 31, 2004, the FASB issued an exposure draft that provides for a comment period, which ends June 30, 2004. The proposed statement would be effective for awards that are granted, modified, or settled in fiscal years beginning after December 15, 2004. The Company has not yet determined the impact of this statement on its consolidated financial position, results of operations or cash flows.

3.	Restricted Cash

      Restricted cash represents the cash that backs our line of credit. Restricted cash totaled approximately $3.3 million as of January 31, 2004 and April 30, 2004. Restricted cash primarily represents collateral for standby letters of credit issued in connection with the Company’s merchandise sourcing activities. The restriction will be removed after the letters of credit expire or are cancelled.

4.	Unbilled Accounts Receivable

      Unbilled accounts receivable are a normal part of the Company’s sponsorship business as some receivables are normally invoiced in the month following the completion of the earnings process.

      At January 31, 2004 and April 30, 2004, accounts receivable included approximately $4.3 million and $9.2 million, respectively, of unbilled receivables. At April 30, 2003, accounts receivable included approximately $5.9 million of unbilled receivables.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

5.	Net Loss Per Share

      The following table sets forth the computation of net loss per share. Alloy has applied the provisions of SFAS No. 128, “Earnings Per Share,” in the calculations below. Amounts in thousands, except share and per share data:

	Three Months Ended
	April 30,

	2003	2004

	(Unaudited)
Numerator:
Net loss	$(388)	$(9,243)
Dividend and accretion on preferred stock	453	394

Net loss attributable to common stockholders	$(841)	$(9,637)

Denominator:
Weighted average basic common shares outstanding	40,149,100	42,457,030

Weighted average diluted common shares outstanding	40,149,100	42,457,030

Basic loss attributable to common stockholders per share	$(0.02)	$(0.23)

Diluted loss attributable to common stockholders per share	$(0.02)	$(0.23)

      The calculation of fully diluted loss per share for the three months ended April 30, 2003 and 2004 excludes the securities listed below because to include them in the calculation would be antidilutive:

	Three Months Ended
	April 30,

	2003	2004

	(Unaudited)
Options to purchase common stock	6,907,111	7,927,196
Warrants to purchase common stock	1,813,540	1,917,295
Conversion of Series A and Series B Convertible Preferred Stock	1,544,730	1,357,329
Conversion of 5.375% Convertible Debentures	—	8,274,628
Restricted stock	—	308,000

	10,265,381	19,784,448

6.	Goodwill and Intangible Assets

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets with indefinite lives that were acquired after June 30, 2001 are no longer amortized but instead evaluated for impairment at least annually. With respect to goodwill and intangibles with indefinite lives that were acquired prior to July 1, 2001, Alloy adopted the nonamortization provisions of SFAS No. 142 as of February 1, 2002.

      Alloy completed the required impairment testing of goodwill and other indefinite-lived intangible assets for fiscal 2003 and recognized a goodwill impairment charge of $56.7 million in its direct marketing segment since the carrying amount of the reporting unit’s goodwill exceeded the implied fair value of the reporting unit’s goodwill. The Company concluded that there was no impairment in its sponsorship and other segment since the implied fair value of the goodwill exceeded the carrying amount of the reporting unit’s goodwill. Also, during the fourth quarter of fiscal 2003, an impairment charge for trademarks of $1.9 million and $2.0 million was recognized in the direct marketing segment and the sponsorship and other segment, respectively. The Company will perform its annual impairment testing for its reporting units during the fourth quarter of fiscal 2004.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The acquired intangible assets as of January 31, 2004 and April 30, 2004 were as follows (amounts in thousands):

	January 31, 2004		April 30, 2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

			(Unaudited)
Amortized intangible assets:
Mailing Lists	$3,858	$2,416	$3,886	$2,695
Non-competition Agreements	5,060	2,527	5,860	2,929
Websites	2,890	961	2,890	1,193
Client Relationships	7,405	2,441	8,505	3,049
Leasehold Interests	300	41	300	42

	$19,513	$8,386	$21,441	$9,908

Nonamortized intangible assets:
Trademarks	$9,535	$—	$9,535	$—

      The weighted average amortization period for acquired intangible assets subject to amortization is approximately three years. The estimated remaining amortization expense for the fiscal year ending January 31, 2005 (“fiscal 2004”) is $4.7 million, and for each of the next four fiscal years through the fiscal year ending January 31, 2009 is $3.2 million, $1.4 million, $721,000 and $558,000, respectively.

      Alloy is continuing the review and determination of the fair value of certain assets acquired and liabilities assumed for acquisitions completed during the last nine months of fiscal 2003 and the first three months of fiscal 2004. Accordingly, the allocations of the purchase price are subject to revision based on the final determination of appraised and other fair values and the resolution of pre-acquisition contingencies.

Goodwill

      The changes in the carrying amount of goodwill for the three months ended April 30, 2004 are as follows (amounts in thousands):

Gross balance as of January 31, 2004	$301,442
Accumulated goodwill amortization as of January 31, 2004	(26,646)

Net balance as of January 31, 2004	274,796
Goodwill adjustments during the three months ended April 30, 2004	5,925

Net balance as of April 30, 2004	$280,721

      The goodwill associated with the acquisitions during the prior twelve months is subject to revision based on the final determination of appraised and other fair values along with the resolution of pre-acquisition contingencies. Goodwill adjustments during the first three months of fiscal 2004 primarily relate to an approximate $5.6 million increase in goodwill for the acquisitions during the first quarter of fiscal 2004. Other goodwill adjustments during the first three months of fiscal 2004 relate to changes to acquisition costs of approximately $364,000.

7.	Recently Issued Accounting Pronouncements

      In December 2003, the SEC released Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition”, which supersedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

clarifies existing guidance regarding revenues for contracts which contain multiple deliverables to make it consistent with Emerging Issues Task Force No. 00-21 (“EITF 00-21”), “Accounting for Revenue Arrangements with Multiple Deliverables.” The adoption of SAB No. 104 did not have a material impact on the Company’s revenue recognition policies, nor its consolidated results of operations or financial position.

      In January 31, 2003 the FASB issued FASB Interpretation No. 46 — “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting or similar rights. An entity that consolidates a variable interest entity is the primary beneficiary of the entity’s activities. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and required application in the first period ending after December 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the Company’s consolidated results of operations or financial position. In December of 2003, the FASB revised FIN 46 (“FIN 46R”), which delayed the required implementation date for variable interest entities until the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company’s consolidated results of operations or financial position.

8.	Segment Reporting

      Alloy has three reportable segments: direct marketing, retail stores, and sponsorship and other. During September 2003, Alloy changed the name of its catalog and online commerce business from the merchandise segment to the direct marketing segment and identified a third reportable segment — retail stores. Alloy’s management reviews financial information related to these reportable segments and uses the measure of income from operations to evaluate performance and allocated resources. Reportable data for Alloy’s segments were as follows (amounts in thousands):

	Three Months Ended
	April 30,

	2003	2004

Net Revenues:
Direct marketing	$29,971	$30,640
Retail stores	—	13,641
Sponsorship and other	39,473	43,566

Total Net Revenues	$69,444	$87,847

	Three Months Ended
	April 30,

	2003	2004

Operating (Loss) Income:
Direct marketing	$(1,473)	$(1,400)
Retail stores	—	(2,276)
Sponsorship and other	5,446	4,131
Corporate	(5,006)	(9,002)

Total Operating Loss	(1,033)	(8,547)
Interest income (expense) and other income, net	287	(686)

Loss before income taxes	$(746)	$(9,233)

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Included in operating loss for the three months ended April 30, 2003 are expenses of $380,000 in the direct marketing segment due to restructuring charges representing future contractual lease payments, exit costs, severance and personnel costs, and the write-off of related leasehold improvements related to the closing of the Company’s Girlfriends LA (“GFLA”) facility. In conjunction with the GFLA facility closure, the Company also wrote off approximately $150,000 of inventory during the first quarter of fiscal 2003. This charge is included in cost of goods sold as part of the direct marketing segment for the three-months ended April 30, 2003.

      Operating loss for the three months ended April 30, 2004 includes an approximate $126,000 restructuring charge in the sponsorship and other segment. The restructuring charge is comprised of severance costs associated with the relocation from California to New York of the Company’s Market Place Media (“MPM”) business.

      Cost of goods sold for the three-months ended April 30, 2004 included costs related to sponsorship and other revenues of $986,000. Costs of goods sold for the three-months ended April 30, 2003, had no costs related to sponsorship and other revenues.

	Three Months
	Ended April 30,

	2003	2004

Depreciation and Amortization:
Direct marketing	$797	$1,123
Retail stores	—	792
Sponsorship and other	1,954	1,552
Corporate	77	323

Total Depreciation and Amortization	$2,828	$3,790

	Three Months
	Ended April 30,

	2003	2004

Capital Expenditures:
Direct marketing	$402	$711
Retail stores	—	69
Sponsorship and other	183	516
Corporate	350	299

Total Capital Expenditures	$935	$1,595

	January 31, 2004	April 30, 2004

Total Assets:
Direct marketing	$100,516	$97,198
Retail stores	20,963	20,520
Sponsorship and other	261,024	276,962
Corporate	66,888	50,378

Total Assets	$449,391	$445,058

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The carrying amount of goodwill by reportable segment as of April 30, 2004 and January 31, 2004 was as follows (amounts in thousands):

	January 31, 2004	April 30, 2004

Direct marketing	$64,957	$64,957
Retail stores	—	—
Sponsorship and other	209,839	215,764

Total	$274,796	$280,721

9.	Restructuring Charges

      During the fourth quarter of fiscal 2002, the Company recognized a restructuring charge of $2.6 million in its direct marketing segment related to its decision to outsource its CCS unit’s fulfillment activity to New Roads Inc, a third party service provider (“New Roads”). In the first quarter of 2003, the Company recognized a charge of approximately $380,000 in its direct marketing segment related to its decision to outsource its GFLA fulfillment activities to New Roads. In the third quarter of fiscal 2003, the Company recognized a charge of approximately $350,000 in its direct marketing segment related to its decision to exit the New Roads facility and to transfer its fulfillment activities for its Alloy and CCS units to its recently acquired distribution center in Hanover, Pennsylvania.

      As part of the dELiA*s acquisition, Alloy assumed a $6.5 million restructuring liability. Alloy was contractually obligated to pay certain termination costs to three executives of dELiA*s. Management has estimated liabilities related to the net present value of these termination costs to be approximately $2.7 million. In addition, management estimated $3.8 million of store exit and lease costs and severance related to the closing of up to 17 dELiA*s retail stores.

      During the first quarter of fiscal 2004, the Company made the decision to relocate the operations of its MPM business from Santa Barbara, California to the Company’s principal office in New York, New York and terminated several MPM employees. As a result, and in accordance with SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“Statement No. 146”), the Company recognized a restructuring charge in the sponsorship and other segment of approximately $126,000 in the first quarter of fiscal 2004. The $126,000 restructuring charge is comprised of severance costs. The MPM business is expected to relocate to the New York office by the end of the second quarter of fiscal 2004. Additional charges representing additional severance costs, future contractual lease payments and the write-off of related leasehold improvements will be recognized during the second quarter of fiscal 2004 when the MPM business is physically relocated from Santa Barbara to New York.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The following tables summarize the Company’s restructuring activities (in thousands):

			Severance &
	Asset	Contractual	Personnel
Type of cost	Impairments	Obligations	Costs	Total

Balance at January 31, 2003	$—	$1,596	$—	$1,596

Restructuring Costs Fiscal 2003	31	655	44	730
dELiA*s restructuring liability	—	6,311	212	6,523
Payments and Write-offs Fiscal 2003	(31)	(2,519)	(82)	(2,632)

Balance at January 31, 2004	—	6,043	174	6,217

Restructuring Costs Fiscal 2004	—	—	126	126
Payments Fiscal 2004	—	(597)	(48)	(645)

Balance at April 30, 2004	$—	$5,446	$252	$5,698

      A summary of the Company’s restructuring liability by location and/or business, as of January 31, 2004 and April 30, 2004 is as follows (in thousands):

	January 31,	April 30,
	2004	2004

CCS facility, San Luis Obispo, California	$1,066	$912
MPM facility, Santa Barbara, California	—	126
dELiA*s restructuring liability	5,151	4,660

Total	$6,217	$5,698

      The Company anticipates that the remaining restructuring accruals will be settled by January 31, 2008. As of April 30, 2004, the restructuring accruals are classified as a current liability and a long-term liability of $4.0 million and $1.7 million, respectively.

10.	Common Stock

      On January 29, 2003, Alloy adopted a stock repurchase program authorizing the repurchase of up to $10.0 million of its common stock from time to time in the open market at prevailing market prices or in privately negotiated transactions. Alloy has repurchased 600,000 shares for approximately $3.0 million under this plan through April 30, 2004. All 600,000 shares were repurchased during the first quarter of fiscal 2003.

11.	Restricted Stock Plan

      In May 2003 and March 2004, the Company issued 300,000 and 8,000 shares of Common Stock, respectively, as restricted stock under the Company’s Amended and Restated 1997 Employee, Director and Consultant Stock Option and Stock Incentive Plan (the “1997 Plan”). The shares issued pursuant to the 1997 Plan are subject to restrictions on transfer and certain other conditions. During the restriction period, plan participants are entitled to vote and receive dividends on such shares. Upon issuance of the 308,000 shares pursuant to the 1997 Plan, deferred compensation expenses equivalent to the market value of the shares on the respective dates of grant were charged to stockholders’ equity and are being amortized over the approximate twenty-month to forty month vesting periods. The compensation expense amortized with respect to the restricted shares during the three months ended April 30, 2003 and April 30, 2004 was $0 and $351,000, respectively.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

12.	Recent Acquisitions

Insite Advertising, Inc.

      On March 26, 2004, Alloy acquired all of the issued and outstanding stock of Insite Advertising, Inc. (“Insite”). InSite is a national indoor media company targeting consumers between the ages of 18-34. OnSite Promotions, a division of InSite, is an event-marketing and promotions company that creates customized programs for its clients. The InSite network of out-of-home media assets and the OnSite division further extend Alloy’s reach to the 18-34 demographic through its promotional marketing arm, AMP (Alloy Marketing and Promotions) and its media and marketing division, 360 Youth. To complete the acquisition, Alloy paid approximately $5.1 million in cash and issued shares of common stock valued at approximately $2.9 million, plus additional future consideration if certain financial performance targets are met. As of April 30, 2004, the total cash paid including acquisition costs, net of cash acquired, approximated $4.8 million. The total cost of this acquisition, net of cash acquired and including acquisition costs, is estimated to be $7.7 million. Alloy has recorded approximately $5.4 million of goodwill representing the excess of purchase price over the fair value of the net assets acquired. In addition, Alloy has preliminarily identified specific intangible assets consisting of customer relationships valued at $1.1 million and non-competition agreements valued at $800,000.

      The operations of this acquisition have been included in Alloy’s financial statements since the date of the acquisition. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by Alloy’s management based on available information and on assumptions as to future operations. The allocations of the purchase price are subject to revision based on the final determination of appraised and other fair values and the resolution of pre-acquisition contingencies.

13.	Convertible Senior Debentures

      On July 23, 2003, Alloy issued and sold $65.0 million aggregate principal amount of 20-Year Convertible Senior Debentures due August 1, 2023 (the “Debentures”) in the 144A private placement market. Lehman Brothers, Inc., CIBC World Market Corp., J.P. Morgan Securities Inc., and S.G. Cowen Securities Corporation were the initial purchasers (the “Initial Purchasers”) of the Debentures. The Debentures have an annual coupon rate of 5.375%, payable in cash semi-annually. The Debentures are convertible prior to maturity under certain circumstances, unless previously redeemed, at the option of the holders into shares of Alloy’s common stock at a conversion price of approximately $8.375 per share, subject to certain adjustments. The calculation of diluted loss per share for fiscal 2003 excluded the conversion of these securities as to include them in the calculation would be anti-dilutive. The Debentures are Alloy’s general unsecured obligations and will be equal in right of payment to its existing and future senior unsecured indebtedness; and are senior in right of payment to all of its future subordinated debt. Alloy may not redeem the Debentures until August 1, 2008. On August 20, 2003, Alloy issued and sold an additional $4.3 million aggregate principal amount of the Debentures to the Initial Purchasers pursuant to the exercise of an over-allotment option granted to the Initial Purchasers in the original purchase agreement. Alloy used a significant portion of the net proceeds from this offering for the acquisition of dELiA*s and intends to use the remaining portion for future acquisitions, working capital, capital expenditures and general corporate purposes.

      On February 17, 2004, Alloy approved the repurchase of up to $5.0 million aggregate principal amount of the Debentures. As of June 8, 2004, none of the Debentures have been repurchased.

14.	Mortgage Note Payable

      dELiA*s was subject to certain covenants under a mortgage loan agreement relating to dELiA*s’ fiscal 1999 purchase of a distribution facility in Hanover, Pennsylvania, including a covenant to maintain a fixed charge coverage ratio at the time Alloy acquired dELiA*s. As a result of its financial performance, dELiA*s was in default of the fixed charge coverage ratio. The default has been waived for the duration of the loan. On April 19,

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

2004, dELiA*s entered into a Mortgage Note Modification Agreement extending the term for five years with a fifteen-year amortization schedule. The modified loan bears interest at LIBOR plus 225 basis points. Alloy guaranteed the modified loan and is subject to a quarterly financial covenant to maintain a funds flow coverage ratio with which Alloy is not currently in compliance. As a result of this default, the $2.9 million outstanding principal balance as of April 30, 2004 relating to dELiA*s mortgage loan agreement is classified as a current liability on the accompanying consolidated balance sheets. The mortgage loan is secured by the building and related property.

15.	Credit Facility

      dELiA*s has a credit agreement with Wells Fargo Retail Finance LLC (the “Wells Fargo Credit Agreement”). The Wells Fargo Credit Agreement consists of a revolving line of credit that permits dELiA*s to borrow up to $20 million. Until October 31, 2004, dELiA*s retains the right to request an increase of the limit to $25 million which the lender has the right to approve at its sole discretion. The credit line is secured by dELiA*s’ assets and borrowing availability fluctuates depending on dELiA*s’ levels of inventory and certain receivables. The Wells Fargo Credit Agreement contains certain covenants and default provisions, including a limitation on dELiA*s’ capital expenditures. At dELiA*s’ option, borrowings under this facility bear interest at Wells Fargo Bank’s prime rate plus 25 basis points or at LIBOR plus 250 basis points, but at no time will the rate be less than 4.25%. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit as defined in the agreement. The facility matures in April 2006. The credit facility is considered a current liability because the lender has access to dELiA*s lockbox facility and the agreement contains a subjective acceleration clause. In addition, the Wells Fargo Credit Agreement contains a change of control event, which was triggered when Alloy purchased dELiA*s and allowed the lender to call the loan at any time. The lender has agreed to waive any default caused in connection with Alloy’s acquisition of dELiA*s. As of April 30, 2004, there was a $3.1 million credit facility balance, there were no outstanding documentary letters of credit, the standby letters of credit were $2.9 million, and unused available credit was $945,000.

16.	Subsequent Events

Change of Independent Registered Public Accounting Firm

      On May 28, 2004, the Audit Committee of our Board of Directors (the “Board”) dismissed KPMG LLP (“KPMG”) as our independent auditors effective immediately. The Audit Committee made the decision to engage BDO Seidman, LLP (“BDO”) as our independent auditors for the fiscal year ending January 31, 2005, effective as of May 28, 2004.

      During our two most recent fiscal years ended January 31, 2003 and January 31, 2004, and through May 28, 2004, there were no “reportable events” as listed in Item 304(a)(1)(v)(A)-(D) of Regulation S-K adopted by the Securities and Exchange Commission (the “Commission”), except that, in performing its audit of our Consolidated Financial Statements for our fiscal year ended January 31, 2004, KPMG noted two matters involving our internal controls that it considered to be reportable conditions and/or material weaknesses under the standards established by the American Institute of Certified Public Accountants. A reportable condition, which may or may not be determined to be a material weakness, involves matters relating to significant deficiencies in the design or operation of internal controls that, in KPMG’s judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management on the financial statements. The first reportable condition identified by KPMG related to the absence of appropriate reviews and approvals of transactions, accounting entries and systems output at our dELiA*s subsidiary. According to KPMG, numerous adjusting entries came about as a result of its audit procedures at dELiA*s that indicated a lack of timely and appropriate management review during the closing process. This reportable condition was not considered to be a material weakness.

ALLOY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The second identified reportable condition was considered a material weakness and concerned the ability of accounting personnel to properly apply all relevant accounting pronouncements related to goodwill, intangible assets and other long-lived assets. Specifically, KPMG indicated that when we applied the provisions of FASB No. 142 relating to the annual assessment of goodwill and other indefinite-lived intangible assets carrying value, we incorrectly applied the provisions of SFAS No. 142 needed to calculate the impairment amounts, and failed to test separately the carrying values of our other indefinite-lived intangible assets. KPMG also indicated that we incorrectly applied the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in calculating impairment amounts of other long-lived assets. In addition, they noted that we had not formally documented triggering events for impairment testing under either standard. Consequently, we did not properly identify the adjustments that arose due to the weakness in our internal control process, and KPMG indicated that we need to implement modifications and upgrades to our financial reporting process to ensure that this situation does not occur in the future.

      The reportable condition and material weakness have been discussed in detail by management, our Audit Committee and KPMG, and we have authorized KPMG to respond fully to the inquiries of BDO, our new independent auditors, concerning the subject matter of the foregoing reportable conditions.

Nasdaq Delisting Hearing

      As a result of the late filing of our Annual Report on Form 10-K for our fiscal year ended January 31, 2004 by the extended due date of April 30, 2004, we received a letter from the Nasdaq staff indicating that we were not in compliance with the filing requirements for continued listing on The Nasdaq National Market as set forth in Nasdaq Marketplace Rule 4310(c)(14). As stated in the Nasdaq letter, our common stock was subject to delisting from The Nasdaq National Market because of such late filing. We requested a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”) to review the staff determination, and the delisting proceedings were stayed automatically pending the results of that hearing. That hearing was held on May 27, 2004. Also on May 27, 2004, and prior to the hearing, we filed our Annual Report on Form 10-K for our fiscal year ended January 31, 2004, bringing us into compliance with the Nasdaq standards for continued listing on The Nasdaq National Market. On June 7, 2004, we received a letter from Nasdaq containing the decision of the Panel. The decision noted that, although we had filed our delinquent Form 10-K and evidenced compliance with all other requirements for continued listing on The Nasdaq National Market, because of our recent change of auditors the Panel determined to monitor our filing of this Quarterly Report on Form 10-Q so as to ensure our continued compliance with the Nasdaq’s filing requirement in the near term. Thus, the Panel determined to continue the listing of our securities on the The Nasdaq National Market pursuant to a requirement that we file our Form 10-Q for the first quarter of fiscal 2004 on or before June 14, 2004.